SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

DFS    –  Capital Management Department

DFSI  – Investor Relations Division invest@eletrobras.com.br

www.eletrobras.com

Marketletter – June 2010
ELETROBRÁS’ PERFORMANCE DURING THE FIRST SEMESTER 2010

Eletrobras registered, in the first semester of 2010, a gain of R$ 1,733.7 million, equivalent to R$ 1.53  per share. In the same period of the previous year, the Company registered a loss of R$ 1,989.5 million, equivalent to R$ 1.76  per share. Eletrobrás ended the second quarter of 2010 with a gain of R$ 995,4 million, equivalent to R$ 0.88 per share, whereas at the same period of 2009 a loss of R$ 2,090.8 million, equivalent to R$ 1.85 per share e was registered.

1. Eletrobrás System

1.1  ELECTRIC ENERGY TRANSACTIONS

A – Energy sale – R$ thousands

	Parent Company		Consolidated
	06/30/2010	06/30/2009	06/30/2010	06/30/2009
Supply	-	-	2,580,988	3,400,003
Gross Supply	-	-	5,306,706	3,922,832
Transmission	-	-	2,306,387	2,422,922
Electric Energy traded at CCEE – short-term energy	955,144	963,350	1,133,013	1,259,623
Relending of Itaipu Energy	2,935,683	3,530,857	2,935,683	3,530,857
Regulatory Asset – Itaipu Energy Trading	(531,802)	(2,415,470)	(531,802)	(2,415,470)
Other	2,882	2,974	2,882	2,974
	3,361,907	2,081,711	13,733,857	12,123,741

B - Energy purchased for resale and use of transmission lines – R$ thousands

	Parent Company		Consolidated
	06/30/2010	06/30/2009	06/30/2010	06/30/2009
Supply	-	-	614,152	562,682
Gross Supply	-	-	199,879	441,174
Transmission	-	-	621,076	585,936
Electric Energy traded at CCEE – short-term energy	450,752	584,922	455,969	731,050
Relending of Itaipu Energy	3,148,157	2,533,585	1,701,111	793,291
Other	3,640	3,091	30,336	172,736
	3,602,549	3,121,598	3,622,523	3,286,869

In the Relending of Itaipu Energy line item a revenue of $ 304 million is included in order to represent the effect of the Regulatory Assets

The result of this first semester of 2010 was impacted by the loss relating to the recognition of the effect of U.S. inflation, measured by the Industrial Goods and Consumer Price indices, which affect the commercialization of energy from Itaipu, in the form of Regulatory Assets, which negatively impacted the semester’s result in R$ 228 million. In the second quarter of 2010 a positive effect of R$ 809 million was registered.

The balance of the Regulatory Asset deriving from trade energy of Itaipu Binacional during the period between January and June 2010, represented by the line item Right of Reimbursement, presented in the Non-Current Asset, is R$ 731.5 million.

1.2  Consolidated Financial Statement

The Consolidated Financial Statement of the Eletrobrás System showed the following evolution:

2º Quarter – R$ milion			CONSOLIDATED	1º Semester – R$ milion
2010	2009	Variation		2010	2009	Variation
7,668.1	5,600.6	36.9%	Operating Income	13,289.6	11,688.4	13.7%
6,327.2	5,584.0	13.3%	Operating Expenses	11,112.0	11,041.4	0.6%
1,340.9	16.6	7978.2%	Profit before the Financial Result	2,177.6	647.0	236.6%
104.5	(2,530.7)	104.1%	Financial Result	440.1	(2,889.8)	115.2%
995.4	(2,090.8)	147.6%	Net Income	1,733.7	(1,989.5)	187.1%
R$ 0.9	(R$ 1.8)	147.6%	Net Income per share	R$ 1.5	(R$ 1.8)	187.1%
28,006.4	23,700.1	18.2%	Market Value	28,006.4	23,700.1	18.2%
17.5%	0.30%	17.2 pp	Operating Margin (%)	16.4%	5.50%	10.9 pp
13.0%	-37.30%	50.3 pp	Net Margin (%)	13.0%	-17.00%	30.1 pp

Operating Margin = Operating Income / Operating Revenue

Net Margin = Net Income / Operating Revenue

pp = percentage point

    In 2009 the market value adjusted ex dividend

1.3 Ebitda Evolution

The sum of the Ebitdas of our subsidiaries in the first semester of 2010 totaled R$ 3,132 million, 34.07% superior to the amount registered in the same period of 2009 when an amount of R$ 2,336 million was registered.

In relation to the generating and transmission companies, Furnas presented an increase of 16.05%, going from R$ 628 million to R$ 729 million. Chesf showed an increase of 8.82%, going from R$ 1,109 million to R$ 1,207 million.

Eletronorte, which supplies the Brazilian Isolated System, shows an increase of 106.3%, going from R$ 374 million in the first semester of 2009 to R$ 772 million in the first semester this year. Eletrosul presented, in the first semester of 2010, an Ebitda of R$ 180 million, 18.32% superior to the amount of R$ 220 million registered in the first semester of 2009. Eletronuclear registered an increase of 42.23%, going from R$ 265 million in the first semester of 2009 to R$ 378 million in the first semester of 2010, whereas CGTEE showed an decrease of 28.66%, going from  R$ (31) million to R$ (40) million.

In relation to the distribution companies, an increase of 59.70% was verified in the total amount of the EBITDAs, going from R$ (229) million, in the first semester of 2009, to a total of R$ (92) million in the first semester this year.

The Ebitda verified for each company of the Eletrobrás System is stated immediately following the Financial Statement of each company.

2. Eletrobrás Shareholding Participation

The results obtained by the companies invested by Eletrobrás had a positive impact on the Company result in the first semester of 2010 of R$ 1,411.9 million, deriving from the evaluation of the shareholding investments, as shown below.

	R$ thousand
	Parent Company		Consolidated
	06/30/2010	06/30/2009	06/30/2010	06/30/2009
Investments in controlled companies
Equity Method	1,167,863	144,248	-	-
Capital Income - ITAIPU	32,685	40,629	32,685	21,359
	1,200,548	184,877	32,685	21,359
Investments in Affiliates
Equity Method	139,540	248,524	139,540	248,524
Interest on Own Capital	21,852	44,880	21,852	44,880
	161,392	293,404	161,392	293,404
Other investments
Interest on Own Capital	2,969	13,588	2,969	13,588
Dividends	39,566	43,768	39,566	43,768
Investment remuneration in partnerships	7,419	7,949	40,818	93,581
	49,954	65,305	83,353	150,937
	1,411,894	543,586	277,430	465,700

3 –  Financial Result

The devaluation of the Real compared to the US$ dollar and the fact that Eletrobrás holds relevant part of its receivables (net of obligations) – R$ 9,546.2  million (US$ 5,299.0 million) – indexed to the foreign currency, mainly to the US$ dollar, produced a positive impact on the Company’s result in the first semester of 2010 when a net revenue of R$ 358.0  million  was registered, deriving from the currency variation. R$ 130.4 million were registered in the second quarter of 2010. In the first semester of the previous year a loss of R$ 3,108 million was registered, of which R$ 2,909 million were registered in the second quarter of 2009.

Relating to the monetary variation deriving from the internal indices, a gain of R$ 341.2 million was verified, against a small gain of R$ 0.9 million in the same period of 2009, as shown below:

	R$ thousands
	Parent company		Consolidated
	06/30/2010	06/30/2009	06/30/2010	06/30/2009
Financial Revenues (Expenses)
Revenues from interest, commission and fees	1.109.524	1,957,305	422.644	603,461
Debt Charges	(329.512)	(279,499)	(792.358)	(750,593)
Charges on Shareholders Remuneration	(590,307)	(799,116)	(627,985)	(839,018)
Revenue from Financial Applications	561.261	609,207	659.224	658,533
Arrears surcharge on electric energy	880	1,507	127.028	98,031
Other Revenues (expenses)	105.741	(7,730)	125.648	(2,857)
Sub Total	857,587	1,481,674	(85,797)	(232,443)
Net monetary and currency variation
Net monetary variation	341,186		188,732
Net currency variation	357.987	900	337.210	135,249
Sub Total	699,173	(3,108,335)	525,942	(2,792,569)
Total	1.556.760	(3,107,435)	440.145	(2,657,321)

The main indeces of the financing contracts and of the onlendings showed the following variations:

Dollar and IGPM Variation

3.1  –  Financing Receivable

By the end of the first semester of 2010, the Company  held 775 contracts of loans and financing granted, totaling R$ 28,355,087        thousand (March 31, 2010 – R$ 28,987,2864 thousand), as per table below:

Currency	US$ thousand (equivalent)%		R$ thousand
US$ Dollar	7,866,707	49.98	14,171,873
IGP-M	1,641,652	10.43	2,957,436
Real	5,934,871	37.70	10,689,868
Yen	232,948	1.48	419,656
EURO	64,533	0.42	1160,2558
Total	15,741,284	100.00	28,355,087

3.1.1  –  Parent Company

	PARENT COMPANY
	06/30/2010				03/31/2010
	CURRENT		PRINCIPAL		CURRENT		PRINCIPAL
	CHARGES			Non	CHARGES			Non
	Average Rate	Value	Current	Current	Average Rate	Value	Current	Current

Controlled co’s and controlled as a whole
FURNAS	7.58%	4,154	398,271	1,019,103	7.58%	21,759	593,679	772,523
CHESF	8.75%	1,528	78,903	139,320	8.75%	-	89,050	146,336
ELETROSUL	7.46%	30,154	27,075	703,349	7.46%	2,364	30,636	662,974
ELETRONORTE	13.07%	10,134	229,337	3,239,413	13.07%	18,728	226,327	3,231,016
ELETRONUCLEAR	11.73%	7,018	165,427	3,229,547	11.73%	6,821	126,920	3,120,786
CGTEE	2.54%	1,576	68,993	790,160	2.54%	5,346	115,156	764,652
Distribuição Alagoas	6.61%	829	41,985	113,584	6.61%	279	4,661	118,401
Distribuição Rondônia	8.45%	593	7,727	94,683	8.45%	-	3,980	98,327
Distribuição Piauí	9.39%	1.963	33.429	306.745	9.39%	-	9,203	312,856
Distribuição Acre	7.39%	266	36.903	16.838	7.39%	-	21,466	18,144
Amazonas Energia	7.95%	2.333	39.611	368.251	7.95%	-	19,607	365,200
ITAIPU	7.08%	0	1.041.038	11.760.339	7.08%	-	1,014,508	11,863,439
		60.549	2.168.699	21.781.331		55,297	2,255,195	21,474,652
OTHER

CEMIG	6.22%	1.950	70,119	324,989	6.22%	236	61,224	343,727
COPEL	8.39%	1,944	44,862	262,980	8.39%	0	7,480	107,613
CEEE	8.01%	403	2,521	49,735	8.01%	-	1,787	29,774
DUKE	10.00%	1,866	138,045	312,406	10.00%	1,921	132,619	338,079
AES TIETÊ	10.00%	0	5	-	10.00%	3,796	262,029	667,966
AES ELETROPAULO	10.48%	292,992	109,151	2,642	10.48%	289,881	108,090	492
TRACTBEL	12.00%	(0)	26,333	-	12.00%	-	31,083	2,733
CELPE	6.00%	1,009	16,976	54,451	6.00%	608	15,670	58,369
CEMAR	5.94%	1.695	37.647	382.076	5.94%	-	32,585	370,673
CESP	9.36%	1.033	31.090	195.986	9.36%	741	31,500	197,988
OUTRAS	-	98.950	387.423	1.696.375	-	108,777	378,651	1,806,603
( - ) PCLD	-	(89.162)	(113.982)	-	-	(82,854)	(107,697)	-
		312.679	750.189	3.281.640		323,106	955,021	3,924,014
T O T A L		373.228	2.918.888	25.062.971		378,403	3,210,216	25,398,666

3.1.2 – Consolidated

	CONSOLIDATED
	06/30/2010				03/31/2010
	CURRENT		PRINCIPAL		CURRENT		PRINCIPAL
	CHARGES			Non	CHARGES			Non
	Average Rate	Value	Current	Current	Average Rate	Value	Current	Current

Controlled co’s and as a whole
FURNAS	-	-	-	-	-	-	-	-
CHESF	-	-	-	-	-	-	-	-
ELETROSUL	-	-	-	-	-	-	-	-
ELETRONORTE	-	-	-	-	-	-	-	-
ELETRONUCLEAR	-	-	-	-	-	-	-	-
CGTEE	-	-	-	-	-	-	-	-
Distribuição Alagoas	-	-	-	-	-	-	-	-
Distribuição Rondônia	-	-	-	-	-	-	-	-
Distribuição Piauí	-	-	-	-	-	-	-	-
Distribuição Acre	-	-	-	-	-	-	-	-
Amazonas Energia	-	-	-	-	-	-	-	-
ITAIPU			520,519	5,880,170	-	-	507,254	5,931,719
			520,519	5,880,170		-	507,254	5,931,719
Other
CEMIG	6,22%	1,951	70,119	324,988	6.22%	236	61,224	343,727
COPEL	8,39%	1,339	34,356	159,217	8.39%	0	7,480	107,613
CEEE	8,01%	403	2,521	49,735	8.01%	-	1,787	29,774
DUKE	10,00%	1,866	138,045	312,406	10.00%	1,921	132,619	338,079
AES TIETÊ	10,00%	-	-	-	10.00%	3,796	262,029	667,966
AES ELETROPAULO	10,48%	292,992	109,151	2,642	10.48%	289,881	108,090	492
TRACTBEL	12,00%	-	26,333	-	12.00%	-	31,083	2,733
CELPE	6,00%	1,009	16,976	54,451	6.00%	608	15,670	58,369
CEMAR	5,94%	1,695	37,647	382,076	5.94%	-	32,585	370,673
CESP	9,36%	1,033	31,090	195,986	9.36%	741	31,500	197,988
Other	-	99,577	410,775	1,832,162	-	108,787	409,109	1,840,558
( - ) PCLD	-	(89,162)	(113,982)	-	-	(82,854)	(107,697)	-
		312,703	763,031	3,313,663		323,116	985,479	3,957,972
T O T A L		312,703	1,283,550	9,193,833		323,116	1,492,733	9,889,691

The long term installment of loans and financing granted using sector as well as own resources, including onlendings, have the following maturities:

	2011	2012	2013	2014	2015	After 2015	Total

PARENT COMPANY	1,554,122	1,226,820	1,213,914	1,120,759	1,048,644	18,898,712	25,062,971
CONSOLIDATED	570,098	450,034	445,299	411,127	384,673	6,932,602	9,193,833

3.2  –  Financing Payable

Eletrobras ended the first semester of  2010  with 13 contracts amongst loans, financings and bonds, totaling  RS 5,161,591 thousand (March 31, 2010 - R$ 5,147,410  thousand), as shown below:

Currency	US$ thousand (equivalent)%		R$ thousand
US$ Dollar	2.598.756	90,70%	4.681.658
EURO	66.825	2,33%	120.384
Yen	199.583	6,97%	359.548
Total	2.865.163	100,00	5.161.591

3.2.1  –  Parent Company

	PARENT COMPANY
	06/30/2010				03/31/2010
	CURRENT		PRINCIPAL		CURRENT		PRINCIPAL
	CHARGES			Non	CHARGES			Non
	Average Rate	Value	Current	Current	Average Rate	Value	Current	Current
Foreign Currency
Financial Institutions
Inter-American Development Bank - IDB	5.32%	2,796	33,519	234,632	5.32%	1,552	16,481	248,530
Corporación Andina de Fomento - CAF	2.87%	15,672	27,715	1,205,619	2.87%	11,202	-	1,233,000
Kreditanstalt fur Wiederaufbau - KFW	3.86%	76	20,933	46,649	3.86%	1,208	22,864	50,129
AMFORP & BEPCO	6.25%	(0)	20,959	31,767	6.25%	2,071	22,863	46,530
Dresdner Bank	2.15%	1,667	44,736	313,146	2.15%	-	20,512	313,783
Eximbank	1.85%	349	62,388	681,062	1.85%	24,184	-	765,486
OTHER		207	1,820	11,237		-	1,646	11,148
		20,765	212,071	2,524,112		40,217	84,367	2,668,606
Bonds
Bonds due date 11/30/2015	7.75%	4,122	-	540,450	7.75%	15,905	-	534,300
Bonds due date 07/30/2019	6.87%	58,571	-	1,801,500	6.87%	23,015	-	1,781,000
		62,693	-	2,341,950		38,920	-	2,315,300
Other
National Treasury - ITAIPU		-	-	-		-	-	-
		-	-	-		-	-	-
		83,458	212,071	4,866,062		79,138	84,367	4,983,906
Local Currency
FIDC			-	-		-	-	-
Other						-	-	-
						-	-	-
Total		83,458	212,071	4,866,062		79,138	84,367	4,983,906

3.2.2  –  Consolidated

	CONSOLIDATED
	06/30/2010				03/31/2010
	CURRENT		PRINCIPAL		CURRENT		PRINCIPAL
	CHARGES			Non	CHARGES			Non
	Average Rate	Value	Current	Current	Average Rate	Value	Current	Current

Foreign Currency
Financial Institutions
Inter-American Development Bank - IDB	5.32%	2,796	33,519	234,632	5.32%	1,552	16,481	248,530
Corporación Andina de Fomento - CAF	3.97%	15,672	27,715	1,205,619	3.97%	11,202	-	1,233,000
Kreditanstalt fur Wiederaufbau - KFW	3.87%	76	20,933	46,649	3.87%	1,208	22,864	50,129
AMFORP & BEPCO	6.25%	(0)	20,959	31,767	6.25%	2,071	22,863	46,530
Dresdner Bank	2.15%	1,667	44,736	313,146	2.15%		20,512	313,783
Eximbank	1.85%	349	62,388	681,062	1.85%	24,184	-	765,486
Outras		593	3,469	22,737		-	3,324	15,781
		21,151	213,720	2,535,612		40,217	86,045	2,673,239
Bonds
Bonds due date 11/30/2015	7.75%	4,122		540,450	7,75%	15,905	-	534,300
Bonds due date 07/30/2019	6.87%	58,571		1,801,500	6,87%	23,015	-	1,781,000
		62,693	-	2,341,950		38,920	-	2,315,300
Other
National Treasury - ITAIPU		2,831	365,212	8,815,892		7,436	354,815	8,817,451
		2,831	365,212	8,815,892		7,436	354,815	8,817,451
		86,675	578,931	13,693,455		86,573	440,860	13,805,991
Local Currency
FIDC			-		-		-
Other		63,094	335,491	3,377,943		48,011	382,394	3,236,666
		63,094	335,491	3,377,943		48,011	382,394	3,236,666
TOTAL		149,769	914,422	17,071,398		134,584	823,254	17,042,657

a) The debts are guaranteed by the Government and/or by Eletrobrás

b) The total debt in foreign currency, including financial charges, correspond to  R$ 5,161,591 thousand, equivalent to US$ 2,865,163 thousand and the consolidated debt amounts to  R$ 14,359,062 thousand, equivalent to  US$ 7,970,614 thousand. The percentage breakdown by currency is presented as follows.

c) The loans and financing are subject to charges, whose average rate in the second quarter of 2010 was 4.69% pa.  The average rate the first quarter of 2010 was 5.19% p.a..

	US$	EURO	YEN
Parent Company	91%	2%	7%
Consolidated	96%	1%	3%

d) The long-term loans and financings stated in thousand of US$ dollars have the following maturities:

	2011	2012	2013	2014	2015	After 2015	TOTAL
Parent Company	118,221	191,331	240,929	240,931	552,594	1,357,111	2,701,117
Consolidated	493,694	891,847	769,321	725,261	1,051,945	5,544,145	9,476,213

4 –  Provisions

4.1 Operating Provisions

	R$ thousand
	PARENT COMPANY		CONSOLIDATED
	06/30/2010	06/30/2009	06/30/2010	06/30/2009
Contingencies	54,852	(68,900)	274,249	236,524
PCLD – Consumers and Resellers	-	-	66,094	248,884
PCLD - RTE	-	-	1,034	(1,292)
PCLD – Financings and loans	10,912	61,821	10,912	61,821
PCLD – ICMS credits	-	-	7,612	141,004
PCLD - Securities	4,466	7,681	4,466	7,681
Losses in realization of AFAC	42,197	27,030	-	-
Unfunded liabilities in subsidiaries	-	(4,451)	-	-
Other	75,752	837	100,537	35,020
	188,179	24,018	464,903	729,642

AFAC - Advances for future capital increase

4.2 Provision for credits of questionable liquidation - PCLD

The controlled companies constitute and maintain provisions in accordance with ANEEL considering the analysis of the values which are stated in the overdue receivables line item and in part losses report, the amount is considered enough by the Company’s management to cover eventual loss enduring the performance of these assets. The balance on June 30, 2010 is R$  2,108,258 million (March 31, 2010 - R$ 2,052,662 million), as follows:

	CONSOLIDATED R$ thousand
	06/30/2010	03/31/2010
RTE (Free Energy - Loss of Revenues and Part "A")	36.606	36.781
Consumers and Resellers
Companhia Energética do Amapá	820.382	727.425
Others	168.946	168.727
	989.224	896.152
Consumers of the Distribution Companies	788.764	826.169
CCEE - Short-Term Energy	293.560	293.560
	2.108.258	2.052.662

4.3 Provision for Contingencies

At the time of closing of the Financial Statements, the Company showed the following provisions for contingent liability, by nature:

	Parent company		Consolidated
	06/30/2010	03/31/2010	06/30/2010	03/31/2010
CURRENT
Labor		-	83,255	113,557
Taxes		-	33,267	38,080
Civil		-	34,359	52,268
(-) Legal Fees		-	(59,909)	(64,122)
		-	90,972	139,783
NON-CURRENT
Labor	6,130	6,130	1,007,127	877,905
Taxes	-	-	124,888	114,458
Civil	1,366,297	1,395,879	2,633,791	2,804,858
(-) Legal Fees	(506,821)	(495,367)	(1,166,799)	(1,436,494)
	865,605	906,642	2,599,007	2,360,727

5 – Financial Results, for information purposes only, with and without Itaipu Binacional

Below, we present, for analysis, the summary of Balance Sheet and Consolidated Financial Results, excluding the effects of the pro rata consolidation of Itaipu Binacional. The information aims at making the Accounting Statements of Itaipu Binacional in the Consolidated Statements of the Eletrobrás System clear, taking into account its specificities.  It should be, in no circumstances, as being the Consolidated Accounting Statements of the Eletrobrás System.

CONSOLIDATED BALANCE SHEET
(for information purposes, only)
	06/30/2010
	WITHOUT ITAIPU	WITH ITAIPU
Asset
Current
Consumers and Resellers	4,692,926	4.735.797
Financings and Loans	2,116,772	1.596.253
Others	22,138,493	22.576.704
	28,948,191	28.908.754
Non-Current
Long-Term Assets
Financings and Loans	15,074,002	9.193.832
Others	9,130,596	9.315.059
	24,204,598	18.508.891
Investments	7,672,888	7.582.813
Property, plant and equipment deferred and intangible	62,525,402	78.466.471
	70,198,290	86.049.284
Total of Asset	123,351,079	133.466.929

Liability and Shareholders' equity
Current
Financings and Loans	693,772	1.064.192
Suppliers	3,628,574	3.054.381
Others	9,412,938	9.944.609
	13,735,284	14.063.182
Non-Current
Financings and Loans	8,214,629	17.071.397
Others	23,128,353	24.059.536
	31,342,982	41.130.934
No control Shareholders’ Participation	223,409	223.409
Shareholders' equity	78,049,404	78.049.404
	78,272,813	78.272.813
Total of Liability and Shareholders' equity	123.351.079	133,466,929

STATEMENT OF INCOME
(for information purposes only)
	06/ 30/2010
	WITHOUT ITAIPU	WITH ITAIPU
OPERATING REVENUE
Operations of electric energy	13,630,979	13,733,857
Deductions	(1,163,949)	(1,163,949)
Other	422,217	422,217
	12,889,247	12,992,125
OPERATING COSTS AND EXPENSES
Electricity purchased for resale	(4,448,493)	(3,001,447)
Depreciation and amortization	(1,212,730)	(1,212,730)
Deferred loss from Itaipu	-	(509,814)
Other	(5,840,932)	(6,387,996)
	(11,502,155)	(11,111,987)
OPERATING RESULT BEFORE FINANCAIL RESULT	1,387,092	1,880,138
FINANCIAL RESULT	935,408	440,145
RESULT OF PARTICIPATIONS	297,467	297,467
OTHER REVENUES AND EXPENSES	38,734	40,951
RESULT BEFORE SOCIAL CONTRIBUTION AND INCOME TAX	2,658,701	2,658,701
SOCIAL CONTRIBUTION AND INCOME TAX	(894,846)	(894,846)
RESULT BEFORE PARTICIPATIONS	1,763,855	1,763,855
Minority Participation	(30,205)	(30,205)
NET INCOME FOR THE PERIOD	1,733,650	1,733,650
NET INCOME PER SHARE	R$ 1.53	R$ 1.53

Balance Sheet for the period ended on June 30

(R$ thousand)

	Parent Company		Consolidated
Assets	2010	2009	2010	2009
Current Assets
Cash and cash equivalents	10,764,725	9,392,275	13,152,006	12,154,669
Restricted cash	1,327,321	1,339,394	1,327,321	1,339,394
Consumers and resellers	1,887,552	1,834,323	4,735,797	4,372,579
Loans and financing	3,292,116	2,846,606	1,596,253	1,382,103
Fuel consumption account - CCC	1,124,460	601,604	1,124,460	491,894
Investment remuneration	811,630	433,400	214,682	144,229
Renegotiated credits	57,237	67,912	448,127	565,149
Fiscal assets deferred	601,253	846,436	1,228,448	1,407,331
Compensation rights	148,883	279,715	1,128,079	279,715
Sundry debts	533,834	376,615	929,730	619,833
Materials and supplies	2,163	1,934	876,528	762,968
Prepaid charges	-	-	98,706	64,509
Other	123,015	204,164	1,122,680	1,098,971
	20,674,189	18,224,378	27,982,817	24,683,343
Non-Current Assets
Loans and financing receivable	25,062,971	35,972,844	9,193,832	11,563,950
Renegotiated credits	74,244	147,966	1,490,535	1,740,433
Marketable securities	707,245	610,611	715,912	614,348
Nuclear fuel inventories	-	-	728,784	716,248
Fiscal assets deferred	2,483,934	931,052	4,608,278	2,819,244
Fuel consumption account - CCC	674,546	908,839	674,546	908,839
Compensation rights	1,317,870	1,350,855	1,317,870	1,350,855
Other	160,457	84,556	701,072	1,119,003
	30,481,267	40,006,723	19,430,829	20,832,919
Advances for shareholding participation	10,571,248	959,807	4,000	4,000
	41,052,515	40,966,530	19,434,829	20,836,919
Investments	45,551,199	44,046,649	7,582,813	6,221,477
Property, plant and equipment	29,045	24,351	77,921,840	77,147,681
Intangible	50,929	52,780	544,631	502,983
	86,683,688	85,090,311	105,484,112	104,709,060
Total Assets	107,357,877	103,314,688	133,466,929	129,392,403

	Parent Company		Consolidated
Liabilities and Stockholders’ Equity	2010	2009	2010	2009
Current Liabilities
Loans and financing	295,529	159,116	1,064,192	1,008,721
Compulsory loan	21,175	78,412	21,175	78,412
Suppliers	1,460,594	1,331,186	3,054,381	2,494,191
Anticipated energy sales	303,768	259,532	343,796	297,143
Taxes payable	76,809	9,934	1,028,688	947,194
Fuel consumption account - CCC	1,314,572	1,060,366	1,314,572	1,082,791
Shareholders’ remuneration	2,897,742	228,872	2,911,865	232,921
Federal treasury credits	84,462	73,298	84,462	73,298
Estimated obligations	1,509	49,811	922,510	755,699
Reimbursement obligations	1,544,685	1,315,604	1,544,685	1,315,604
Employee postemployment benefits	652	-	313,306	557,967
Provision for contingencies	-	-	90,972	713,372
Fees as per regulations	-	-	572,465	684,753
Other	21,459	134,232	796,113	715,913
	8,022,956	4,700,362	14,063,182	10,957,978
Non-Current Liabilities
Loans and financing	4,866,062	3,379,278	17,071,397	16,244,191
Federal treasury credits	1,040,899	1,122,592	1,040,899	1,122,592
Global Reversal Reserve - RGR	7,886,639	7,350,911	7,886,639	7,378,925
Compulsory loan	137,697	123,734	137,697	123,734
Taxes payable	-	-	1,095,688	1,496,171
Shareholders remuneration	5,352,709	-	5,352,709	-
Decommissioning obligations	-	-	232,111	231,602
Anticipated energy sale	-	-	958,893	1,000,142
Fuel consumption account - CCC	674,546	908,839	674,546	1,731,629
Provision for contingencies	865,606	961,605	2,599,009	2,109,316
Employee postemployment benefits	101,472	-	1,662,708	1,192,305
Uncovered liability in controlled co’s	-	349,470	-	-
Other	359,887	57,827	2,418,637	1,237,648
	21,285,517	14,254,256	41,130,934	33,868,255
Minority interest	-	-	223,409	206,102

Stockholders’ Equity
Capital Stock	26,156,567	26,156,567	26,156,567	26,156,567
Tresury shares	-	(879)	-	(879)
Additional paid-in capital	26,048,342	26,048,342	26,048,342	26,048,342
Re-evaluation reserves	172,607	185,677	172,607	185,677
Appropriated retained earnings	19,010,546	29,401,910	19,010,546	29,401,910
Equity evaluation adjustment	5,643	9,015	5,643	9,015
Accrued income	1,740,469	(1,957,968)	1,740,469	(1,957,968)
	73,134,174	79,842,664	73,134,174	79,842,664
Advances for future capital increase	4,915,230	4,517,406	4,915,230	4,517,406
	78,049,404	84,360,070	78,049,404	84,360,070
Total Liabilities and Stockholders’ Equity	107,357,877	103,314,688	133,466,929	129,392,404

Statement of Income for the period ended on June 30

(R$ thousand)

	Parent Company		Consolidated
Operating Revenues	2010	2009	2010	2009
Operations of electric energy	3,361,907	2,081,711	13,733,857	12,123,741
(-) Regulatory charges on revenues	-	-	(672,938)	(634,052)
(-) Taxes on revenues	-	-	(491,011)	(510,182)
Equity in earnings of affiliated companies	1,369,487	543,586	297,467	465,700
Other operating revenues	-	-	422,217	243,161
	4,731,394	2,625,297	13,289,592	11,688,368
Operating costs and expenses
Payroll and related charges/thrird-party services/material and supplies	191,883	159,826	3,162,277	2,758,366
Electricity purchased for resale	3,602,549	3,121,598	3,001,447	2,700,933
Fuel for electric power production	-	-	367,638	428,190
Taxes - PASEP and COFINS	73,110	68,792	807,947	774,285
Use of basic transmission network	-	-	621,076	585,936
Remuneration and reimbursement	-	-	556,107	658,084
Depreciation and amortization	3,633	3,014	1,212,730	1,197,806
Operating provisions	188,179	24,018	464,904	729,642
Deferred loss from Itaipu	-	-	509,814	616,636
Donations and contributions	95,029	81,996	126,545	97,807
Other	58,391	55,943	240,553	542,047
	4,212,774	3,515,187	11,071,037	11,089,732
Operating result before financing result	518,620	(889,889)	2,218,555	598,636
Financing result	1,556,760	(1,625,761)	440,145	(2,889,763)
Other revenues (expenses)	-	-	40,951	(48,367)
Operating Result	2,075,380	(2,515,651)	2,658,700	(2,291,127)
Result before social contribution and minority participation	2,075,380	(2,515,651)	2,658,700	(2,291,127)
Income tax	(90,497)	386,752	(494,374)	266,642
Social Contribution	(251,233)	139,438	(400,472)	50,236
Income before Participations	1,733,650	(1,989,461)	1,763,854	(1,974,248)
Minority participation	-	-	(30,205)	(15,213)
Net income (loss) for the period	1,733,650	(1,989,461)	1,733,650	(1,989,461)
Net income (loss) per share	1.53	(1.76)	1.53	(1.76)

Cash Flow for the period ended on June 30

(R$ thousand)

	Parent company		Consolidated
	2010	2009	2010	2009
Net income before income tax and social contribution	2,075,380	(2,515,651)	2,628,496	(2,291,128)
Adjustments to reconcile net income with cash generated by operations
Depreciation and amortization	3,634	3,014	1,212,730	1,203,200
Net monetary/exchange variations	231,033	2,479,428	361,321	(1,042,783)
Financial charges	(982,917)	(1,834,026)	129,991	237,440
Equity method result	(1,209,041)	(434,384)	(191,476)	(295,366)
Provision for uncovered liabilities	(53,660)	(4,451)	(53,660)	(4,451)
Provision for deferred taxes	-	526,765	(11,925)	509,624
Provision for credits of questionable liquidation	107,565	28,628	254,105	318,656
Provision for contingencies	-	68,900	94,058	394,265
Provision for complementary securities	-	-	43,342	3,666
Charges on RGR	161,691	151,938	280,391	173,046
Adjustment present value	-	-	(68,644)	-
Regulatory assets/liabilities	227,528	1,042,935	315,856	1,038,776
Minority participation result	-	-	(15,917)	(15,213)
Financial charges on stockholders equity	95,360	731,055	98,646	735,812
Result from Itaipu to compensate	-	-	509,814	616,636
Loss/Income sales of assets	-	-	17,360	35,381
Other	(19,897)	89,208	(171,912)	4,773
	(1,438,704)	2,849,009	2,804,081	3,941,732
(Increases) decreases in operating assets
Restricted cash	14,398	(605,008)	14,398	(605,008)
Consumers and resellers	(276,363)	(124,753)	(475,180)	(31,120)
Fuel consumption account - CCC	(748,902)	(27,611)	(748,902)	62,854
Deferred fiscal assets	(224,929)	571,917	(1,034,147)	674,519
Reimbursement rights	129,356	237,051	(181,867)	237,051
Debtors	(151,519)	(205,450)	(346,980)	(241,954)
Stored materials	(203)	(55)	(17,243)	(3,005)
Expenses paid in advance	-	-	(10,530)	12,365
Others	18,927	(116,856)	(585,758)	98,139
	(1,239,234)	(270,764)	(3,386,208)	203,841
Increases (decreases) in operating liabilities
Compulsory loan	8,234	(6,793)	8,234	(6,793)
Suppliers	(49,312)	(344,885)	(417,353)	(100,376)
Anticipated energy sale	279,659	244,151	280,396	243,984
Taxes and social contributions	-	(1,353,920)	(115,412)	(1,128,532)
Fuel consumption account - CCC	391,037	411,024	391,037	412,309
Estimated obligations	(7,939)	(18,024)	89,976	205,126
Reimbursement obligations	280,640	392,260	280,639	392,260
Research and development	-	-	-	-
Regulatory charges	-	-	(24,004)	(23,532)
Others	(60,503)	(27,437)	114,269	(190,398)
	841,816	(703,626)	607,782	(195,953)
Resources from (applied in) operating activities	239,258	(641,032)	2,654,150	1,658,492
Payment of Financial Charges	(118,471)	(45,014)	(576,855)	(613,539)
Payment of Global Reversion Reserve (RGR) charges	(423,105)	(358,873)	(564,922)	(469,288)
Financial Charges receivable	0	542,569	10,839	564,201
Payment of Income Tax and Social Contributions	(79,874)	(450,065)	(404,825)	(707,866)
Judicial Deposits	-	22,720	(126,839)	(262,052)
	(382,191)	(929,695)	991,549	169,948
Financing Activities
Loans and financing obtained – long-term	22,595	179,099	415,618	281,491
Loans and financing paid	(169,313)	(159,401)	(390,470)	(617,106)
Shareholders remuneration - paid	(2,447,509)	(998,228)	(2,468,733)	(1,001,737)
Payment of refinancing of taxes and contributions (principal)	-	-	(46,526)	(49,876)
Compulsory loan and Global Reversion Reserve	491,108	366,228	491,108	366,228
Others	93,413	(159,009)	827,178	(269,951)
Resources from (applied in) financing activities	(2,009,707)	(771,311)	(1,171,826)	(1,290,950)
Investment Activities
Loans and financing - granted	(2,822,034)	(1,156,579)	(2,866,396)	(199,885)
Loans and financing - received	2,764,604	2,280,346	2,444,620	1,887,482
Received renegotiated energy credits	-	-	157,001	457,557
Acquisition of property, plant and equipment	(821)	(927)	(1,937,370)	(1,904,962)
Acquisition of intangible assets	-	-	(22,190)	(111,004)
Acquisition/capital increase in corporate participations	(35,738)	(245,121)	(669,504)	(463,991)
Received remuneration on investments in corporate partnerships	753,589	845,678	782,647	724,909
Others	1,306	(157)	45,381	53,565
Resources from (applied in) investment activities	660,907	1,723,240	(2,065,810)	443,671
Increase (reduction) in cash and cash equivalent	(1,730,991)	22,234	(2,246,087)	(677,332)
Cash and cash equivalent – beginning of period	12,495,719	9,370,041	15,398,093	12,832,000
Cash and cash equivalent – end of period	10,764,728	9,392,275	13,152,006	12,154,669
	(1,730,991)	22,234	(2,246,087)	(677,331)

Structure of  Eletrobras

Capital structure

 As at June 30, 2010  the capital of Eletrobras had the following composition:

Shareholders	Common		PREF. "A"		PREF. "B"		TOTAL
TOTAL	905,023,527%		146,920%		227,186,643%		1,132,357,090%
Federal Gov.	470,656,241	52.00%			712	0.00%	470,656,953	41.56%
Bndespar	190,757,950	21.08%			18,691,102	8.23%	209,449,052	18.50%
FND	45,621,589	5.04%					45,621,589	4.03%
FGHAB	1,000,000	0.11%					1,000,000	0.09%
FGI					8,750,000	3.85%	8,750,000	0.77%
FGO					1,108,500	0.49%	1,108,500	0.10%
Others	196,987,747	21.77%	146,920	100.00%	198,636,329	87.43%	395,770,996	34.95%
Under CBLC Custody	195,920,453	21.65%	84,850	57.75%	169,216,833	74.48%	365,222,136	32.25%
Residents	61,839,207	6.83%	84,849	57.75%	56,397,436	24.82%	118,321,492	10.45%
Non-residents	67,676,391	7.48%	1	0.00%	80,143,606	35.28%	147,819,998	13.05%
ADR Prog,	66,404,855	7.34%			32,675,791	14.38%	99,080,646	8.75%
Others	1,067,294	0.12%	62,070	42.25%	29,419,496	12.95%	30,548,860	2.70%
Residents	1,039,565	0.12%	62,043	42.23%	29,415,494	12.95%	30,517,102	2.70%
Non-residents	27,729	0.00%	27	0.02%	4,002	0.00%	31,758	0.00%

Eletrobras Shareholders

	06/30/2010	06/30/2009	Variation
Common	9,498	5,386	76.35%
Pref.	15,971	16,454	(2.94%)
Total	25,469	21,840	16.62%

The amount of shareholders increased 16.62% between June 2009 and June 2010. There was an increase of 76.35% of the common shareholders and a decrease of 2.94% of preferred shareholders.

Eletrobras non-resident Shareholders

	06/30/2010	06/30/2009	Variation
Common	475	479	(0.84%)
Pref.	398	393	1.27%
Total	873	872	0.11%

Between June 2009 and June 2010, there was an increase of 011% of non-resident shareholders. A decrease of 0.84% of common shareholders and an increase of  1.27% of preferred shareholders, can be noticed.

Eletrobras resident Shareholders

	06/30/2010	06/30/2009	Variation
Common	9,023	4,907	83.88%
Pref. B	15,573	16,061	(3.04%)
Total	25,469	20,968	21.47%

Concerning the resident shareholders, between June 2009 and June 2010 there was an increase in share participation of 21.47%.  There was a decrease of common shares participation of  83.88% and a decrease of preferred shares participation of 3.04%.

Share performance analysis

Shares

Eletrobras Preferred Shares - ELET6

During the second quarter of 2010, the maximum price achieved by Eletrobras’ preferred shares (ELET6) was R$ 30.75, on April 1st. The lowest price registered was R$ 25.91, on June 9. The preferred shares had a devaluation of 6.28% from R$ 30.09 on March 31 to R$ 28.2 on June 30. The quotations related are values ex-dividend.

Trading Performance

São Paulo Stock Exchange
Price (Average monthly price)		Number of Trades (Average daily number)	Number of Shares (Average daily number)
January	30.82	2,513.11	1,297,642.11
February	28.41	2,371.61	955,000.00
March	29.87	1,945.39	733,078.26
April	29.37	1,689.35	590,825.00
May	26.80	2,394.57	877,204.76
June	27.74	2,310.57	777,052.38

Eletrobras’ Common Shares - ELET 3

During the second quarter of 2010, the maximum price recorded by Eletrobras’ common shares (ELET3) was R$ 26.12, on April 1st. The lowest price registered by that type of share was R$ 21.86, on May 20. At the end of the quarter those shares reached the price of R$ 23.86. Regarding the price reached in March 31, R$ 25.75, the shares showed a negative variation of 7.34%. The quotations related are values ex-dividend.

Trading Performance

São Paulo Stock Exchange
Price (Average monthly price)		Number of Trades (Average daily number)	Number of Shares (Average Daily number)
January	26.82	3,206.95	1,955,747.37
February	24.45	3,014.67	1,598,444.44
March	25.23	2,263.57	1,335,143.48
April	25.01	2,680.65	1,240,555.00
May	22.65	2,684.05	1,202,038.10
June	23.55	2,231.95	969,314.29

Analysis of Eletrobras’ shares and Ibovespa

The table below represents, in index-numbers, the performance of Eletrobras’ shares and IBOVESPA. We can see that in the first quarter of 2010 the Ibovespa had negative variation of 11.16%, whereas the common (ELET 3) and preferred shares (ELET6) showed a negative variation of 6.72% and 5.37%, respectively. The quotations related are values ex-dividend.

	ELET 3	ELET 6	IBOVESPA
Dec-09	100.00	100.00	100.00
January	110.20	109.40	95.35
February	89.91	90.94	96.96
March	100.66	100.97	102.60
April	94.92	95.70	98.46
May	88.55	87.99	91.92
June	93.28	94.63	88.84

ADR Programs

ADR

The Eletrobras shares are traded in the New York Stock Exchange (NYSE) through the ADR program Level II. At the first semester of 2010, the common shares (EBR) had a negative valuation of 30.49%, whereas the preferred ones (EBR-B) had a negative valuation of 10.46%. While the Real had a devaluation of 3.46% in relation to the US Dollar. The quotations related are values ex-dividend.

Monthly Variation Table
2010	EBR	EBR-B	U.S. Dollar
January	0.94%	(2.49%)	7.67%
February	(34.07%)	(11.25%)	(3.40%)
March	17.36%	16.34%	(1.66%)
April	(4.68%)	(2.80%)	(2.83%)
May	(11.88%)	(13.57%)	4.98%
June	7.05%	8.28%	(0.84%)
Accumulated	(30.49%)	(10.46%)	3.46%

EBR - Eletrobras Common Shares

In the second quarter of 2010, ADRs of common shares registered the highest price of US$ 15.01, on April 1st.  The lowest price registered was of US$ 11.74, on May 20 In the second quarter of 2010, this asset closed priced at US$ 13.36 and had a depreciation of 9.42% in comparison to March 31, when it closed priced at US$ 14.75. The quotations related are values ex-dividend.

2010	Closing US$	Nº of ADRs held by investors
January	$19.40	66,458,714
February	$12.79	66,458,714
March	$14.75	66,458,714
April	$14.06	66,422,016
May	$12.48	66,423,516
June	$13.36	66,404,855

EBR-B - Eletrobras Preferred Shares

ADRs of preferred shares of Eletrobras experienced a maximum price on April 1st, closing at US$ 17.80. The minimum price of US$ 14.08 was recorded on June 7. In the second quarter, this share closed priced at US$ 15.83, with a negative valuation of 7.64% in comparison to the closing of March 31, at US$ 17.14.  The quotations related are values ex-dividend.

2010	Closing	Nº of ADRs held by investors
January	$17.24	32,745,745
February	$15.30	32,745,745
March	$17.14	32,745,745
April	$16.66	32,683,154
May	$14.62	32,683,454
June	$15.83	32,675,791

Corporate Governance

Bovespa’s Corporate Sustainability Index (ISE)

As a result of the efforts of the Sustainability Committee, Eletrobras remained listed in the Bovespa’ Corporate Sustainability Index (ISE) in 2009. This index is composed of companies who have the best Triple Bottom Line concept. Presently, 34 companies, issuing 43 stocks, belonging to 15 sectors are listed in the ISE.

Level 1 of Corporate Governance of Bovespa

Eletrobras is working to increase its disclosure. On September, 29 2006 it joined the Level 1 of corporate governance. This adhesion is volunteer and the Company, its controllers and managers are committed to abide by the rules of the Listing Regulations of Bovespa. The main goals are to improve its capability to provide information to the market (broader disclosure) and wider stock ownership.

Number of Employees - 06/30/10

Composition of employees by tenure (years)

Up tp 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
502	175	13	86	157	159	1.092

Complementary work force – 03/31/10

Other
4

Marketletter – June 2010	Generation and Transmission Companies

The table below represents the result of the generation and transmission subsidiary companies the second quarter of 2010:

                                                                                                                                                                   R$ million

Company	Net Operating Revenue		Result of Service		Income/ Loss for the period		EBITDA		EBITDA Margin

	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Furnas	3,116.6	309.0	457.6	309.0	235.9	157.4	728.8	628.0	23.4%	21.3%
Chesf	2,214.8	2,115.5	894.4	798.5	777.2	569.4	1,207.3	1.109.5	54.5%	52.4%
Eletronorte	1,850.0	1,724.4	455.6	79.6	187.0	(253.0)	771.7	374.0	41.7%	21.7%
Eletronuclear	869.9	710.2	268.9	172.1	(0.2)	51.0	377.6	265.5	43.4%	37.4%
Eletrosul	335.7	347.6	107.9	154.0	97.3	107.0	179.5	219.7	53.5%	63.2%
CGTEE	105.6	91.9	(59.8)	(53.5)	(58.4)	(53.8)	(40.2)	(31.3)	(38.1%)	(34.0%)

	Current Ratio		Total Liquidity Ratio (1)		Total Debt Ratio (2)		Debt Equity Ratio		Net Profit Margin (3)		Return on Equity		Ebitda / Share
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Furnas	0.78320	0.97193	0.47870	0.62263	0.31628	0.31723	0.46259	0.46463	0.07568	0.05350	0.01710	0.01137	0.01121	0.00966
Chesf	1.63829	1.18390	0.79645	0.35963	0.13820	0.27749	0.16036	0.38407	0.35091	0.26913	0.04725	0.04267	28.94618	26.59952
Eletronorte	1.37745	0.84378	0.35438	0.20010	0.42549	0.65316	0.74061	1.88317	0.10130	(0.14701)	0.01800	(0.04271)	11.07554	5.36860
Eletronuclear	1.43793	1.22454	0.39725	0.37088	0.50538	0.49944	1.02175	0.99778	(0.00026)	0.07193	(0.00005)	0.01195	0.03064	0.02154
Eletrosul	0.89984	0.88809	0.52768	0.66191	0.44628	0.36771	0.80597	0.58155	0.28983	0.30780	0.03234	0.03932	4.20263	5.14493
CGTEE	0.76260	0.88352	0.18681	0.13447	0.67877	0.72769	2.11305	2.67224	(0.55338)	(0.58584)	(0.11940)	(0.18177)	(0.03568)	(0.02773)

(1) (Current Assets + Long-term assets) / (Current liabilities + Non-current liabilities)

(2) (Current liabilities + Non-current liabilities) / Total assets

(3) Net income / Net operational revenues

Marketletter – June 2010

Balance Sheet for the period ended on June 30

(In US$)

Assets	2010	2009
Current Assets
Cash and banks	466,856,238.02	349,183,983.37
Accounts receivable –Contracts of electricity services rendered	737,894,768.97	778,713,026.16
Obligations and loans receivable	731,395.02	737,240.30
Debtors	1,265,697.68	2,246,165.14
Stored materials	7,015,939.06	6,479,339.07
Advancement to personnel	6,070,428.89	8,311,415.34
Advancement to suppliers	4,325,714.90	5,510,609.67
Disposal of assets in course	137,103.66	212,890.27
Collaterals and linked deposits	147,036.37	802,479.97
	1,224,444,322.57	1,152,197,149.29

Non-Current Assets
Accounts receivable –Contracts of electricity services rendered	40,040,262.41	52,705,145.75
Obligations and loans receivable	158,884,604.95	161,908,231.78
Collaterals and linked deposits	5,863,399.03	5,013,632.91
	204,788,266.39	219,627,010.44
Results Account
Results to compensate from previous periods	828,818,258.90	1,425,153,144.23
Result for the period	(563,105,814.31)	(590,683,742.53)
	265,712,444.59	834,469,401.70
Property, plant and equipment	17,416,447,676.52	17,475,568,008.54
Intangible	15,390,665.85	11,128,514.00
Total Assets	19,126,783,375.92	19,692,990,083.97

Liabilities and Stockholders’ Equity	2010	2009
Current Liabilities
Loans and Financing	986,730,680.81	858,057,678.95
Payable charges in course	3,143,046.13	5,342,232.50
Remuneration and reimbursement	369,271,226.39	418,621,904.98
Suppliers	30,517,691.19	21,781,087.55
Pay roll and social obligation	49,013,996.79	41,350,269.29
Estimated obligations	179,126,654.96	141,769,834.83
Other obligations	3,835,055.27	3,352,879.16
	1,621,638,351.54	1,490,275,887.26

Non-Current Liabilities
Loans and financing	16,359,975,535.32	17,439,190,145.32
Estimated obligations	1,045,169,489.06	663,524,051.39
	17,405,145,024.38	18,102,714,196.71

Stockholders’ Equity and Capital
Social Capital
Eletrobras	50,000,000.00	50,000,000.00
Ande	50,000,000.00	50,000,000.00
	100,000,000.00	100,000,000.00
Total Liabilities and Stockholders’ Equity	19,126,783,375.92	19,692,990,083.97

Statement of Income for the period ended on June 30

US$

Operating Revenues	2010	2009
Power supply
Centrais Elétricas Brasileiras S,A, – Eletrobras	1,539,207,374.60	1,555,332,000.00
Administracion Nacional de Electricidad - ANDE	106,298,625.40	90,174,000.00
	1,645,506,000.00	1,645,506,000.00
Remuneration on power assignment
Centrais Elétricas Brasileiras S,A, – Eletrobras	46,371,758.69	48,261,922.37
	46,371,758.69	48,261,922.37
Reimbursement of energy in addition to guaranteed energy
Centrais Elétricas Brasileiras S,A, – Eletrobras	1,415,337.63	43,140,527.11
Administración Nacional de Electricidad - ANDE	7,675,103.72	9,474,755.10
	9,090,441.35	52,615,282.21
Total operating revenues	1,700,968,200.04	1,746,383,204.58
Operating Expenses
Remunerations and reimbursements
Capital income	22,074,854.40	21,950,260.80
Reimbursement of charges – administration and supervision	14,186,494.02	14,110,736.10
Reimbursement of charges – untied energy	649,317.46	3,253,689.96
Royalties	184,424,423.65	183,439,570.74
Royalties – untied energy	8,441,123.89	42,297,967.70
Remuneration for power granted	46,371,758.69	48,261,922.37
Remuneration - untied energy	-	7,063,624.55
	276,147,972,11	320,377,772.22
Other expenses
Personnel	237,732,401.87	175,567,803.21
Materials	4,991,526.52	4,187,358.67
Third party services	26,975,904.52	23,245,255.55
Other operating expenses	50,222,498.83	46,607,346.66
Environmental expenses	4,507,553.49	1,555,194.23
Social responsibility program	9,788,733.43	6,295,498.02
	334,218,618.66	257,458,456.34
Total of operating expenses	610,366,590.77	577,836,228.56
Result of Service	1,090,601,609.27	1,168,546,976.02
Other revenues / expenses
Sundry Revenues	2,918,528.76	5,768,373.74
Sundry Expenses	(463,334.59)	(2,184,508.92)
	2,455,194.17	3,583,864.82
Financial Revenues
Income from financial applications	18,821,431.42	12,895,430.42
Arrears on energy bills	2,212.14	10,722.20
Other financial revenues	22,506,840.26	6,078,824.41
	41,330,483.82	18,984,977.03
Financial Expenses
Debt charges	586,443,244.50	619,913,372.36
Monetary variations	(15,161,816.19)	(19,481,297.02)
Other financial expenses	44.64	-
	571,281,472.95	600,432,075.34
Financial Result	(529,950,989.13)	(581,447,098.31)
Net income for the period	563,105,814.31	590,683,742.53

Cash Flow for the period ended on June 30

(US$)

Operating Activities	2010	2009
Net income for the period	563,105,814.31	590,683,742.53
Adjustments
Disposal of Assets - sales	260,620.36	1,969,588.07
Demobilization of installations and real estate	-	-
Monetary Variation on Financing and loans	114,424.14	8,315,265.80
Monetary Variation on Estimated Obligations	(25,266,226.35)	28,829,136.34
Liabilities provision
Financial Charges not to be Capitalized	586,443,244.50	619,913,372.36
Estimated Obligations	54,789,199.53	36,247,055.90
Adjusted Income	1,179,447,076.49	1,285,958,161.00
Variations in the Assets and Liabilities
Accounts Receivable variation – Rendering of Services	24,955,821.02	(13,805,166.72)
Stored Material variation	(237,135.57)	(215,593.10)
Other Credits variation	(21,930,971.13)	(8,506,461.21)
Remuneration and reimbursement variation	(39,318,829.58)	(25,848,193.82)
Suppliers and other variations	(31,431,547.94)	(23,925,857.52)
Payment-roll variation	8,850,843.59	9,072,660.59
Payment of the Estimated Obligation	(22,812,153.79)	(7,797,294.59)
	(81,923,973.40)	(71,025,906.37)
Net Operating Cash Flow	1,097,523,103.09	1,214,932,254.63
Investment Activities
Property, plant and equipment	(16,236,414.09)	(8,789,552.49)
Balance of the Investment Activities	(16,236,414.09)	(8,789,552.49)
Financing Activities
Loans and financing obtained	-	4,494,946.22
Amortization of the Loans and Financing	(541,616,029.19)	(414,088,327.59)
Payment of interest on Loans and Financing	(587,139,130.61)	(619,447,298.66)
Balance of the Financing Activities	(1,128,755,159.80)	(1,029,040,680.03)
Total of Cash Effects	(47,468,470.80)	177,102,022.11
Cash and cash equivalent – beginning of period	514,324,708.82	172,081,961.26
Cash and cash equivalent – end of period	466,856,238.02	349,183,983.37
Total of Cash Effects	(47,468,470.80)	177,102,022.11

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - MW	Energy generated - MWh
			2nd qrt/10	1st sem/10
Itaipu Binacional	14,000	8,577	20,724,464	39,208,745

Energy sold

Buyer	2nd qrt/10		1st sem/10
	US$ million	MWh	US$ million	MWh
ANDE	46.5	1,614,989	106.3	3,561,460
ELETROBRAS	776.2	18,959,434	1,539.2	35,366,370
Total	20,576,891.2	59,503,899	38,929,475.5	38,927,830

Losses in generation

2nd qrt/10	1st sem/10
0.72%	0.72%

Average tariff – US$ / KW

2nd qrt/10	1st sem/10
22.60	22.60

Main Investments - US$ milhões

Project	2nd qrt/10	1st sem/10
Permanent Assets	1.6	3.2
Other	7.6	12.8
Total	25.2	16.0

Loans and Financing – US$ million

Creditor	Balance on 06/30/10	Due	Currency
Eletrobras	7,105.9	2014 / 2023	US$
Federal Gov’t	9,828.3	2023	US$
Bco. Brasil-Rescheduled Debt	367.6	2013 / 2023	US$
FIBRA	48.0	2023	R$
Total	19,372.8

Contract obligations on 06/30/10 – US$ thousand

Short-term

Due: 2010	517,985
Due: 2011	471,889
Total	989,874

Long-term

Loans and Financing	2011	2012	2013	2014	2015	2016 to 2023
	737,230	1,027,591	1,093,795	1,162,532	1,235,097	11,103,730

Number of employees – 06/30/10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
849	376	406	278	1.020	322	3,251

Department	Own staff	Others	Total
Field	981	0	981
Administrative	2,270	17	2,287
Total	3,251	17	3,268

Complementary work force – 06/30/10

Contracted	Other
102	17

Marketletter – June 2010

Balance Sheet for the period ended on June 30

(R$ thousand)

Assets	2010	2009
Current Assets
Cash and banks	10,069	102,128
Financial applications	270,219	254,642
Consumers, concessionaires and affiliates	710,947	683,132
Loans and financing granted	6,203	94,875
Financed energy credits	146,031	154,528
Stored materials	127,556	124,028
Dividends to receive	942	335
Tax credits	6,134	3,496
Income tax and social contribution to recover	245,257	139,577
Expenses paid in advance	9,728	6,635
Collaterals and linked deposits	37,988	29,280
Debtors	111,657	83,000
Actuarial assets	-	224,225
Others	16,184	49,222
	1,698,915	1,949,103

Non-Current Assets
Loans and financing granted	10,675	16,827
Financed energy credits	616,955	685,957
Tax credits	413,998	374,096
Collaterals and linked deposits	218,043	209,433
Debtors	30,258	30,368
Expenses paid in advance	807	3,143
Actuarial assets	-	656,900
Others	61,540	77,707
	1,352,276	2,054,431

Investments	1,300,720	1,070,978
Property, plant and equipment	15,596,443	14,955,246
Intangible	267,326	239,222
	18,516,765	18,319,877
Total Assets	20,215,680	20,268,980

Liabilities and Stockholders’ Equity	2010	2009
Current Liabilities
Suppliers	488,067	511,062
Charges on loans and financing	78,668	64,703
Loans and financing	705,562	214,132
Other funding obtained from third parties	-	151,125
Complementary pension fund	206,003	224,225
Taxes and social contributions	318,746	352,236
Personnal obligations	124,572	78,573
Research and development	5,327	6,687
Shareholders remuneration	-	264,377
Income participation	-	344
Creditors	103,399	9,979
Others	142,099	127,955
	2,172,443	2,005,398

Non-Current Liabilities
Loans and financing	2,188,469	2,131,136
Complementary pension fund	596,759	656,900
Research and development	134,087	51,919
Taxes and social contributions	673,891	978,557
Provisions for risks with fiscal, labor and civil litigation	532,897	606,113
Creditors	80,632	-
Others	1	1
	4,206,736	4,424,626

Stockholders’ Equity
Capital	6,000,000	6,000,000
Capital Reserves	5,690,383	5,690,383
Asset evaluation adjustment	1,758	-
Income Reserves	1,830,852	1,960,006
Accrued income
Result for the period	282,354	157,413
Resources for capital increase	31,154	31,154
	13,836,501	13,838,956
Total Liabilities and Stockholders’ Equity	20,215,680	20,268,980

Statement of Income for the period ended on June 30 by Activities

(R$ thousand)

	2010
	Generation	Transmission	Commercialization	Total
Operating Revenue
Supply of electric energy	-	-	88,606	88,606
Gross supply of electric energy	1,626,977	-	631,516	2,258,493
Short-term energy	-	-	31,053	31,053
Use of electric grid	-	970,334	-	970,334
Other revenues	7,674	11,585	84	19,343
	1,634,651	981,919	751,259	3,367,829
Deductions to Operating Revenue
Taxes and contributions on revenue	(113,551)	(25,589)	16,742	(122,398)
Global Reversion Reserve	(44,123)	(24,248)	(21,851)	(90,222)
Research and development	(14,652)	(9,143)	(7,375)	(31,170)
Other consumer charges	-	(7,452)	-	(7,452)
	(172,326)	(66,432)	(12,484)	(251,242)
Net operating revenues	1,462,325	915,487	738,775	3,116,587
Operating Expenses
Personnel	(181,237)	(321,742)	(3,064)	(506,043)
Material	(5,956)	(15,687)	(137)	(21,780)
Third party services	(96,058)	(157,271)	(6,286)	(259,615)
Fuel and water for production of electric energy	(6,682)	-	-	(6,682)
Financial compensation for the use of hydro resources	(89,709)	-	-	(89,709)
Electric Energy purchased for resale	-	-	(1,097,946)	(1,097,946)
Charge on the use of Electric grid	(222,860)	-	-	(222,860)
Provision for credits of questionable liquidation	(5,513)	(5,965)	(788)	(12,266)
Provisions for risks with fiscal, labor and civil litigation	(17,927)	(35,735)	(1,171)	(54,833)
Supervision tax for electric energy services	(4,864)	(4,862)	(26)	(9,752)
Depreciation and amortization	(116,602)	(173,881)	(235)	(290,718)
Other expenses	(37,648)	(45,803)	(3,380)	(86,831)
	(785,056)	(760,946)	(1,113,033)	(2,659,035)
Service Result	677,269	154,541	(374,258)	457,552
Other Revenue / Expenses	67,783	(530)	15	67,268
Result on the Equity Method	(19,472)	-	-	(19,472)
Financing Revenue (expense)
Income from financial applications	3,825	7,028	288	11,141
Charges on loans and financing	(30,707)	(51,088)	(2,488)	(84,283)
Debt charges - FRG	(20,181)	(31,292)	(1,613)	(53,086)
Special installment – PAES (Lei 10,684/2006)	-	-	(15,878)	(15,878)
Monetary variation and arrears – energy sold	2	1,649	175	1,826
Right to generator reimbursement – monetary updating	-	-	619	619
Monetary variation and arrears – energy purchased	(4)	(3)	-	(7)
Currency and monetary variation – financing and loans	(12,046)	(10,684)	(602)	(23,332)
Monetary variation on refinancing of credits and loans granted	12,011	22,389	995	35,395
Other monetary variation - asset	3,112	3,822	1,578	8,512
Other monetary variation - liabilities	(2,918)	(2,832)	(1,447)	(7,197)
Actuarial adjustment	-	-	-	-
Interest on credits and loans renegotiable	17,456	19,998	925	38,379
Other financing revenue	3,112	1,649	73	4,834
Other financing expenses	(49,468)	(10,498)	(673)	(60,639)
	(75,806)	(49,862)	(18,048)	(143,716)
Result before social contribution and income tax	649,774	104,149	(392,291)	361,632
Social Contribution	(44,017)	(20,522)	31,246	(33,293)
Income tax	(122,275)	(57,037)	86,842	(92,470)
Net Result for the period	483,482	26,590	(274,203)	235,869

	2009
	Generation	Transmission	Commercialization	Total
Operating Revenue
Supply of electric energy	-	-	118,382	118,382
Gross supply of electric energy	1,490,571	-	609,766	2,100,337
Short-term energy	-	-	-	-
Use of electric grid	-	1,015,603	-	1,015,603
Other revenues	4,593	7,175	19	11,787
	1,495,164	1,022,778	728,167	3,246,109
Deductions to Operating Revenue
Taxes and contributions on revenue	(132,046)	(27,730)	14,212	(145,564)
Global Reversion Reserve	(41,967)	(26,403)	(21,145)	(89,515)
Research and development	(26,452)	(19,634)	(14,439)	(60,525)
Other consumer charges	-	(8,230)	-	(8,230)
	(200,465)	(81,997)	(21,372)	(303,834)
Net operating revenues	1,294,699	940,781	706,795	2,942,275
Operating Expenses
Personnel	(124,372)	(219,010)	(7,144)	(350,526)
Material	(9,186)	(12,205)	(106)	(21,497)
Third party services	(97,862)	(132,592)	(4,469)	(234,923)
Fuel and water for production of electric energy	(432)	-	-	(432)
Financial compensation for the use of hydro resources	(85,629)	-	-	(85,629)
Electric Energy purchased for resale	-	-	(1,115,344)	(1,115,344)
Charge on the use of Electric grid	(210,210)	-	-	(210,210)
Provision for credits of questionable liquidation	(50,585)	-	(492)	(51,077)
Provisions for risks with fiscal, labor and civil litigation	(33,906)	(37,477)	(121,253)	(192,636)
Supervision tax for electric energy services	(3,187)	(4,263)	(24)	(7,474)
Depreciation and amortization	(115,353)	(178,903)	(180)	(294,436)
Other expenses	(34,369)	(31,834)	(2,855)	(69,058)
	(765,091)	(616,284)	(1,251,867)	(2,633,242)
Service Result	529,608	324,497	(545,072)	309,033
Other Revenue / Expenses	(36,555)	256	13	(36,286)
Result on the Equity Method	24,530	-	-	24,530
Financing Revenue (expense)
Income from financial applications	8,509	13,902	463	22,874
Charges on loans and financing	(29,048)	(53,118)	(2,228)	(84,394)
Debt charges - FRG	(9,683)	(15,888)	(536)	(26,107)
Special installment – PAES (Lei 10,684/2006)	-	-	(13,384)	(13,384)
Monetary variation and arrears – energy sold	-	810	1,454	2,264
Right to generator reimbursement – monetary updating	-	-	1,017	1,017
Monetary variation and arrears – energy purchased	-	-	46	46
Currency and monetary variation – financing and loans	-	91,438	(9,918)	81,520
Monetary variation on refinancing of credits and loans granted	(422)	(712)	(11,769)	(12,903)
Other monetary variation - asset	(1,121)	(1,191)	(46)	(2,358)
Other monetary variation - liabilities	(2,485)	(3,186)	(1,096)	(6,767)
Actuarial adjustment	(16,736)	(32,303)	(882)	(49,921)
Interest on credits and loans renegotiable	2,242	8,808	37,000	48,050
Other financing revenue	6,044	4,463	116	10,623
Other financing expenses	(8,443)	(9,361)	(610)	(18,414)
	(51,143)	3,662	(373)	(47,854)
Result before social contribution and income tax	466,440	328,415	(545,432)	249,423
Social Contribution	(43,340)	(31,265)	50,122	(24,483)
Income tax	(119,915)	(86,843)	139,231	(67,527)
Net Result for the period	303,185	210,307	(356,079)	157,413

Cash Flow for the period ended on June 30

(R$ thousand)

	2010	2009
Operating Activities
Net income for the period	361,632	249,423
Expenses (revenues) not affecting net working capital

Depreciation and amortization

	290,718	294,436
Monetary and currency variation	17,407	(60,314)
Income from financial investment	(11,141)	(22,874)
Financing charges	94,757	36,345

Equity Method

	19,472	(24,530)
Provision for credit of questionable liquidation	12,266	51,077
Provision for fiscal, labor and civil law suits	54,833	192,636

Provision for complementary pension fund

	39,781	38,829
Provision for losses in investment	-	35,329
Write-off of fixed assets	-	12,642
Investments losses	43,482	-
RGR - charges	90,222	89,515
	1,013,429	892,514
Variation in operating assets / liabilities	47,639	62,144
Payment of financial charges	(107,832)	(189,391)
Payment of RGR charges	(119,650)	(81,763)
Financial charges receivable	8,943	20,207
Payment of income tax and social contribution	(56,700)	(105,714)
Collaterals and linked deposits	(68,092)	(12,831)
Payment of income participation	(77,431)	(70,373)
	(420,762)	(439,865)
Net cash of operational activities	640,306	514,793
Financing Activities
Loans and financing obtained	40,227	11,078
Loans and financing payable - principal	(31,072)	(83,513)
Payment of refinanced taxes and social contribution - principal	(35,747)	(33,869)
Funding payment	(73,106)	(103,611)
Complementary security fund payment – debt (FRG)	(95,495)	(58,821)
	(195,193)	(268,736)
Investment Activities
Loans and financing - granted	52,167	58,952
Loans and financing granted - receivable	80,868	327,500
Acquisition of property, plant and equipment	(496,970)	(615,816)
Acquisition of intangible assets	(8,835)	-
Acquisition of equity participation investment	(88,423)	(93,647)
Investment receivables	12,876	160,874
	(448,317)	(162,137)
Total of cash effects	(3,204)	83,920
Cash and cash equivalent – beginning of period	13,273	18,208
Cash and cash equivalent – end of period	10,069	102,128
	(3,204)	83,920

                                                       R$ million

EBITDA		EBITDA Margin
2010	2009	2010	2009
728.8	628.0	23.4%	21.3%

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy – MW average	Energy generated MWh		Beginning of operation	End of concession
			2nd qrt/10	1st Sem/10
Hydroelectric
Integral Participation
Furnas	1,216	598	1,406,847	2,963,529	1963	07/07/2015
Luis Carlos Barreto (Estreito)	1,050	495	1,038,460	2,187,040	1969	07/07/2015
Mascarenhas de Moraes	476	295	730,598	1,481,595	1973*	31/10/2023
Porto Colômbia	320	185	472,280	1,067,434	1973	16/03/2017
Marimbondo	1,440	726	1,934,123	4,427,362	1975	07/03/2017
Itumbiara	2,082	1,015	1,722,777	3,999,332	1980	26/02/2020
Funil	216	121	331,061	753,729	1969*	07/07/2015
Corumbá I	375	209	409,319	954,230	1997	29/11/2014
Shared participation
Partnership
Serra da Mesa (48,46%)	1,275	671	670,725	1,168,916	1998	07/05/2011
Manso (70%)	212	92	113,293	263,647	2000	09/02/2035
• SPC
Peixe Angical (40%)	452	271	~~-~~	~~-~~	2006	06/11/2036
Baguari (15%) **	140	80,2	~~-~~	~~-~~	2009	14/08/2041
Retiro Baixo (49%) ***	82	38,5	~~-~~	~~-~~	2010	14/08/2041
Thermal
Integral Participation
Santa Cruz	932	496	0	0	1967	07/07/2015
Roberto Silveira (Campos)	30	21	0	0	1977*	Extension granted****
São Gonçalo (fora de operação)	-	-	~~-~~	~~-~~		Extension denied****

Note: Energy generated (MWh) – includes 100% of energy from the plants with integral participation and only the Eletrobras Furnas percentage in the case of shared participation: HEU Serra da Mesa (48.46%) and Manso (70%),  In the case of HEU Peixe Angical and Retiro Baixo, even though Eletrobras Furnas owns 40, 15 and 49% of the installation, the energy generated belongs soley to the SPC Enerpeixe S,A,, Baguari Geração de Energia S,A, and Retiro Baixo Energética S,A

*   Date of incorporation to Eletrobras Furnas

** Eletrobras Furnas owns 30.6% of SPE Baguari Energia S,A, (Cemig partner – 69.4%), who holds 49% participation of SPE Baguari Geração de Energia S,A, Turbines 1 and 2  started operating on 09/09 and 11/11/2010, respectively, with an installed capacity of 35 MW each,

*** First turbine started operation on June 03, 2010, with an installed capacity of 41 MW,

Electric energy purchased for resale

Eletrobras System

	2nd qrt/10	1st Sem/10
MWh	3,636,158	7,635,561
R$ million	509.83	923.62

Outros

	2nd qrt/10	1st Sem/10
MWh	761,971	1,515,998
R$ million	87.46	174.01

Total

	2nd qrt/10	1st Sem/10
MWh	4,398,129	9,151,559
R$ million	597.29	1,097.63

Energy sold

Sales Model	2nd qrt/10		1st Sem/10
	R$ million	MWh	R$ million	MWh
Through auction	1,080.04	12,680,922	2,167.50	25,647,102
Through free market agreements or bilateral contracts	87.12	974,686	165.19	1,845,461
Total	1,167.57	13,655,608	2,332.69	27,492,563

Fuel for production of electric energy

		2nd qrt/10		1st Sem/10
Type	Unit	Quantity	R$ million	Quantity	R$ million
Special Diesel Oil	Liter
B1 Oil	Ton	3,027	6,682,122	3,027	6,682,122
Common Diesel Oil	liter
Gás	m3
Total		3,027	6,682,122	3,027	6,682,122

Losses in generation - %

2nd qrt/10	1st Sem/10
3	3

Losses in transmission - %

2nd qrt/10	1st Sem/10
3	3

Note: The losses of the interlinked system are calculated by the National System Operator.  The value of the loss between generation and the gravitational center as well as the load and the center of gravity used by the Electric Energy is 3%

Extension of transmission lines (km) – 06/30/10

Concession Area	Obs,	Extension (km)	Tension	Operation	End of concession
Foz do Iguaçu - Ivaiporã 1		322.0	765	07.08.89	07.07.2015
Foz do Iguaçu - Ivaiporã 2		323.0	765	23.12.86	07.07.2015
Foz do Iguaçu - Ivaiporã 3		331.0	765	21.03.99	07.07.2015
Itaberá - Ivaiporã 1		265.0	765	01.08.89	07.07.2015
Itaberá - Ivaiporã 2		264.0	765	14.10.82	07.07.2015
Itaberá - Ivaiporã 3		272.0	765	19.05.00	07.07.2015
Itaberá - Tijuco Preto 1		305.0	765	31.07.89	07.07.2015
Itaberá - Tijuco Preto 2		304.0	765	14.10.82	07.07.2015
Itaberá - Tijuco Preto 3		312.0	765	01.05.01	07.07.2015
Subtotal - 765 kV		2,698.0
Foz do Iguaçu - Ibiúna Bipolo 1		792.0	600	01.03.85	07.07.2015
Foz do Iguaçu - Ibiúna Bipolo 2		820.0	600	15.08.87	07.07.2015
Subtotal - 600 kV		1,612.0
Adrianópolis - Cachoeira Paulista 1		171.0	500	13.02.74	07.07.2015
Adrianópolis - Resende		115.0	500	12.12.79	07.07.2015
Cachoeira Paulista - Resende		56.0	500	12.12.79	07.07.2015
Adrianópolis - Cachoeira Paulista 3		177.5	500	20.05.04	07.07.2015
Adrianópolis - Grajaú		55.0	500	15.12.77	07.07.2015
Adrianópolis - São José		33.0	500	18.08.91	07.07.2015
Angra - Cachoeira Paulista		103.0	500	04.06.77	07.07.2015
Angra - Grajaú		155.0	500	21.12.98	07.07.2015
Angra - São José		133.0	500	21.12.98	07.07.2015
Araraquara - Campinas		171.0	500	16.07.76	07.07.2015
Araraquara - Poços de Caldas		176.0	500	16.04.76	07.07.2015
Cachoeira Paulista - Campinas		223.0	500	21.09.77	07.07.2015
Cachoeira Paulista - Itajubá		53.0	500	21.07.02	07.07.2015
Cachoeira Paulista - Taubaté		83.0	500	24.06.83	07.07.2015
Cachoeira Paulista - Tijuco Preto		181.0	500	17.11.88	07.07.2015
Campinas - Ibiúna		112.0	500	10.03.03	07.07.2015
Gurupi - Miracema		255.0	500	02.03.99	07.07.2015
Itumbiara - São Simão		166.0	500	13.01.79	07.07.2015
Marimbondo - Água Vermelha		172.0	500	05.08.79	07.07.2015
Marimbondo - Araraquara 1		195.0	500	16.04.76	07.07.2015
Marimbondo - Araraquara 2		194.0	500	14.08.76	07.07.2015
Poços de Caldas - Itajubá		139.0	500	21.07.02	07.07.2015
Serra da Mesa - Gurupi		256.0	500	02.03.99	07.07.2015
Serra da Mesa - Samambaia 1		249.0	500	09.03.98	07.07.2015
Serra da Mesa - Samambaia 2		248.5	500	23.01.99	07.07.2015
Tijuco Preto - Taubaté		13.0	500	29.03.84	07.07.2015
Ibiúna - Bateias Circuito 1		332.0	500	22.03.03	08.05.2031
Ibiúna - Bateias Circuito 2		332.0	500	22.03.03	08.05.2031
Subtotal - 500 kV		4,549.0
Adrianópolis - Itutinga 1		199.0	345	10.03.68	07.07.2015
Adrianópolis - Itutinga 2		199.0	345	24.08.70	07.07.2015
Adrianópolis - Jacarepaguá 1		38.0	345	10.03.68	07.07.2015
Adrianópolis - Jacarepaguá 2		38.0	345	24.08.70	07.07.2015
Adrianópolis - Macaé 1		177.0	345	18.11.01	07.07.2015
Adrianópolis - Macaé 2		177.0	345	16.09.02	07.07.2015
Bandeirantes - Samambaia 1		157.0	345	01.02.99	07.07.2015
Bandeirantes - Samambaia 2		155.0	345	08.02.99	07.07.2015
Campinas - Guarulhos		88.0	345	20.02.03	07.07.2015
Campinas - Poços de Caldas		126.0	345	03.10.72	07.07.2015
Campos - Macaé 1		89.0	345	18.11.01	07.07.2015
Campos - Macaé 2		89.0	345	16.09.02	07.07.2015
Campos - Macaé 3		90.0	345	02.06.10	03.03.2035
Campos - Viana		199.0	345	19.12.05	07.07.2015
Viana - Vitória		26.0	345	19.12.05	07.07.2015
Campos - Vitória		224.0	345	28.10.77	07.07.2015
Corumbá - Brasília Sul		254.0	345	02.03.97	07.07.2015
Corumbá - Itumbiara		79.0	345	02.03.97	07.07.2015
Furnas - Itutinga 1		198.0	345	10.03.68	07.07.2015
Furnas - Itutinga 2		199.0	345	15.12.69	07.07.2015
Furnas - Mascarenhas de Moraes		104.0	345	15.05.68	07.07.2015
Furnas - Estreito		112.0	345	28.02.70	07.07.2015
L.C.Barreto - Estreito 2		24.0	345	28.02.70	07.07.2015
Furnas - Pimenta		66.0	345	15.03.67	07.07.2015
Furnas - Poços de Caldas 1		131.0	345	03.09.63	07.07.2015
Furnas - Poços de Caldas 2		131.0	345	13.04.65	07.07.2015
Guarulhos - Ibiúna 1		75.0	345	28.06.90	07.07.2015
Guarulhos - Ibiúna 2		75.0	345	04.07.90	07.07.2015
Guarulhos - Nordeste		30.0	345	15.03.64	07.07.2015
Guarulhos - Poços de Caldas 1		182.0	345	03.09.63	07.07.2015
Guarulhos - Poços de Caldas 2		184.0	345	11.11.66	07.07.2015
Ibiúna - Tijuco Preto 1		97.0	345	18.11.83	07.07.2015
Ibiúna - Tijuco Preto 2		97.0	345	13.07.84	07.07.2015
Itumbiara - Bandeirantes 1		180.0	345	16.07.73	07.07.2015
Itumbiara - Bandeirantes 2		180.0	345	28.07.77	07.07.2015
Itumbiara - Porto Colômbia		201.0	345	16.06.73	07.07.2015
Mascarenhas - Estreito		13.0	345	15.03.69	07.07.2015
L.C.Barreto - Estreito 1		24.0	345	15.03.69	07.07.2015
L.C.Barreto - Poços de Caldas 1		198.0	345	02.11.69	07.07.2015
L.C.Barreto - Poços de Caldas 2		197.0	345	13.09.70	07.07.2015
L.C.Barreto - Volta Grande		112.0	345	16.06.73	07.07.2015
Marimbondo - Porto Colômbia		77.0	345	25.10.75	07.07.2015
Mogi - Nordeste		20.0	345	15.03.64	07.07.2015
Mogi - Poços de Caldas		204.0	345	15.02.71	07.07.2015
Ouro Preto - Vitória		383.0	345	25.03.05	07.07.2015
Pimenta - Barreiro		198.0	345	15.03.67	07.07.2015
Porto Colômbia - Volta Grande		45.0	345	16.06.73	07.07.2015
Samambaia - Brasília Sul 1		12.5	345	01.02.99	07.07.2015
Samambaia - Brasília Sul 2		15.0	345	08.02.99	07.07.2015
Subtotal - 345 kV		6,168.5
Barro Alto - Niquelândia		87.0	230	13.10.99	07.07.2015
Brasília Geral - Brasília Sul 2		13.0	230	09.09.07	07.07.2015
Brasília Sul - Pirineus		107.0	230	09.09.07	07.07.2015
Pirineus - Xavantes		40.0	230	26.11.06	07.07.2015
Brasília Geral - Brasília Sul 1		13.0	230	28.10.72	07.07.2015
Brasília Sul - Barro Alto		132.0	230	07.03.82	07.07.2015
Itumbiara - Cachoeira Dourada		44.0	230	19.10.73	07.07.2015
Itumbiara - Rio Verde 1 (1st trecho)		208.0	230	12.01.86	07.07.2015
Itumbiara - Rio Verde 2		202.0	230	29.04.92	07.07.2015
Rio Verde - Barra do Peixe 2		240.0	230	28.02.94	07.07.2015
Rio Verde - Rondonópolis		257.0	230	04.11.82	07.07.2015
Rio Verde - Barra do Peixe 1		240.0	230	01.11.87	07.07.2015
Rio Verde - Cachoeira Dourada 1		175.0	230	20.12.86	07.07.2015
Serra da Mesa - Niquelândia		105.0	230	13.10.99	07.07.2015
Xavantes - Bandeirantes 2		20.0	230	04.09.73	07.07.2015
Manso - Nobres		66.0	230	01.05.98	07.07.2015
Subtotal - 230 kV		1,949.0
Adrianópolis - Cepel 1		1.5	138	27.04.81	07.07.2015
Adrianópolis - Cepel 2		1.5	138	05.04.81	07.07.2015
Adrianópolis - Magé 1		48.0	138	24.04.73	07.07.2015
Adrianópolis - Magé 2		48.0	138	06.01.73	07.07.2015
Alcântara - Adrianópolis 1		19.5	138	18.07.76	07.07.2015
Alcântara - Adrianópolis 2		20.0	138	17.12.98	07.07.2015
Alcântara - Adrianópolis 3		20.0	138	29.12.98	07.07.2015
Alcântara - Imbariê - Adrianópolis		19.5	138	03.05.75	07.07.2015
Angra - Angra (Ampla)		34.0	138	14.04.71	07.07.2015
Angra - Jacuacanga		34.0	138	30.10.77	07.07.2015
Angra - Santa Cruz		96.0	138	04.10.77	07.07.2015
Cachoeira Paulista - Volta Redonda 2		105.0	138	11.06.87	07.07.2015
Campos - Cachoeiro do Itapemirim 1		106.0	138	15.02.73	07.07.2015
Campos - Cachoeiro do Itapemirim 2		106.0	138	13.02.73	07.07.2015
Campos - Rocha Leão		110.0	138	10.02.73	07.07.2015
Campos - Iriri		97.0	138	08.08.73	07.07.2015
Iriri - Rocha Leão		13.0	138	08.08.73	07.07.2015
Cachoeira Paulista - Volta Redonda 1		105.0	138	06.11.86	07.07.2015
Jacarepaguá - Ari Franco		10.0	138	15.12.67	07.07.2015
Jacarepaguá - Cosmos		24.0	138	15.12.67	07.07.2015
Jacarepaguá - Mato Alto		16.0	138	24.09.73	07.07.2015
Jacarepaguá - Palmares		28.0	138	24.11.72	07.07.2015
Jacarepaguá - ZIN		33.0	138	24.11.72	07.07.2015
Jacuacanga - Brisamar		44.0	138	30.10.77	07.07.2015
Muriqui - Angra (Ampla)		36.0	138	14.04.71	07.07.2015
Muriqui - Brisamar		20.0	138	14.04.71	07.07.2015
Palmares - Mato Alto		13.0	138	24.09.73	07.07.2015
Rio Verde - Ramal P. Emas - Couto Magalhães		254.0	138	01.01.77	07.07.2015
Rio Verde - Cachoeira Dourada 2		174.0	138	17.08,77	07.07.2015
Rocha Leão - Magé 1		108.0	138	24.01.73	07.07.2015
Rocha Leão - Magé 2		108.0	138	06.01.73	07.07.2015
Santa Cruz - ZIN - Ari Franco		31.0	138	15.12.67	07.07.2015
Santa Cruz - TKCSA		2.5	138	15.12.67	07.07.2015
TKCSA - ZIN - Cosmos		14.5	138	15.12.67	07.07.2015
Santa Cruz - Brisamar 1		20.0	138	30.10.77	07.07.2015
Santa Cruz - Brisamar 2		13.0	138	14.04.71	07.07.2015
Santa Cruz - Jacarepaguá		38.0	138	17.10.72	07.07.2015
Santa Cruz - Palmares 1		14.0	138	24.11.72	07.07.2015
Santa Cruz - Palmares 2		14.0	138	24.09.73	07.07.2015
Santa Cruz - ZIN		5.0	138	24.11.72	07.07.2015
São José - Imbariê 1		18.0	138	19.12.98	07.07.2015
São José - Imbariê 2		18.0	138	20.12.98	07.07.2015
São José - Magé 1		46.0	138	17.06.01	07.07.2015
São José - Magé 2		46.0	138	17.06.01	07.07.2015
UTE Campos - Campos 1		1.0	138	16.07.77	07.07.2015
UTE Campos - Campos 2		1.0	138	24.07.87	07.07.2015
Manso - Nobres		70.0	138	01.04.98	07.07.2015
Subtotal - 138 kV		2,204.0
Eletrodo de Terra - Foz do Iguaçu 1		16.0	25	01.04.85	07.07.2015
Eletrodo de Terra - Foz do Iguaçu 2		15.0	25	15.08.87	07.07.2015
Eletrodo de Terra - Ibiúna 1		67.0	25	01.04.85	07.07.2015
Eletrodo de Terra - Ibiúna 2		67.0	25	15.08.87	07.07.2015
Subtotal - 25 kV		165.0
Total		19,345.5

Average tariff – R$/MWh

2nd qrt/10	1st Sem/10
85,52	84,86

Main investments - R$ million

Project	2nd qrt/10		1st sem/2010
Transmission	Budgeted	Accomplished	Budgeted	Accomplished
Transmission System Bom Despacho – Ouro Preto	9.5	0.4	13.7	0.4
Transmission System Itaipu – SP – Reforços Torres	0.0	0.0	0.0	0.0
Installation of Transmission Line Macaé (RJ) - Campos (RJ)	2.2	2.2	6.5	3.3
Installation of Transmission Line Tijuco Preto-Itapeti-Nordeste	6.2	1.6	13.2	2.2
Reinforcement of Transmission System RJ and ES	15.7	7.7	31.6	11.9
Reinforcement of Transmission System SP and MG	37.6	13.6	62.3	16.6
Reinforcement of Transmission System GO - MT - DF	9.7	4.0	21.2	5.5
Transmission System maintenance	29.1	10.5	45.2	15.1
Subtotal	110.0	40.0	193.7	55.0
Geração
Installation of Combined Cycle TPU Santa Cruz (RJ)	0.0	0.0	0.0	0.0
Installation of HPU Batalha (Paulista)	47.8	57.5	96.7	108.5
Installation of HPU Simplício and SHU Anta	100.8	114.3	210.7	154.3
Modernization of HPU Furnas (MG)	6.6	4.1	13.3	5.9
Modernization of HPU Mascarenhas de Moraes (MG) – Fase 2	0.0	0.0	0.0	0.0
Modernization of HPU Luiz Carlos Barreto (MG)	11.4	4.1	22.8	15.2
Modernization HPU Funil	0.0	0.0	0.0	0.0
Modernization HPU Porto Colômbia	0.0	0.0	0.0	0.0
Generation System maintenance	4.4	3.4	8.5	3.9
Subtotal	171.0	183.4	352.0	287.8
Other
Maintenance of real estate	3.5	0.4	7.0	0.9
Maintenance of real estate, vehicles, machinery and equipment	6.4	1.2	12.8	3.0
Maintenance of info technology assets	10.0	11.7	24.0	17.5
Environmental preservation and conservation of generation and transmission undertakings	3.2	1.4	6.3	1.9
Subtotal	23.1	14.7	50.1	23.3
Total	304.1	238.1	595.8	366.1

New investments – Generation

Enterprise	State/ Location	Total of the investment (R$ million)	Instal Capacity (MW)	Assured Energy (MW average)	Operation	Beginning of construction	End of concession
UHE Batalha* implantation	MG/GO	619.1 Basis: Dec/05	52.5	48.8	Estimated for turbine 1 - 05/2011 turbine 2 - 06/2011	06.2008	08.14.2041
UHE Simplício implantation / PCH Anta **	RJ/MG	2,199.14 Basis: Dec/08	333.7	191.3	Estimated for Simplício: turbine 1 - 12/2010 Machine 2 - 02/2011 turbine 3 - 04/2011 Anta: turbine 1 - 05/2011 turbine 2 - 06/2011	03.2007	08.14.2041

*The enterprise includes UHE Batalha and associated transmission, namely: SE UHE Batalha, Batalha TL - Paracatu 1 (Cemig) and SE Paracatu 1 (Cemig), Total Investment related to enterprise’s business plan

**The enterprise includes the UHE Simplício, PCH Anta and associated transmission, namely: SE UHE Simplício – C, SE PCH Anta – C, SE Rocha Leão (Ampla) – C, LT Anta – Simplício and LT Simplício – Rocha Leão (Ampla), Value of total investment concerning the Original BusinessPlan of the Project

New investments – Transmission

Enterprise	State/ Location	Total of the investment (R$ million)	Extension (km)	Operation	End of concession
TL 345 kV Macaé – Campos III *	RJ	52.68 Basis: Nov/04	90	06.02.2010	03.03.2035
TL 345 kV Tijuco Preto – Itapeti – Nordeste **	SP	75.5 Basis: Jul/05	50	Estimated for 10 months after obtention of license	04.26.2036
TL 500 kV Bom Despacho 3 – Ouro Preto 2 ***	MG	96.3 Basis: Nov/08	180	Estimated for 10/2011	01.27.2039
TL 230 kV Mascarenhas – Linhares e SE Linhares ****	ES	67.2 Basis: Nov/09	99	24 months after signing of the concession contract	30 years as of the signing of the concession contract

 *   The enterprise includes the TL Macaé – Campos III and SE Macaé – 1A and Campos – 13A, Total Investment related to enterprise’s actual business plan

**    The enterprise includes the TL Tijuco Preto – Itapeti III and IV and Itapeti – Nordeste and SE Itapeti – C, Nordeste – C and Tijuco Preto – 16A, Total Investment related to enterpriseis actual business plan

***  It includes, besides the 500 kV transmission line (Bom Despacho3-Ouro Petro 2) the following substations – Bom Despacho 3 (Cemig and Ouro Preto 2 (Cemig)-3A  Due to the creation of a Biological Reserve at Serra da Moeda after the Aneel auction, the Municipal Representatives had to issue a “not affected” document.  Therefore, the licensing dates were altered. The installation license is estimated for April 30, 2010 and commercial operation is estimated for June 30, 2011,

****  Enterprise relating to Lot E of Aneel Auction 005 dated Nov, 27, 2010.  Concession contract not yet signed.

Loans and Financing – R$ million

Local Currency

Creditor	06/30/10	Due
Eletrobras - ECF 1713	89.68	03.30. 2018
Eletrobras - ECF 2506	113.23	12.30. 2018
Eletrobras - ECF 2309	4.06	12.30. 2010
Eletrobras - ECF 2624	279.23	05.15.2012
Eletrobras - ECF 2676	105.11	05.15.2012
Eletrobras - ECF 2717	13.41	12.30.2015
Eletrobras - ECF 2695	3.07	10.30.2014
Eletrobras - ECF 2752	152.87	05.30.2015
Eletrobras - ECF 2776	318.90	06.23.2010
Fundação Real Grandeza	424.90	12.29. 2012
Fundação Real Grandeza - Plano	263.11	12.01. 2015
Banco do Brasil S,A, - CCB 01/02/03/04	27.00	10.14. 2011
Banco do Brasil S,A, - CCB 05/06/08	31.97	11.04. 2011
Banco UBS Pactual S,A, - CCB 07/09	16.15	11.04. 2011
Banco UBS Pactual S,A, - CCB 10/11/13	26.75	12.05. 2011
Banco do Brasil S,A, - CCB 12	12.31	12.05. 2011
FURNAS II - FIDC	0.00	05.31. 2010
Banco do Brasil S,A, - Contrato 093	110.36	10.25. 2012
Caixa Econômica Federal	208.10	07.25. 2012
Banco do Brasil S,A, - Contrato 099	83.99	10.15. 2012
Banco da Amazônia S,A,	199.35	02.15. 2013
BNDES	849.37	07.15. 2026

Foreign Currency

Creditor	06/30/10	Due	Currency
Eletrobras - ECR 258/98	51.19	04.04.2018	US$
Eletrobras - ECR 261/98	246.81	04.04.2018	Yen

Contract obligations on 06/30/10 – R$ million

Loans and Financing	2010	2011	2012	2013	2014	2015	After 2015
	3,631	2,839	2,210	1,212	1,017	820	706

Energy Purchase Contracts			2010	2011	2012	2013	2014	2015	After 2015
	2nd qrt/10	GWh	3,983	4,179	3,983	3,983	3,229	8	8
		R$ million	524	553	524	524	438	1	1
	1st Sem/10	GWh	7,924	8,120	7,968	7,924	7,170	16	16
		R$ million	1,043	1,072	1,049	1,043	957	2	2

Note: Includes energy purchased from Eletrobras Eletronuclear and HEU of Serra da Mesa.

           The energy purchases from Cien and TU Mário Covas were not considered because these agents are not complying with delivery obligations stated in the contracts.

Partnership

Generation

SPC / Consortium	Generation Enterprises	Eletrobras Furnas Participation	Investiment R$MM	Other Shareholders	Installed Capacity MW	Assured Energy MW average	Energy generated MWh	Beginning of Operation	Beginning of construction	End of concession
SPE Enerpeixe S.A.	UHE Peixe Angical e LT Associada	40	1,907.8	Energias do Brasil - 60	452	271.0	-	27.06.2006	03.2002	06.11.2036
SPE Baguari Geração de Energia S.A.	UHE Baguari	*	535.3	Neoenergia - 51	140	80.2	-	09.09.2009	04.2007	14.08.2041
SPE Retiro Baixo Energética S.A.	UHE Retiro Baixo	49	389.0	Orteng - 25.5 Logos - 15.5 Arcadis - 10	82	38.5	-	03.03.2010	03.2007	14.08.2041
SPE Foz de Chapecó Energia S.A.	UHE Foz de Chapecó	40	2,642.7 Base: Dez/08	CPFL - 51 CEEE - 9	855	432.0	-	31.08.2010	03.2007	06.11.2036
SPE Serra do Facão Energia S.A.	UHE Serra do Facão	49,5	944,4 Base: Out/05	Alcoa - 35 DME - 10 Camargo Correa - 5.5	213	182.4	-	13.07.2010	02.2007	06.11.2036
SPE Santo Antônio Energia S.A.	UHE Santo Antônio	39	13,795.5 Base: Dez/08	Fundo de Invest. e Part. Amazônia Energia - 20 Odebrecht Invest. Infra-Estrutura -17.6 Andrade Gutierrez Part. -12.4 Cemig Geração e Transmissão - 10 Norberto Odebrecht - 1	3,150.4	2,218	-
SPE Inambari Geração de Energia S.A.	UHE Inambari (Peru)	19.6	37.0 Base: Out/08 **	Construtora OAS - 51 Eletrobras - 29.4	2,000	-	-
SPE Brasventos Eolo Geradora de Energia S.A. ***	UEE Rei dos Ventos 1	24.5	229.4 Base: Dez/09	Eletronorte - 24.5 Bioenergy - 10 J. Malucelli - 10 Eolo - 31	48.6
SPE Rei dos Ventos 3 Geradora de Energia S.A. ***	UEE Rei dos Ventos 3	24.5	233.7 Base: Dez/09	Eletronorte - 24.5 Bioenergy - 10 J.Malucelli - 10 Eolo - 31	48.6
SPE Brasventos Miassaba 3 Geradora de Energia S.A. ***	UEE Miassaba 3	24.5	245.07 Base: Dez/09	Eletronorte - 24.5 Bioenergy - 10 J.Malucelli - 10 Miassaba - 31	50.4

Note:  Energy generated (MWh) – only includes the Eletrobras Furnas percentage of UHE Baguari (15%),  In case of UHE Peixe Angical, even though the company owns only 40% of the installation, the energy belongs totally to SPC Enerpeixe SA,

For the projects in operation: investment value based on the balance sheet position of the SPE on June 30, 2010 (Property, plant and equipment net plus accrued depreciation),

For projects under construction: investment value estimated in the SPE,

* FURNAS owns 30.6% of Baguari Energia S,A SPE (partner: Cemig – 69.4%), which has a 49% participation in the SPE Baguari Geração de Energia S,A, enterprise,

** Value relating to the development of feasibility studies of the undertaking

***Wind mills won at the 2nd auction of reserve energy – LER 003/2010, SPE being constituted.

Transmission

SPC / Consortium	Transmission Enterprises (*)	Eletrobras Furnas Participation	Investiment R$MM	Status	Other Shareholders (%)
Companhia Transleste de Transmissão S.A.	TL Montes Claros - Irapé 345 kV - 139 km	24	127.2	Operating	Transminas - 41 Cemig - 25 Orteng - 10
Companhia Transudeste de Transmissão S.A.	TL Itutinga - Juiz de Fora 345 kV - 144 km	25	85.7	Operating	Transminas - 41 Cemig - 24 Orteng -10
Companhia Transirapé de Transmissão S.A.	TL Irapé - Araçuaí 230 kV - 61 km	24.5	71.4	Operating	Transminas - 41 Cemig - 24.5 Orteng - 10
Companhia de Transmissão Centroeste de Minas S.A.	TL Furnas - Pimenta 2 345 kV - 62,7 km	49	52.7	Operating	Cemig - 51
Interligação Elétrica Madeira S.A. (IE Madeira)	TL Porto Velho - Araraquara 2 600 kV - 2.375 km	24.5	1,734.3 Basis: Nov/08	forecast: LO Feb/2012	CTEEP - 51 CHESF – 24.5
Interligação Elétrica Madeira S.A. (IE Madeira)	Estação Retificadora CA/CC, 500/±600 kV, and Estação Inversora CC/CA, ±600/500 kV	24.5	1,240.8 Basis: Nov/08	forecast: LO Apr/2013	CTEEP - 51 CHESF – 24.5
Transenergia Renovável S.A.	Connection of Biodiesel Units abd Small Hydroelectric Plants (PCH) ao SIN (3 TL and 3 SE 230 kV / 10 TL and 5 SE 138 kV)	49	279.1 Basis: Nov/08	forecast: LO Oct/2010	Delta – 25.5 Fuad Rassi -25.5
Transenergia São Paulo S.A.	SE Itatiba, 500 kV	49	73.2 Basis: Apr/09	forecast: LO Sept/2011	J. Malucelli - 25.5 Delta - 25.5
Transenergia Goiás S.A.	TL 230 kV Serra da Mesa - Niquelândia e Niquelândia - Barro Alto	49	70.3 Basis: Apr/09	forecast: LO Jul/2011	J. Malucelli - 25.5 Delta - 25.5
Consórcio Goiás Transmissão *	TL 500 kV Rio Verde Norte - Trindade (193 km); 230 kV Xavantes - Trindade - Carajás (66 km); SE Trindade (500/230 kV - 400 MVA)	49	356.7 Basis: Nov/09	24 month after signing of concession contract	J. Malucelli - 31 Engevix - 20
Consórcio MGE Transmissão **	TL 500 kV Mesquita - Viana 2 (248 km); 345 kV Viana - Viana 2 (10 km); SE Viana 2 (500/345 kV - 900 MVA)	49	251.3 Basis: Nov/09	24 month after signing of concession contract	J. Malucelli - 20 Engevix - 31

Note:  For the projects in operation: investment value based on the balance sheet position of the SPE on June 30, 2010 (Property, plant and equipment net plus accrued depreciation),

         For projects under construction: investment value estimated at the SPE,

ICG – transmission installation of generation for shared connection purposes,

IEG – installation of exclusive interest and individual characteristics of generation

         When under construction, the length in km is mentioned in the Aneel concession contract.  When in operation, the length is adjusted to the actual extension in km

*       This project refers to portion A of 005 Aneel Auction, de 27/11/2010. The concession contract has not signed yet,

**      This project refers to portion G of 005 Aneel Auction, de 27/11/2010. The concession contract has not signed yet,

Number of employees – 06/30/10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
1,151	831	247	452	450	1,639	4,770

Department	Number of employees
Administrative	1,324
Operational	3,446

Complementary work force – 06/30/10

Contracted	Other
1,649	8

Marketletter – June 2010

Balance Sheet for the period ended on June 30

(R$ thousand)

Assets	2010	2009
Current Assets
Cash and banks	3,597	3,667
Open-market applications	565,837	558,331
	569,434	561,998

Consumers and concessionaires	848,409	704,542
(-)Provision for credits of questionable liquidation	(91,783)	(58,000)
Taxes and contributions to recover	79,300	131,667
Advances to employees	25,167	17,153
Stored materials	79,826	72,830
Tax credits – social contribution deferred	32,067	14,133
Tax credits – income tax deferred	90,441	15,869
Services in course	148,883	119,472
Collaterals and linked deposits	12,003	3
Others	63,136	43,473
	1,856,883	1,623,140
Non-Current Assets
Consumers and concessionaires	18,037	53,820
(-)Provision for credits of questionable liquidation	-	(5,231)
Tax credits – social contribution deferred	39,005	26,859
Tax credits – income tax deferred	128,301	95,929
Property and right for sale	11,491	11,559
Collaterals and linked deposits	22,718	20,919
Others	24,287	15,880
	243,839	219,735
Investments	539,982	396,701
Property, plant and equipment	16,415,233	16,198,037
Intangible	29,558	29,298
	17,228,612	16,843,771
Total Assets	19,085,495	18,466,911

Liabilities	2010	2009
Current Liabilities
Suppliers	192,623	163,188
Payment-roll	8,191	7,484
Taxes and social contribution	217,589	177,852
Loans and financing	69,851	441,674
Debt charges	6,139	6,979
Estimated obligations	115,630	97,280
Private security fund	35,269	321,307
Early retirement plan	264,506	-
Consumer charges to collect	39,660	46,038
Regulatory liabilities	76,941	1,401
Research & Development	54,496	40,562
Financial compensation for the use of hydro resources	29,480	42,437
Others	23,052	24,806
	1,133,427	1,371,008

Non-Current Liabilities
Taxes and social contribution	9,211	47,795
Loans and financing	642,771	3,122,945
Private security fund	42,539	2,766
Life insurance	81,922	-
Consumer charges to collect	15,959	28,014
Regulatory liabilities	9,618	-
Research & Development	134,165	120,722
Provisions for contingencies	560,229	423,511
Others	7,752	7,638
	1,504,166	3,753,391

Stockholders’ Equity
Social Capital	4,539,557	4,539,557
Capital reserves	4,916,199	4,916,199
Income reserves	3,195,703	3,022,998
Asset evaluation	1,197	-
Accrued income	777,196	569,362
	13,429,852	13,048,116
Resources for capital increase	3,018,050	294,396
	16,447,902	13,342,512
Total Liabilities	19,085,495	18,466,911

Statement of Income for the period ended on June 30 by activity

(R$ thousand)

		2010		2009
	Generation	Transmission	Total	reclassified
Operating Revenue
Supply of electric energy	371,662	-	371,662	378,293
Gross supply of electric energy	1,625,886	-	1,625,886	1,312,008
Availability of transmission system	-	588,648	588,648	625,736
Short-term electric energy (CCEE)	15,174	-	15,174	173,993
Other operating revenues	1,871	4,538	6,409	4,371
	2,014,593	593,186	2,607,779	2,494,401
Deductions to Operating Revenue
Global Reversion Reserve	(31,106)	(15,232)	(46,338)	(58,158)
ICMS tax on electric energy sale	(41,209)	-	(41,209)	(44,260)
Service tax - ISS	(90)	(224)	(314)	(213)
Research and Development	(17,455)	(5,030)	(22,485)	(21,261)
Fuel consumption account - CCC	-	(37,453)	(37,453)	(34,218)
Energetic development account - CDE	-	(9,739)	(9,739)	(8,165)
PROINFA	-	(27,245)	(27,245)	(22,488)
PIS/PASEP	(33,324)	(3,805)	(37,129)	(33,902)
COFINS	(153,518)	(17,525)	(171,043)	(156,189)
	(276,702)	(116,253)	(392,955)	(378,854)
Net Operating Revenue	1,737,891	476,933	2,214,824	2,115,547
Cost of electric energy service
Cost with electric energy
Electric energy purchased for resale	(23,899)	-	(23,899)	-
Charges on the use of electric grid	(392,062)	-	(392,062)	(355,674)
Cost with operation
Personnel	(32,917)	(81,130)	(114,047)	(103,920)
Material	(1,126)	(2,531)	(3,657)	(3,555)
Fuel for production of electric energy	(1,861)	-	(1,861)	(6,774)
Third party services	(6,533)	(16,648)	(23,181)	(21,316)
Financial compensation for the use of hydro resources	(96,907)	-	(96,907)	(102,025)
Depreciation and amortization	(173,910)	(104,851)	(278,761)	(277,684)
Inspection fee	(1,472)	(4,283)	(5,755)	(15,215)
Reversion of porvision for Pensio Fund payments on profit participation	639	1,550	2,189	1,708
Others	23,286	(1,037)	22,249	21,649
	(706,762)	(208,930)	(915,692)	(862,806)
Cost of service rendered to third parties	(3,267)	-	(3,267)	(14)
Gross operating income	1,027,862	268,003	1,295,865	1,252,727
Operating expenses
Sales expenses
Provision for credits of questionable liquidation	(5,799)	(1,387)	(7,186)	(58,000)
Provision for credits of questionable liquidation - reversion	-	-	-	499
Consumers and concessionaires - losses	(7,775)	(873)	(8,648)	(94,669)
Free energy – losses	1,333	-	1,333	(219)
Other	(59)	(145)	(204)	253
Administrative and general expenses
Personnel	(55,024)	(152,707)	(207,731)	(175,074)
Material	(1,609)	(3,748)	(5,357)	(6,886)
Third party services	(19,214)	(29,824)	(49,038)	(39,494)
Depreciation and amortization	(22,323)	(11,818)	(34,141)	(33,307)
Provision for contingencies	(17,389)	(42,941)	(60,330)	(21,931)
Other	(9,832)	(20,288)	(30,120)	(25,424)
	(137,691)	(263,731)	(401,422)	(454,252)
Result of Service	890,171	4,272	894,443	798,475
Financial Revenue (Expense)
Income from financial applications	24,859	6,867	31,726	45,868
Monetary variation and arrears –energy sold	29,216	2,482	31,698	14,991
Other monetary variation – asset	168	406	574	431
Other financial revenues	21,287	10,278	31,565	16,466
PIS/Pasep/Cofins	(3)	(1)	(4)	(2)
Debt charges	(14,132)	(21,312)	(35,444)	(223,385)
Monetary variation on loans and financing	(738)	(318)	(1,056)	37,561
Other monetary variations – liability	(3,921)	(9,887)	(13,808)	10,107
Other financial expenses	(23,051)	(4,548)	(27,599)	(29,857)
	33,685	(16,033)	17,652	(127,820)
Other revenues (expenses)
Revenues	(3)	167	164	69
Expenses	(7)	(2)	(9)	(1,299)
	(10)	165	155	(1,230)
Operational Result	923,846	(11,596)	912,250	669,425
Social contribution	(82,346)	930	(81,416)	(59,757)
Income tax	(225,681)	8,855	(216,826)	(163,933)
Fiscal incentives	165,054	(1,866)	163,188	123,627
Net income for the period	780,873	(3,677)	777,196	569,362
Net income per share (R$)	18.72	(0.09)	18.63	13.65

Cash Flow for the period ended on June 30

(R$ thousand)

Operating Activities	2010	2009 (Reclassified)
Net income for the period	912,250	669,425
Expenses (revenues) not affecting cash
Depreciation and amortization	312,902	310,991
Net monetary and currency variations	6,750	(47,296)
Income tax and social contribution	(12,313)	(6,740)
Shareholding participation	(11,199)	(8,704)
Free energy	(780)	(1,405)
Provision for contingencies	60,330	21,931
Provision for credits of questionable liquidation	10,453	58,000
Correction of judicial deposits	(5,480)	-
Transmission regulatory liability	86,559	(302)
Monetary correction of agrarian bond	(1,764)	-
Financing charges	35,444	223,385
Early retirement plan	(9,612)	-
ICMS tax - deferred	(3,173)	-
Other	(8)	(19)
	1,380,359	1,219,266
Financial charges paid to shareholders and related parties	(9,949)	(187,769)
Financial charges paid to financial institutions and other parties	(19,774)	(21,259)
Payment of taxes and social contributions payment	(190,086)	(85,289)
Income participacion payment	(72,145)	(61,143)
Collaterals and linked deposits	1,997	(29,201)
Variation in current asset and liabilities
Consumers, concessionaires and permit holders	(106,507)	96,909
Stored materials	(4,501)	1,562
Taxes and contributions to recover	(56,661)	(1,461)
Advances to employees	(8,429)	8,925
Collaterals and linked deposits	(3,171)	8,270
Tax credits	22,917	1,682
Services in course	(3,835)	(14,535)
Suppliers	(66,935)	(35,058)
Estimated obligations	19,737	18,331
Consumer charges to collect	(17,292)	464
Research & Development	13,906	(14,668)
Financial compensation for utilization of hydro resources	(8,091)	9,325
Provision for contingencies	92,269	15,347
Other operating assets and liabilities	(871)	4,572
	(417,421)	(284,996)
Total of operating activities	962,938	934,270
Investment Activities
Application in property, plant and equipment and intangible assets	(402,960)	(293,478)
Permanent shareholding participations	(96,351)	(137,033)
Goods and rights for future use	-	(600)
Property, plant and equipment and intangible discharges	5,314	9,004
Other	(114)	-
	(494,111)	(422,107)
Financing Activities
Loans and financing obtained in the long-term	106,617	52,421
Payable charges on loans and financing	(51,896)	(224,702)
Shareholders remuneration	(607,867)	(565,178)
Private security fund	(142,405)	(87,807)
	(695,551)	(825,266)
Total of cash effects	(226,724)	(313,103)
Cash and cash equivalent – beginning of period	796,158	875,101
Cash and cash equivalent – end of period	569,434	561,998
Cash variation	(226,724)	(313,103)

R$ million

EBITDA		EBITDA Margin
2010	2009	2010	2009
1,207.3	1,109.5	54.5%	52.4%

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy MW	Energy generated MWh 2nd qrt/10 1st sem/2010		Beginning of operation	End of concession
Funil	30.00	15.50	13,299.37	25,118.55	Mar/62	7/7/2015
Pedra	20.01	7.20	3,609.28	7,958.67	Apr/78	7/7/2015
Araras	4.00	2.00	0.01	0.01	Feb/67	7/7/2015
Curemas	3.52	2.00	1,834.17	4,558.49	Jun/57	11/25/2024
Complexo de Paulo Afonso e Moxotó	4,279.60	2,225,00	3,292,298.93	7,449,970.44	Jan/55	10/2/2015
Sobradinho	1,050.30	531.00	943,058.54	2,006,324.49	Apr/79	2/9/2022
Luiz Gonzaga	1,479.60	959.00	1,504,920.39	3,364,624.38	Feb/88	10/3/2015
Boa Esperança (Castelo Branco)	237.30	143.00	331,017.76	708,928.17	Jan/70	10/10/2015
Xingó	3,162.00	2,139.00	3,650,974.75	8,253,872.93	Apr/94	10/2/2015
Piloto	2.00	-	-	-	Feb/49	7/7/2015
Camaçari	346.80	229.80	561.04	4,610.95	Feb/79	8/10/2007

Energy sold for resale

	2nd qrt/10	1st sem/2010
MWh	-	-
R$ million	17.03	23.90

Energy sold

Sale	2nd qrt/10		1st sem/2010
	R$ million	MWh	R$ million	MWh
Industrial supply	194.96	2,039,266.55	371.66	4,021,899.94
Energy gross supply	824.62	11,390,844.47	1,625.89	23,576,488.74
Total	1,019.58	13,430,111.02	1,997.55	27,598,388.68

Energy settled through CCEE

	2nd qrt/10	1st sem/2010
MWh	642,345.40	1,483,017.49
R$ million	9.74	15.17

Fuel for production of electric energy

		2nd qrt/10		1st sem/2010
Type	Metric unit	Quantity	R$ million	Quantity	R$ million
Natural gas	m³	238,192	0.62	1,743,476	1.72
Diesel oil	L	-	-	73,677	0.13

Losses in generation - %

2nd qrt/10	1st sem/2010
2.81%

Extension of transmission lines (km) – 06/30/10

Concession Area	Extension (km)	Tension	Operation	End of Concession
ANGELIM II-RECIFE II	169.00	500	aug/77	7/7/2015
ANGELIM II-RECIFE II	170.70	500	mar/80	7/7/2015
JARDIM II-CAMAÇARI II	249.40	500	may/00	7/7/2015
GONZAGA-ANGELIM II	248.40	500	feb/77	7/7/2015
GONZAGA-MILAGRES	231.20	500	apr/87	7/7/2015
GONZAGA-OLINDINA	248.60	500	may/76	7/7/2015
LUIZ GONZAGA-SOBRADINHO	290.60	500	oct/79	7/7/2015
MESSIAS-RECIFE II	175.90	500	dec/98	7/7/2015
MILAGRES-QUIXADA	268.70	500	jan/88	7/7/2015
OLINDINA-CAMACARI II	147.20	500	oct/76	7/7/2015
OLINDINA-CAMACARI II	146.90	500	sept/78	7/7/2015
P.AFONSO IV-ANGEL.II	221.50	500	jul/79	7/7/2015
P.AFONSO IV-OLINDINA	212.80	500	jun/78	7/7/2015
P.AFONSO IV-L. GONZAGA	37.40	500	oct/79	7/7/2015
P.AFONSO IV-XINGO	53.80	500	feb/93	7/7/2015
PRES.DUTRA-TERESINA II	207.80	500	may/00	7/7/2015
PRES.DUTRA-TERESINA II	208.00	500	apr/03	7/7/2015
QUIXADA-FORTALEZAII	137.80	500	aug/96	7/7/2015
SOBRAL III-FORTALEZAII	210.80	500	may/00	7/7/2015
S.J.PIAUI-B.ESPERANCA	233.80	500	dec/80	7/7/2015
SOBRADINHO-S.J.PIAUI	211.00	500	oct/80	7/7/2015
SOBRADINHO-LUIZ GONZAGA	316.00	500	jun/88	7/7/2015
TERESINA II-SOBRAL III	334.00	500	may/00	7/7/2015
ULUIZ GONZAGA-L.GONZAGA,	0.60	500	may/79	7/7/2015
ULUIZ GONZAGA-L.GONZAGA,	0.60	500	may/79	7/7/2015
ULUIZ GONZAGA-L.GONZAGA,	0.60	500	may/79	7/7/2015
U.SOBRADINHO-SOBRADINHO,	0.30	500	oct/79	7/7/2015
U.SOBRADINHO-SOBRADINHO,	0.30	500	oct/79	7/7/2015
U.SOBRADINHO-SOBRADINHO,	0.40	500	oct/79	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	dec/79	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	may/80	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	oct/80	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	jul/81	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	dec/81	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	may/83	7/7/2015
USINA XINGO - XINGO	0.90	500	oct/95	7/7/2015
USINA XINGO - XINGO	0.90	500	oct/95	7/7/2015
USINA XINGO - XINGO	0.90	500	oct/95	7/7/2015
USINA.XINGO.- XINGO	0.90	500	oct/95	7/7/2015
USINA XINGO - XINGO	0.80	500	mar/94	7/7/2015
USINA XINGO - XINGO	0.80	500	nov/94	7/7/2015
XINGO-JARDIM	159.70	500	may/00	7/7/2015
XINGO-MESSIAS	218.90	500	feb/93	7/7/2015
Sub-total - 500 kV	5,121.50
ANGELIM-MESSIAS	78.80	230	apr/77	7/7/2015
ANGELIM-MESSIAS	78.80	230	oct/76	7/7/2015
ANGELIM-MESSIAS	79.10	230	aug/86	7/7/2015
ANGELIM-RIBEIRAO	115.60	230	jan/53	7/7/2015
ANGELIM-RECIFE II	171.70	230	jan/67	7/7/2015
ANGELIM-RECIFE II	171.70	230	jan/61	7/7/2015
ANGELIM-TACAIMBO,	64.00	230	mar/63	7/7/2015
ANGELIM-TACAIMBO	64.00	230	mar/73	7/7/2015
ANGELIM-TACAIMBO	65.70	230	jun/98	7/7/2015
B.ESPERANCA-TERESINA	198.00	230	mar/70	7/7/2015
B.ESPERANCA-TERESINA	198.00	230	dec/81	7/7/2015
BONGI-ACONORTE	6.00	230	aug/76	7/7/2015
B.J.DA LAPA-BARREIRAS	233.50	230	dec/90	7/7/2015
BANABUIU-FORTALEZA	177.20	230	oct/65	7/7/2015
BANABUIU-FORTALEZA	176.00	230	jul/78	7/7/2015
BANABUIU-FORTALEZA	176.00	230	aug/78	7/7/2015
BANABUIU-MOSSORO II	177.20	230	jul/03	7/7/2015
BANABUIU-RUSSAS II	110.40	230	may/71	7/7/2015
BOM NOME-MILAGRES	83.70	230	sept/61	7/7/2015
BOM NOME-MILAGRES	84.10	230	dec/74	7/7/2015
BOM NOME-MILAGRES	83.80	230	sept/79	7/7/2015
CAUIPE-SOBRAL	177.50	230	nov/73	7/7/2015
CICERO DANTAS-CATU	200.70	230	mar/68	7/7/2015
CICERO DANTAS-CATU	201.20	230	apr/72	7/7/2015
C.GRANDE-GOIANINHA	99.20	230	feb/70	7/7/2015
C.GRANDE-NATAL II	188.10	230	oct/99	7/7/2015
C.GRANDE-NATAL II	188.10	230	oct/02	7/7/2015
C.GRANDE II-S.CRUZ II	113.40	230	may/79	7/7/2015
C.GRANDE II-PARAISO	118.50	230	oct/78	7/7/2015
CAMACARI-C.METAIS	3.20	230	feb/82	7/7/2015
CAMACARI-CQR	7.20	230	may/92	7/7/2015
CAMACARI-COTEGIPE	22.90	230	jun/70	7/7/2015
CAMACARI-COTEGIPE	23.50	230	oct/76	7/7/2015
CAMACARI-GOV.MANGAB.	83.70	230	sept/82	7/7/2015
CAMACARI-GOV.MANGAB	83.70	230	sept/82	7/7/2015
CAMACARI-JACARACANGA	19.20	230	jul/77	7/7/2015
CAMACARI-JACARACANGA	19.20	230	mar/77	7/7/2015
CAMACARI-MATATU	47.00	230	aug/53	7/7/2015
CAMACARI-PITUACU	39.20	230	oct/84	7/7/2015
CAMACARI-PITUACU	39.20	230	jan/02	7/7/2015
COTEGIPE-JACARACANGA	15.20	230	dec/71	7/7/2015
COTEGIPE-MATATU	30.00	230	may/77	7/7/2015
CATU-CAMACARI	25.00	230	jun/70	7/7/2015
CATU-CAMACARI	25.00	230	aug/53	7/7/2015
CATU-GOV.MANGABEIRA	77.20	230	aug/67	7/7/2015
CATU-ITABAIANINHA	144.60	230	aug/53	7/7/2015
FUNIL-ITAPEBI	197.80	230	jul/90	7/7/2015
FUNIL-ITAPEBI	197.80	230	jul/90	7/7/2015
FORTALEZA-CAUIPE	58.80	230	nov/73	7/7/2015
FORTALEZAII-D.GOUVEIA	7.10	230	jun/89	7/7/2015
FORTALEZAII-D.GOUVEIA	7.10	230	jun/89	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	feb/00	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	apr/00	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	oct/05	7/7/2015
FORTALEZA II-CAUÍPE	57.40	230	nov/03	7/7/2015
FORTALEZA II-CAUÍPE	57.40	230	nov/03	7/7/2015
FORTALEZA II-PICI	27.70	230	may/05	7/7/2015
FORTALEZA II-PICI	27.70	230	may/05	7/7/2015
GOIANINHA-MUSSURE	50.60	230	oct/77	7/7/2015
GOIANINHA-MUSSURE	50.60	230	oct/77	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	dec/68	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	feb/84	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	feb/84	7/7/2015
ICO - ICO U1	1.50	230	mar/97	7/7/2015
ITAPEBI-EUNAPOLIS	47.00	230	jul/90	7/7/2015
ITAPEBI-EUNAPOLIS	47.00	230	jul/90	7/7/2015
IRECE-B.JESUS DA LAPA	285.70	230	sept/81	7/7/2015
ITABAIANINHA-ITABAIANA	77.00	230	aug/53	7/7/2015
ITABAIANA-JARDIM	44.00	230	aug/79	7/7/2015
ITABAIANA-JARDIM	44.00	230	aug/79	7/7/2015
JACAR.-ALUNORDESTE	1.80	230	may/83	7/7/2015
JACARACANGA-DOW	7.90	230	jul/77	7/7/2015
JACARACANGA-DOW	7.80	230	mar/77	7/7/2015
JARDIM-FAFEN	12.50	230	aug/81	7/7/2015
JAGUARARI-JAGUARARI	9.70	230	jan/80	7/7/2015
JAGUARARI-JAGUARARI	9.70	230	apr/81	7/7/2015
JUAZEIROII-S.BONFIMII	148.50	230	jan/80	7/7/2015
JUAZEIROII-S.BONFIMII	148.50	230	apr/81	7/7/2015
LIBRA-LIBRA	1.50	230	dec/91	7/7/2015
MILAGRES-BANABUIU	225.90	230	feb/65	7/7/2015
MILAGRES-BANABUIU	225.10	230	dec/77	7/7/2015
MILAGRES-BANABUIU	225.10	230	dec/77	7/7/2015
MILAGRES-COREMAS	119.40	230	nov/86	7/7/2015
MILAGRES-COREMAS	120.00	230	jul/06	4/3/2035
MILAGRES-TAUÁ	207.00	230	nov/06	4/3/2035
MIRUEIRA-PAU FERRO	22.60	230	oct/99	7/7/2015
MIRUEIRA-GOIANINHA	50.30	230	dec/89	7/7/2015
MESSIAS-MACEIO	26.50	230	nov/02	7/7/2015
MESSIAS-MACEIO	26.50	230	dec/02	7/7/2015
MOSSORO-ACU	71.30	230	jul/87	7/7/2015
MESSIAS-RIO LARGO	11.90	230	aug/86	7/7/2015
MESSIAS-RIO LARGO	11.60	230	oct/76	7/7/2015
MESSIAS-RIO LARGO	11.60	230	apr/77	7/7/2015
OLINDINA-OLINDINA	0.20	230	may/80	7/7/2015
OLINDINA-OLINDINA	0.20	230	may/80	7/7/2015
P.AFONSO-ANGELIM	221.30	230	jan/53	7/7/2015
P.AFONSO-ANGELIM	220.20	230	jan/67	7/7/2015
P.AFONSO-ANGELIM	220.20	230	jan/61	7/7/2015
P.AFONSO-ANGELIM	221.00	230	dec/73	7/7/2015
P.AFONSO-BOM NOME	170.10	230	oct/61	7/7/2015
P.AFONSO-BOM NOME	170.70	230	dec/74	7/7/2015
P.AFONSO-BOM NOME	170.80	230	nov/78	7/7/2015
P.AFONSO-C.DANTAS	134.20	230	mar/68	7/7/2015
P.AFONSO-C.DANTAS	133.80	230	jun/72	7/7/2015
P.AFONSO-ITABAIANA	162.50	230	apr/87	7/7/2015
P.AFONSO-ITABAIANA	162.50	230	sept/85	7/7/2015
P.AFONSO IV-P.AFONSO	1.10	230	oct/79	7/7/2015
P.AFONSO IV-P.AFONSO	1.40	230	feb/81	7/7/2015
PAU FERRO-C.GRANDE	126.00	230	mar/03	7/7/2015
PAU FERRO-C.GRANDE	126.00	230	oct/99	7/7/2015
PIRIPIRI-SOBRAL	167.40	230	aug/73	7/7/2015
PARAISO - NATAL II	97.90	230	apr/79	7/7/2015
PITUACU-NARANDIBA	3.60	230	nov/83	7/7/2015
PITUACU-PITUACU	0.40	230	aug/83	7/7/2015
RECIFE II-JOAIRAM	7.60	230	jan/53	7/7/2015
RECIFE II-JOAIRAM	7.31	230	jan/67	7/7/2015
RECIFE II-JOAIRAM	7.31	230	jan/61	7/7/2015
JOAIRAM-BONGI	6.26	230	jan/53	7/7/2015
JOAIRAM-BONGI	6.37	230	jan/67	7/7/2015
JOAIRAM-BONGI	6.37	230	jan/61	7/7/2015
RECIFE II-GOIANINHA	71.30	230	feb/72	7/7/2015
RECIFE II-GOIANINHA	71.40	230	feb/72	7/7/2015
RECIFE II-MIRUEIRA	31.00	230	jun/80	7/7/2015
RECIFE II-MIRUEIRA	31.40	230	jun/80	7/7/2015
RECIFE II-MIRUEIRA	31.40	230	jun/86	7/7/2015
RECIFE II-PAU FERRO	32.00	230	sept/04	7/7/2015
RECIFE II-PAU FERRO	32.00	230	sept/04	7/7/2015
RECIFE II-PIRAPAMA II	27.60	230	jun/80	7/7/2015
RECIFE II-PIRAPAMA II	27.60	230	jun/80	7/7/2015
RIBEIRAO-RECIFE II	56.70	230	sept/94	7/7/2015
RIO LARGO-PENEDO	122.70	230	jan/98	7/7/2015
RIO LARGO-TRIKEM	23.20	230	jun/76	7/7/2015
RUSSAS II-MOSSORO II	75.00	230	apr/81	7/7/2015
SOBRAL III-SOBRAL II	13.90	230	jul/05	7/7/2015
SOBRAL III-SOBRAL II	13.90	230	jul/05	7/7/2015
S.MENDES-PICOS	99.60	230	mar/86	7/7/2015
S.J.PIAUI-E.MARTINS	172.90	230	feb/98	7/7/2015
S.J.PIAUI-S.MENDES	68.20	230	jul/85	7/7/2015
SR. DO BONFIM-IRECE	214.00	230	sept/81	7/7/2015
S.CRUZ II-NATAL II	101.30	230	may/79	7/7/2015
SAPEAÇU-FUNIL	193.80	230	dec/68	7/7/2015
SAPEAÇU-FUNIL	192.10	230	feb/84	7/7/2015
SAPEAÇU-S.ANTO.JESUS	31.00	230	apr/97	7/7/2015
S.ANTO.JESUS-FUNIL	161.90	230	apr/97	7/7/2015
TACAIMBO-C.GRANDE II,	124.70	230	jun/85	7/7/2015
TACAIMBO-C.GRANDE II	124.70	230	jun/85	7/7/2015
TERESINA I-TERESINAII	25.00	230	sept/02	7/7/2015
TERESINA I-TERESINAII	25.00	230	sept/02	7/7/2015
TERESINA-PIRIPIRI	154.70	230	nov/71	7/7/2015
U.APO.SALES-P.AFONSO	5.80	230	oct/77	7/7/2015
U.APO.SALES-P.AFONSO	5.70	230	mar/77	7/7/2015
U.B.ESPER.-B.ESPER.	2.80	230	dec/80	7/7/2015
SOBRADINHO-JUAZEIROII	42.50	230	jan/80	7/7/2015
SOBRADINHO-JUAZEIROII	42.50	230	apr/81	7/7/2015
USINA II-P.AFONSO	0.60	230	oct/61	7/7/2015
USINA II-P.AFONSO	0.70	230	dec/64	7/7/2015
USINA II-P.AFONSO	0.60	230	may/67	7/7/2015
USINA II-P.AFONSO	0.70	230	may/67	7/7/2015
USINA II-P.AFONSO	0.70	230	dec/67	7/7/2015
USINA III-P.AFONSO	0.60	230	oct/71	7/7/2015
USINA III-P.AFONSO	0.60	230	apr/72	7/7/2015
USINA III-P.AFONSO	0.60	230	apr/74	7/7/2015
USINA III-P.AFONSO	0.60	230	aug/74	7/7/2015
USINA I-P.AFONSO	0.60	230	jan/55	7/7/2015
USINA I-P.AFONSO	0.60	230	jan/55	7/7/2015
Sub-total - 230 kV	12,657.52
C.GRANDE II-S.CRUZ II	117.30	138	apr/63	7/7/2015
C.GRANDE II-S.CRUZ II	117.30	138	jan/68	7/7/2015
C.NOVOS-S.DO MATOS	38.80	138	dec/67	7/7/2015
SANTANA DO MATOS-ACU	49.50	138	dec/67	7/7/2015
S.CRUZ II-C.NOVOS II	55.00	138	oct/65	7/7/2015
USINA II-ZEBU	6.00	138	dec/64	7/7/2015
Sub-total - 138 kV	383.90
ABAIXADORA-MULUNGU	6.50	69	may/75	7/7/2015
ABAIXADORA-MOXOTO	5.30	69	feb/70	7/7/2015
ABAIXADORA-ZEBU	5.40	69	oct/72	7/7/2015
C.GRANDE I-BELA VISTA	9.20	69	sept/93	7/7/2015
C.GRANDE II-BELA VISTA	7.20	69	oct/89	7/7/2015
C.GRANDE II-C.GRANDE I	9.30	69	may/64	7/7/2015
CAMACARI-CAMACARI	1.40	69	jun/60	7/7/2015
COTEGIPE-CATU	48.70	69	jun/60	7/7/2015
COTEGIPE-CATU	48.70	69	jun/60	7/7/2015
JABOATAO-RECIFE.II	3.10	69	jan/65	7/7/2015
M.REDUZIDO-M.REDUZIDO	0.50	69	apr/73	7/7/2015
MATATU-PITUACU	7.40	69	jun/60	7/7/2015
MATATU-PITUACU	7.30	69	jun/60	7/7/2015
PIRAPAMA II-RECIFE II	21.00	69	jan/65	7/7/2015
PITUACU-COTEGIPE	22.10	69	jun/60	7/7/2015
PITUACU-COTEGIPE	21.90	69	jun/60	7/7/2015
S.CRUZ II-NATAL II	89.30	69	jan/64	7/7/2015
USINA DE PEDRA-JEQUIE	20.50	69	nov/78	7/7/2015
VILA ZEBU-ITAPARICA	27.00	69	jul/77	7/7/2015
ZEBU-MOXOTO	7.20	69	apr/83	7/7/2015
ZEBU-XINGO	56.50	69	aug/81	7/7/2015
Sub-total 69 kV	425.50
Total	18,588.42

Average tariff – R$/MWh

2nd qrt/10	1st sem/2010
77.93	74.37

Main investments - R$ million

Project	2nd qrt/10	1st sem/2010
Transmission	193.78	279.80
Extension of the Northeast Transmission System	81.09	111.13
Reinforcement and improvement of the transmission system	59.26	87.48
Maintenance of transmission system	33.60	55.08
SUAPE II / SUAPE III - enterprise	19.83	26.11
Generation	54.30	87.41
Maintenance of generation system	22.73	32.95
Resettlement of Itaparica	31.57	54.46
Infra-structure	21.57	35.75
Real Estate	2.95	5.29
Maintenance of equipment/vehicles/furniture	5.14	10.24
Maintenance of info assets.	13.48	20.22
Total	269.65	402.96

New investments

Transmission

Project	State Venue	Total Investment R$ million	Extension of the lines - Km	Beginning of Operation	End of concession
TL 230 kV Eunápolis/Teixeira de Freitas II C1	BA	58.7	152	02/28/2013	10/16/2038
TL 230 kV Funil/Itapebi C3	BA	49.3	198	30/11/2011	04/20/2037
TL 230 kV Ibicoara/Brumado C1	BA	82.0	95	11/25/2010	06/14/2037
TL 230 kV Jardim/Penedo C1	SE / AL	30.5	110	09/25/2011	03/17/2038
TL 230 kV Milagres/Coremas C2	CE / PB	20.9	120	09/25/2009	03/04/2035
TL 230 kV Paraíso/Açu II C2	RN	Included in the 230Kv Picos / Tauá C1 Transmission Line	135	09/30/2010	06/14/2037
TL 230 kV Picos/Tauá II C1	PI / CE	97.8	183,2	03/30/2011	06/14/2037
SE Suape II 500/230 kV e SE Suape III 230/69 kV, with sectionning of TL 500 kV Messias/Recife II C1 e 230 kV Pirapama/Termopernambuco C1/C2	PE	175.2	45 km CS 500 Kv 10,8 km CD 230 kV	09/13/2011	28/01/2039
TL 230 kV Eunápolis/Teixeira de Freitas II C2	BA	36.6	152	02/28/2013	08/03/2039
TL 230 kV Pau Ferro – Santa Rita II	PE, PB, AL, RN	148.28	116,3	05/03/2012	08/03/2039
TL 230 kV Paulo Afonso III – Zebu
SE 230/69 kV – 300 MVA – Santa Rita II
SE 230/69 kV – 200 MVA – Zebu
SE 230/69 kV – 300 MVA – Natal III

Loans and Financing – R$ million

Creditor	Balance on 06/30/10	Date due	Currency
ELETROBRAS
ECF-1761/98	22.17	02/28/2011	R$
ECF-1762/98	28.83	12/30/2010	R$
ECF-2561-B/2009	143.1	09/30/2018	R$
ECF-2684/2008	0.53	05/30/2015	R$
ECF-2685/2008	0.35	05/30/2016	R$
ECF-2619/2007	1.16	02/28/2017	R$
ECF-2648/2007	13.26	12/30/2018	R$
Financial institutions
Banco do Brasil - 343.400.336	14.55	02/16/2012	R$
Banco do Brasil - 343.400.338	150.72	02/16/2012	R$
Banco do Brasil - 343.400.342	15.21	02/26/2012	R$
Banco do Brasil - 343.400.348	15.55	03/26/2012	R$
Banco do Brasil - 343.400.353	15.87	04/26/2012	R$
Banco do Brasil - 343.400.359	15.75	05/26/2012	R$
Banco do Brasil - 343.400.363	16.39	06/26/2012	R$
Banco do Brasil - 343.400.367	12.06	07/26/2012	R$
Banco do Nordeste	253.26	08/30/2020	R$
Grand total	718.76

Contract obligations on 06/30/10 – R$ million

Loans and Financing	2010	2011	2012	2013	2014	2015	After 2015
Generation	6.88	1.58	251.79	1.84	1.84	1.78	4.87
Transmission	54.00	35.79	42.77	42.77	42.77	42.77	187.31
Total	60.88	37.37	294.56	44.61	44.61	44.55	192.18

Partnership

Generation

SPC/ Consortium	Object	Installed Capacity	Guaranteed Energy	Participation	Enterprise Value	Partnership		Beginning operation	Beginning construction	End concession

				%	R$ million	Partners	%
Energética Águas da Pedra S.A.	UHE Dardanelos	261 MW	154.9	24.5	760.8	Neoenergia	51	2011	2007	2042
						Eletrobras Eletronorte	24.5
ESBR Participações S.A.	UHE Jirau	3.300 MW	1.975.40	20	10,000.00	Suez Energy Ltda	50.1	2013	2009	2043
						Camargo Correa	9,9
						Eletrobras Eletrosul	20
						Eletrobras Chesf	49,0
						Mar e terra Lrda	0,5

Transmission

SPC/ Consortium	Object	TL Extension	Participation %	Enterprise Value R$ million	Partnership		In operation
					Partners	%	Yes	No
STN – Sistema de Transmissão Nordeste S.A.	LT (Teresina/Sobral/	546 km	49	516.2	Alusa	51	X
	Fortaleza), 500 kV
Integração Transmissora de Energia S.A. - INTESA	LT (Colinas/Miracema/ urupi/Peixe 2/ Serra da Mesa 2), 500 kV	695 km	12	500	Fundo de Investimentos em Participações Brasil Energia – FIP	51	X
					Eletrobras Eletronorte	37
Manaus Transmissora de Energia S.A.	LT - Oriximiná/Itacoatiara, CD, 500 kV	375 km	19.5	1,289.49	Eletrobras Eletronorte	30		X
	LT- Itacoatiara / Cariri CD, 500 kV,	212 km			Abengoa Concessões Brasil Holding S.A.	50.5
	SE-Itacoatiara 500/138 kV e SE -Cariri 500/230 kV
Interligação Elétrica do Madeira S.A.	LT - Coletora Porto Velho (RO) - Araraquara 2 (SP), Nº 01, em CC, +/- 600kV	2,375 km	24.5	2,975.90	Eletrobras Furnas	24.5		X
	Estação Retificadora Nº 02 CA/CC, 500KV/ +/- 600KV - 3,150MW				CTEEP	51
	Estação Inversora Nº 02 CC/CA, +/- 600KV/500KV - 2,950MW
TDG Transmissora Delmiro Gouveia SA	LT - São Luiz II / São Luiz III (MA), 230 kv	96 Km	49	240.0	ATP Engenharia Ltda	51		X
	SE - Pecém II (CE), 500 kv
	SE - Aquiraz II (CE), 230 kv

Construction

SPC/ Consortium	Object	Participation %	Partnership	In operation
			Partners	%	Yes	No
Manaus Construtora Ltda	Construction and maintenance of Transmission Lines and substations of Manaus Transmissora SA	19.5	Eletrobras Eletronorte	30.0	X
			Abengoa Concessões Brasil Holding S.A.	50.5

Number of employees – 06/30/10

Composition of employees by tenure (years)

to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
657	759	111	4	1,480	2,535	5,546

Department	Number of employees
Field	3,426
Administrative	2,120

Marketletter – June 2010

Balance Sheet for the period ended on June 30

(R$ thousand)

Assets	2010	2009
Current Assets
Cash and banks	311	2,947
Open-market applications	493,711	1,039,372
Consumers, concessionaires and affiliates	1,584,187	1,129,340
Loans and Financing	6,463	5,945
Subsidiaries and related companies	24,885	-
Expenses to reimburse	214,493	82,679
Debtors	150,132	118,764
Other credits	580,762	30,284
Provision for credits of questionable liquidation	(929,467)	(717,641)
Stored materials	74,987	74,814
Expenses paid in advance	8,954	10,672
	2,209,418	1,777,176
Non-Current Assets
Concessionaires and affiliates	4,276	53,001
Loans and Financing	18,553	25,421
Holding	57,244	44,075
ICMS tax to recover	743,731	706,151
Legal deposits	394,194	342,156
Debtors	19,639	22,380
Other credits	993	940
Provision for credits of questionable liquidation	(753,465)	(767,604)
Expenses paid in advance	38,029	32,427
Property for sale	759	419
	523,953	459,366
Investments	847,820	422,758
Property, plant and equipment	14,536,817	14,437,604
Intangible	9,530	15,178
	15,918,120	15,334,906
Total Assets	18,127,538	17,112,082

Liabilities and Stockholders Equity	2010	2009
Current Liabilities
Suppliers	228,879	184,948
Payment-roll	12,626	10,518
Loans and financing	426,497	406,569
Debt charges	12,422	14,917
Regulatory taxes	73,454	105,495
Private security fund	3,552	2,970
Taxes and social contributions	106,304	68,001
Shareholders remuneration	301,806	-
Income participation	72,185	-
Research and development	79,383	74,993
Pre-sale of energy	40,028	37,611
Estimated obligations	99,457	61,307
Covenants	58,520	150,463
Provisions	22,832	924,949
Other payable accounts	66,048	63,455
	1,603,993	2,106,196

Non-Current Liabilities
Loans and financing	3,819,811	7,717,688
Taxes and social contributions	-	28,308
Research and development	22,286	6,988
Pre-sale of energy	958,894	1,000,141
Environmental compensation - UHE Tucuruí	281,646	316,152
Provisions	745,086	-
Resources for capital increase	279,861	-
Other payable accounts	1,489	1,443
	6,109,073	9,070,720
	7,713,066	11,176,916
Stockholders’ Equity and Resources for capital increase
Social Capital	4,177,205	4,177,205
Capital Reserves	2,011,460	2,011,460
Profit reserve	15,197	-
Income (losses) for the period	187,409	(253,499)
	6,391,271	5,935,166
Resources for capital increase	4,023,201	-
	10,414,472	5,935,166
Total Liabilities and Stockholders’ Equity and Resources for capital increase	18,127,538	17,112,082

 Statement of Income for the period ended on June 30, by activity

(R$ thousand)

	2010
	Generation	Transmission	Commercialization	Other	Total
Operating Revenue
Supply of electric energy	663,527	-	-	-	663,527
Gross supply of electric energy	855,954	-	42,808	-	898,762
Short term electric energy	124,240	-	-	-	124,240
Availability of transmission grid	-	456,824	-	-	456,824
Other operating revenues	90,488	16,279	57	-	106,824
	1,734,209	473,103	42,865	-	2,250,177
Deductions to Operating Revenue
Sales taxes - ICMS	(12,790)	-	(10,057)	-	(22,847)
Social contribution – PASEP	(23,712)	(4,712)	(693)	-	(29,117)
Social contribution – COFINS	(109,233)	(21,719)	(3,193)	-	(134,145)
Service tax - ISS	(15)	(579)	(1)	-	(595)
Global Reversion Reserve	(41,390)	(12,124)	(857)	-	(54,371)
Energetic development account - CDE	(18,925)	-	-	-	(18,925)
Fuel consumption account - CCC	(70,686)	-	-	-	(70,686)
Research and Development	(13,925)	(4,287)	(278)	-	(18,490)
Proinfa	(50,998)	-	-	-	(50,998)
	(341,674)	(43,421)	(15,079)	-	(400,174)
Net Operating Revenue	1,392,535	429,682	27,786	-	1,850,003
Cost of electric energy service
Cost of electric energy
Electric energy purchased for resale	(629)	-	(21,285)	-	(21,914)
Charges on the use of electric grid	(274,149)	-	-	-	(274,149)
	(274,778)	-	(21,285)	-	(296,063)
Operating expenses
Personnel	(75,379)	(129,484)	-	-	(204,863)
Material	(7,808)	(6,815)	-	-	(14,623)
Third party services	(31,603)	(20,534)	-	-	(52,137)
Fuel for production of electric energy	(140,782)	-	(26,033)	-	(166,815)
Fossil fuel instalment subsidized by CCC (Fossil fuel account)	140,782	-	26,033	-	166,815
Financial compensation for the use of hydro resources	(118,686)	-	-	-	(118,686)
Depreciation and amortization	(208,655)	(104,514)	-	-	(313,169)
Provisions and reversions	(97,178)	4,402	(1,902)	-	(94,678)
Others	4,629	(7,325)	-	-	(2,696)
	(534,680)	(264,270)	(1,902)	-	(800,852)
Cost of third party services	(398)	(2,819)	-	-	(3,217)
	(809,856)	(267,089)	(23,187)	-	(1,100,132)
Gross operational income	582,679	162,593	4,599	-	749,871
Operating expenses
Sales expenses	(519)	(3,303)	(7,163)	-	(10,985)
Administrative and general expenses	(94,345)	(131,921)	(6,168)	-	(232,434)
Other operating expenses	(21,831)	(27,894)	(1,164)	-	(50,889)
	(116,695)	(163,118)	(14,495)	-	(294,308)
Service result	465,984	(525)	(9,896)	-	455,563
Revenue from multi-media communication	-	-	-	7,391	7,391
Result on the Equity Method	-	-	-	2,935	2,935
Financial Revenue (Expense)
Income from financial applications	16,890	912	43	-	17,845
Monetary increase	51,710	-	-	-	51,710
Monetary variation – asset	5,720	184	3,719	-	9,623
Monetary variation – liability	(50,018)	(28,867)	(3,078)	-	(81,963)
Debt charges	(150,557)	(26,724)	(1,154)	-	(178,435)
Others	1,230	5,117	7,033	-	13,380
	(125,025)	(49,378)	6,563	-	(167,840)
Other revenues (expenses)	(11,146)	(17,273)	(434)	-	(28,853)
Income (Loss) before income tax and social contribution	329,813	(67,176)	(3,767)	10,326	269,196
Income tax and social contribution	(79,304)	-	-	(2,483)	(81,787)
Income (loss) before participation	250,509	(67,176)	(3,767)	7,843	187,409
Income participation	-	-	-	-	-
Net income (Loss) for the period	250,509	(67,176)	(3,767)	7,843	187,409
Income (Loss) per share - R$	3.04	(0.82)	(0.05)	0.10	2.28

	2009
	Generation	Transmission	Commercialization	Other	Total
Operating Revenue
Supply of electric energy	492,007	-	-	-	492,007
Gross supply of electric energy	788,436	-	172,373	-	960,809
Short term electric energy	114,652	-	-	-	114,652
Availability of transmission grid	-	380,688	-	-	380,688
Other operating revenues	133,233	12,557	54	-	145,844
	1,528,328	393,245	172,427	-	2,094,000
Deductions to Operating Revenue
Sales taxes - ICMS	(11,552)	-	(16,701)	-	(28,253)
Social contribution – PASEP	(20,950)	(2,920)	(1,712)	-	(25,582)
Social contribution – COFINS	(96,509)	(13,473)	(7,889)	-	(117,871)
Service tax - ISS	(18)	(474)	-	-	(492)
Global Reversion Reserve	(34,856)	(9,461)	(3,870)	-	(48,187)
Energetic development account - CDE	(16,669)	-	-	-	(16,669)
Fuel consumption account - CCC	(69,857)	-	-	-	(69,857)
Research and Development	(12,212)	(3,614)	(1,408)	-	(17,234)
Proinfa	(45,473)	-	-	-	(45,473)
	(308,096)	(29,942)	(31,580)	-	(369,618)
Net Operating Revenue	1,220,232	363,303	140,847	-	1,724,382
Cost of electric energy service
Cost of electric energy
Electric energy purchased for resale	(174)	-	(172,869)	-	(173,043)
Charges on the use of electric grid	(245,468)	-	-	-	(245,468)
	(245,642)	-	(172,869)	-	(418,511)
Operating expenses
Personnel	(90,037)	(110,721)	-	-	(200,758)
Material	(22,082)	(7,824)	-	-	(29,906)
Third party services	(38,556)	(16,582)	-	-	(55,138)
Fuel for production of electric energy	(103,575)	-	(328,309)	-	(431,884)
Fossil fuel instalment subsidized by CCC (Fossil fuel account)	86,628	-	288,659	-	375,287
Financial compensation for the use of hydro resources	(115,956)	-	-	-	(115,956)
Depreciation and amortization	(209,013)	(96,968)	-	-	(305,981)
Provisions and reversions	(100,033)	(43,338)	(45,283)	-	(188,654)
Others	(14,182)	(4,740)	-	-	(18,922)
	(606,806)	(280,173)	(84,933)	-	(971,912)
Cost of third party services	(755)	(1,802)	-	-	(2,557)
	(853,203)	(281,975)	(257,802)	-	(1,392,980)
Gross operational income	367,029	81,328	(116,955)	-	331,402
Operating expenses
Sales expenses	(3,560)	(4,309)	(73,604)	-	(81,473)
Administrative and general expenses	(108,237)	(107,532)	(4,971)	-	(220,740)
Other operating expenses	21,935	26,450	1,996	-	50,381
	(89,862)	(85,391)	(76,579)	-	(251,832)
Service result	277,167	(4,063)	(193,534)	-	79,570
Revenue from multi-media communication	-	-	-	5,042	5,042
Result on the Equity Method	-	-	-	(11,504)	(11,504)
Financial Revenue (Expense)
Income from financial applications	58,756	958	43	-	59,757
Monetary increase	31,041	-	-	-	31,041
Monetary variation – asset	3,519	3,023	1,996	-	8,538
Monetary variation – liability	57,312	125,569	11,726	-	194,607
Debt charges	(620,203)	(15,839)	(3,421)	-	(639,463)
Others	9,488	13,798	4,049	8	27,343
	(460,087)	127,509	14,393	8	(318,177)
Other revenues (expenses)	(3,527)	(4,774)	(129)	-	(8,430)
Income (Loss) before income tax and social contribution	(186,447)	118,672	(179,270)	(6,454)	(253,499)
Income tax and social contribution	-	-	-	-	-
Income (loss) before participation	(186,447)	118,672	(179,270)	(6,454)	(253,499)
Income participation	-	-	-	-	-
Net income (Loss) for the period	(186,447)	118,672	(179,270)	(6,454)	(253,499)
Income (Loss) per share - R$	(2.26)	1.44	(2.18)	(0.08)	(3.08)

Cash Flow for the period ended on June 30

(R$ thousand)

	2010	2009
Operating Activities
Income (Loss) before income tax	187,409	(253,499)
Expenses(revenues) not affecting cash
Depreciation and amortization	320,690	313,495
Monetary and currency variation	72,340	(203,145)
Interest on late payment on energy sold	(51,710)	(31,040)
Other financing revenues	(319)	(27,343)
Financial charges	178,435	639,463
Shareholders remuneration	13,062	-
Financial charges granted	(1,892)	(1,979)
Equity method	(2,935)	11,504
Provision for credits of questionable liquidation	98,404	169,955
Liability provision	38,032	19,910
Property, plant and equipment sales	14,709	14,919
	866,225	652,240
Variation of operational asset
Consumers, concessionaires and affiliates	(233,748)	7,111
Subsidiaries, related companies and parent company	(45,067)	-
Credit taxes	2,349	(94,322)
Debtors	(81,290)	(22,918)
Stored materials	5,726	7,948
Expenses paid in advance	22	235
Other	(162,348)	(10,182)
	(514,356)	(112,128)
Variation of operational liability
Suppliers	(251,853)	(160,974)
Payment-roll	(5,986)	(6,868)
Regulatory taxes	2,033	15,536
Private security fund	(712)	(932)
Taxes and social contributions	17,900	(14,589)
Research and development	9,670	(16,515)
Pre-sale of energy	(19,350)	(18,514)
Estimated obligations	42,404	14,856
Other	(100,140)	90,638
	(306,034)	(97,362)
	45,835	442,750
Financial charges payable	(165,974)	(236,909)
Financial charges receivable	1,892	1,414
Legal deposits	(15,800)	(208,544)
	(179,882)	(444,039)
	(134,047)	(1,289)
Financing Activities
Loans and financing obtained	82,178	11,083
Loans and financing payable - principal	(205,544)	(692,508)
Resource forf capital increase	279,861	-
	156,495	(681,425)
Investment Activities
Receivables from loans and financing granted	2,998	650,900
Acquisition of permanent assets	(104,266)	(169,859)
Equity participation	(235,170)	(45,131)
Equity investment receivables	5,678	2,629
Net investment activities	(330,760)	438,539
Increase in cash and cash equivalent	(308,312)	(244,175)
Cash and cash equivalent – beginning of period	802,333	1,286,494
Cash and cash equivalent – end of period	494,021	1,042,319
Increase in cash and cash equivalent	308,312	244,175

R$ million

EBITDA		EBITDA Margin
2010	2009	2010	2009
771.7	374.0	41.7%	21.7%

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - MW	Energy generated MWh		Beginning of operation	End of concession	Beginning of concession / authorization (Eletrobras Eletronorte)
			2nd qrt/10	1st sem/2010
UHE Coaracy Nunes	76.95		163.856	303.949	10/01/1975	07/08/2015	Regulation 038, of 02,13,92 (Decree 35,701 of 06,23,1954)
Complexo de Tucuruí	8,370.00	4,140	12,492,435	26,242,819	11/10/1984	07/11/2024	Concession Decree 74,279 07/11/1974 – First Unit – 12/30/1984 - Regulation DNAEE 58 of 05/18/1983
UHE Samuel	216.75	85,21	212,390	504,896	07/26/1989	09/14/2010	Concession Decree 83,975 09,14,1979 Extension of concession Regulation nº 89-MME dated June 11, 2010
UHE Curuá-Una	30.30	24	66,413	129,012	07/21/1977	07/27/2028	Concession transfer of UHE Curuá-Una from CELPA to ELETROBRAS ELETRONORTE as per Resolução Autorizativa Nº 345, of 18 October, 2005,
UTE Electron	120.00		0	0	06/2005	undefined	Regulation 156 of 07/06/1990, authorizes ELETROBRAS ELETRONORTE to build regularization purposes biuld
UTE Rio Madeira	119.35		0	0	04/1968	undefined	Regulation MME 1,130 of 09/08/1988 authorizes ELETROBRAS ELETRONORTE to build Rio Madeira plant,
UTE Santana	178.10		140,130	286,972	01/1993	undefined	Regulation 414 of 12/2/1994 authorized ELETROBRAS ELETRONORTE to build Santana plant,
UTE Rio Branco I	18.60		0	0	02/1998	undefined	Regulation 156 of 07/06/1990, authorized ELETROBRAS ELETRONORTE to build for regularization purposes
UTE Rio Branco II	31.80		0	0	04/1981	undefined	Regulation 156 of 07/06/1990, authorizes ELETROBRAS ELETRONORTE biuld for regularization purposes
UTE Rio Acre	45.49		248	396	04/1994	undefined

Regulation DNAEE 235 of 10/21/1988 and Regulation MME 343 of 19/05/1989, authorizes Eletrobras Eletronorte to biuld UTE Rio Acre (3 x 10,000 kW); Regulation DNAEE 606 of 31/08/1994  overides Regulation DNAEE 235 and authorizes the installation of 2 generators of 21,500 KW,

Obs,: The Senador Arnon Afonso Farias de Mello Thermal Power Plant was granted as a loan to Eletrobras Distribuição Roraima as of February 10, 2010,

Electric energy purchased for resale

	2nd qrt/10	1st sem/2010
MWh	58,300	190,848
R$ million	9.0	22.0

Energy sold

Sale	2nd qrt/10		1st sem/2010
	R$ million	MWh	R$ million	MWh
Through auction	333.46	3,782,453.59	666.30	7,678,404.76
Through free market agreements or bilateral contracts	466.19	5,367,576.15	895.96	10,779,821.74
Total	799.65	9,150,029.74	1.562.26	18,458,226.50

CCEE liquidation – Sold

Type of contract	UNIT	2nd qrt/10	1st sem/2010
CCEE	R$ million	84.53	155.03
	MWh	4,270,258.24	9,704,222.50
	MWaverage	1,955.25	4,469.81
Purchase	R$ million	21.98	30.78
	MWh	717,824.53	1,456,659.51
	MWaverage	328.67	670.56
Net	R$ million	62.54	124.24
	MWh	3,552,433.71	8,247,562.99
	MWaverage	1,626.57	3,799.24

Fuel for production of electric energy

		2nd qrt/10		1st sem/2010
Type	Metric unit	Quantity	R$ million	Quantity	R$ million
Diesel oil	Litre	37,680,000	16.790	40,178,000	21.901
PTE oil	litre	103,133,643	45.955	232,277,143	144.914
Total		140,813,643	62,745	272.455.143	166,815

Losses in generation - %

2nd qrt/10	1stSem/10
0.09	0.09

Losses in transmission - % - (Isolated system)

2nd qrt/10	1stSem/10
2.92	2.29

Extension of transmission lines (km) – 06/30/10

Concession Area		Extension (km)	Tension	Beginning of operation		End of concession
Isolated system
BOA VISTA	SANTA ELENA	190.2	230	JULY	2001	07/2015
Sub-total 230 kV		190,20
COARACY NUNES	SANTANA	108	138	OCTOBER	1975	07/2015
COARACY NUNES	SANTANA	109	138	FEBRUARY	2005	07/2015
SANTANA	PORTUÁRIA	4	138	APRIL	1996	07/2015
COARACY NUNES	TARTARUGALZINHO	87	138	JUNE	2000	07/2015
Sub-total 138 kV		308,00
SANTANA	MACAPÁ II	20	69	NOVEMBER	1996	07/2015
SANTANA	EQUATORIAL	13	69	AUGUST	2000	07/2015
TARTARUGALZINHO	CALÇOENE	130	69	DECEMBER	2001	07/2015
TARTARUGALZINHO	AMAPÁ	17	69	FEBRUARY	2002	07/2015
EQUATORIAL	MACAPÁ	0	69	NOVEMBER	2005	07/2015
SANTANA	SANTA RITA	12.6	69	DECEMBER	2007	07/2015
EQUATORIAL	SANTA RITA	5.09	69	SEPTEMBER	2008	07/2015
Sub-total 69 kV		197,69
Isolated system total		695.89
Interconnected system
COLINAS	MIRACEMA	173.97	500	JUNE	1999	07/2015
IMPERATRIZ	COLINAS	342.6	500	JUNE	1999	07/2015
IMPERATRIZ	MARABÁ	181.09	500	APRIL	1981	07/2015
IMPERATRIZ	MARABÁ	181.82	500	JUNE	1988	07/2015
IMPERATRIZ	PRES, DUTRA	386.6	500	OCTOBER	1982	07/2015
IMPERATRIZ	PRES, DUTRA	385.3	500	FEBRUARY	1988	07/2015
TUCURUÍ	MARABÁ	222.14	500	OCTOBER	1981	07/2015
TUCURUÍ	MARABÁ	221.7	500	FEBRUARY	1988	07/2015
PRES, DUTRA	BOA ESPERANÇA	205.39	500	OCTOBER	1982	07/2015
SÃO LUIZ II	PRES, DUTRA	299.83	500	JULY	1984	07/2015
SÃO LUIZ II	PRES, DUTRA	297.85	500	JUNE	1986	07/2015
TUCURUÍ	VILA DO CONDE	327.1	500	DECEMBER	1981	07/2015
TUCURUÍ ( USINA )	TUCURUÍ ( SE )	10.71	500	NOVEMBER 1984 to MAY 2005
Sub-total 500 kV		3,236.10
ALTAMIRA	RURÓPOLIS	330.02	230	OCTOBER	1988	07/2015
BARRA PEIXE	RONDONÓPOLIS	216.79	230	OCTOBER	1997	07/2015
RONDONÓPOLIS	COXIPÓ	187.80	230	SEPTEMBER	1988	07/2015
RONDONÓPOLIS	COXIPÓ	187.80	230	JULY	1984	07/2015
COXIPÓ	NOBRES	105.00	230	APRIL	2001	07/2015
NOBRES	SINOP **	346.00	230	AUGUST	2008	07/2015
GUAMÁ	UTINGA	19.40	230	DECEMBER	1981	07/2015
GUAMÁ	UTINGA	19.40	230	DECEMBER	1981	07/2015
IMPERATRIZ	PORTO FRANCO	110.10	230	OCTOBER	1994	07/2015
JAURU	COXIPÓ	366.00	230	JUNE	2003	07/2015
JAURU	COXIPÓ	366.00	230	JUNE	2003	07/2015
MIRANDA II	PERITORÓ	94.20	230	DECEMBER	2002	07/2015
PRES, DUTRA	PERITORÓ	115.00	230	JUNE	2003	07/2015
PERITORÓ	COELHO NETO	223.00	230	JULY	2006	07/2015
COELHO NETO	TERESINA	127.10	230	SEPTEMBER	2006	07/2015
SÃO LUIZ II	MIRANDA II	105.30	230	NOVEMBER	2002	07/2015
SÃO LUIZ II	SÃO LUIZ I	18.60	230	JANUARY	1983	07/2015
SÃO LUIZ II	SÃO LUIZ I	19.00	230	SEPTEMBER	1988	07/2015
TUCURUÍ	ALTAMIRA	317.60	230	JUNE	1998	07/2015
UTINGA	SANTA MARIA	93.02	230	DECEMBER	1994	07/2015
VILA DO CONDE	GUAMÁ	49.30	230	APRIL	1981	07/2015
VILA DO CONDE	GUAMÁ	49.30	230	DECEMBER	1982	07/2015
MARABÁ	CARAJÁS	145.00	230	OCTOBER	2004	07/2015
BARRA PEIXE	RONDONÓPOLIS	217.00	230	MAY	2008	07/2015
RIO VERDE (Couto Magalhães)	RONDONÓPOLIS	177.83	230	JULY	1983	07/2015
SÃO LUIZ II	UTE SÃO LUIZ	0.05	230	JANUARY	1982	07/2015
CARAJÁS	INTEGRADORA	83.00	230	AUGUST	2008	07/2015
ABUNÃ	RIO BRANCO	302.00	230	NOVEMBER	2002	07/2015
ARIQUEMES	JARÚ	83.82	230	SEPTEMBER	1997	07/2015
JARÚ	JI-PARANÁ	80.69	230	SEPTEMBER	1997	07/2015
SAMUEL	ARIQUEMES	151.60	230	AUGUST	1994	07/2015
SAMUEL	PORTO VELHO	40.55	230	JULY	1989	07/2015
SAMUEL	PORTO VELHO	40.55	230	JULY	1989	07/2015
SAMUEL ( USINA )	SAMUEL ( SE )	2.85	230	JULY	1989	07/2015
PORTO VELHO	ABUNÃ	188.00	230	MAY	2002	07/2015
JI-PARANÁ	PIMENTA BUENO	117.80	230	JUNE	2008	07/2015
PIMENTA BUENO	VILHENA	160.20	230	OCTOBER	2008	07/2015
Sub-total 230 kV		5,256.67
TUCURUÍ-VILA	CAMETÁ	214.21	138	AUGUST	1998	07/2015
COXIPÓ	Rondonopolis-Cemat	0.00	138	JULY	1981	07/2015
COXIPÓ	SÃO TADEU	44.17	138	JANUARY	2010	07/2015
SÃO TADEU	JACIARA	77.92	138	JANUARY	2010	07/2015
JACIARA	Rondonopolis-Cemat	70.00	138	JANUARY	2010	07/2015
COUTO MAGALHÃES	Rondonopolis-Cemat	176.0	138	APRIL	1981	07/2015
CURUÁ-UNA	TAPAJÓS-Celpa	68.80	138	JANUARY	2006	07/2015
ABUNÃ	GUAJARÁ MIRIM	0	138	MAY	2002	07/2015
RIO BRANCO	EPITACIOLÂNDIA	0	138	JUNE	2008	07/2015
JI-PARANÁ	ROLIM DE MOURA	0	138	AUGUST	2008	07/2015
Sub-total 138 kV		651.1	651.1
TUCURUÍ	TUCURUÍ VILA	2.3	69	JULY	1997
TUCURUÍ ( USINA )	TUCURUÍ ( SE )	1.4	69	JANUARY	1980
TUCURUÍ ( USINA )	TUCURUÍ ( SE )	1.4	69	DECEMBER	1985
RIO BRANCO	TANGARÁ	0	69	FEBRUARY	2003	07/2015
RIO BRANCO	TANGARÁ	0	69	FEBRUARY	2003	07/2015
RIO BRANCO	SÃO FRANCISCO	0	69	NOVEMBER	2002	07/2015
RIO BRANCO	SÃO FRANCISCO	0	69	NOVEMBER	2002	07/2015
ALFAVILLE	RIO MADEIRA	0	69	JULY	1989	07/2015
ALFAVILLE	RIO MADEIRA	0	69	JULY	1989	07/2015
JI-PARANÁ	ROLIM DE MOURA	0	69	DECEMBER	1999	07/2015
PORTO VELHO	AREAL	0	69	APRIL	1999	07/2015
PORTO VELHO	AREAL	0	69	SEPTEMBER	1999	07/2015
RIO BRANCO	SENA MADUREIRA	0	69	AUGUST	2008	07/2015
PORTO VELHO	TIRADENTES	0	69	NOVEMBER	1989	07/2015
PORTO VELHO	TIRADENTES	0	69	NOVEMBER	2007	07/2015
TIRADENTES	ALFAVILLE	0	69	NOVEMBER	2008	07/2015
TIRADENTES	ALFAVILLE	0	69	NOVEMBER	2008	07/2015
Sub-total 69 kV		5,1
Sub-total 13,8 kV		0
Interconnected system total		9,148.97
Total Geral		9.844.86

** The extension Nobres Sinop was split into Nobres-Nova  Mutum and Nova Mutum Sinop, with 110 km and 236 km, respectively

Tension KV	Km
750	-
600	-
500	3,236.10
445	-
230	5,446.87
138	959.10
69	202.79
13.8	0
Total	9,844.86

Average tariff – R$/MWh

2nd qrt/10	1st sem/10
86.97	84.43

Main investments – R$ million

Projects	2nd qrt/10	1st sem/2010
Transmission	68,278,131	117,242,681
TS Amapá	771,184	904,226
Reinforcement of the Isalated System	3,979,691	7,112,481
TS North/Northeast-Maranhão	3,780,812	4,680,462
Transmission system maintenance	2,467,803	4,453,381
TS North/Northeast-Pará	900,925	1,152,991
TL Maranhão Implantation	3,180,346	8,117,934
TL Rib, Gonçalves/Balsas Implantation	1,234,748	2,507,743
SE Miranda II Implantation	10,415,671	20,241,136
Reinforcement interconnected system	41,546,951	68,072,327
Generation	1,515,318	2,949,247
HPU Coaracy 2nd stage	228,839	327,450
Generation system maintenance	490,402	1,505,319
HPU Tucuruí	596,698	843,923
HPU Curuá-Una-Amplia	199,379	272,555
Others	10,383,020	16,767,052
Preservation and conservation	9,978,735	14,238,979
Infrastructure	38,261	38,261
Infrastructure	366,024	2,489,812
TOTAL	80,176,469	136,958,980

New owner investments – Transmission

Enterprise	State/	Total of	Extension km	Beginning of Operation	End of Concession
	Vanue	Investment R$ million
LT São Luís II – São Luís III SE São Luís III – 230/69 kV– 150 MVA (*)	MA	75.00	35	Energizated may/10	2039
LT Ribeiro Gonçalves - Balsas 230 kV - CS SE Balsas 230/69 Kv - Adaptações SE Riberio Gonçalves (*)	MA/PI	102.04	95	jul/10	2040
LT Presidente Dutra - São Luis II C1 e C2 / SE Miranda II – Sectioning of TL (*)	MA	86.75	3.24	nov/10	2040
LT Jorge Teixeira - Lechuga (ex Cariri) Double Circuit	AM	27.00	30	jul/11	2041
Obs: The above enterprises started operation in 2008 on to 2010,

Loans and financing – R$ million

Creditor	Currency	Balance	Date due	PERIODICITY
Eletrobras
ECR - 257/97 - BID	US$	356.4	4/6/024	Semi-annual installments
ECR - 259/98 - CAF	US$	53.3	8/4/2014	Semi-annual installments
		409.7
ECR - 260/98 - EXIMBANK	Yen	173.5	4/6/2024	Semi-annual installments
		173.5
ECF-1424/96	RGR	23.2	6/30/2016	Monthly installments
ECF-1545/97	RGR	85.6	3/30/2016	Monthly installments
ECF-1554/97 RN	RGR	18.5	6/30/2016	Monthly installments
ECF-1630/97 RN	RGR	1.2	4/30/2016	Monthly installments
ECF-1659/97 RN	RGR	2.1	6/30/2016	Monthly installments
ECF-1674/97 RN	RGR	1.6	3/30/2009	Monthly installments
ECF-1679/97 RN	RGR	0.7	8/30/2011	Monthly installments
ECF 2794/09	IPCA	1,611.1	12/30/2024	Quarterly installments
ECF-2092/01 N	RGR	288.0	9/30/2022	Monthly installments
RES-765/02	RGR	603.0	10/29/2012	Monthly installments
RES-766/02	RGR	147.5	10/29/2012	Monthly installments
ECF-2710/08 RGR	RGR	16.6	12/31/2015	Monthly installments
ECF-2757/08 RGR	RGR	43.7	12/31/2015	Monthly installments
ECF-2758/08 RGR	RGR	20.8	12/31/2015	Monthly installments
ECF-2785/09 IPCA	IPCA	3.6	09/30/2021	Monthly installments
ECF-2818/10 IPCA	IPCA	11.0	11/30/2021	Monthly installments
		2,878.4
Total		3,461.6
Financial Institution
Credit Balbina-0111- fretes	Euro	0.1	12/31/2013	Semi-annual installments
Credit National-0118- balbina	Euro	0.1	12/31/2015	Semi-annual installments
Credit National- 0122-samuel	Euro	1.1	12/31/2016	Semi-annual installments
Credit National- 0184-	Euro	0.0	12/31/2012	Semi-annual installments
DMLP - Tesouro Nacional	Euro	2.9	4/15/2014	Semi-annual installments
Total		4.3
BNDES – 03.2.782.3.1	R$	638.3	9/15/2016	Monthly installments
BNDES - 09.2.13551.1	R$	29.8	15/11/2024	Monthly installments
Total		668.1
Fornecedor
Petrobras Distribuidora S/A	R$	124.8	7/31/2011	Monthly installments
Total		124.8
Total geral		4,258.7

Contract obligations – 06/30/10

Loans and Financing	2010	2011	2012	2013	2014	2015	After 2015
Generation
Transmission
Commercialization

Energy Purchase Agreement		2010	2011	2012	2013	2014	After 2014
Edelca	MWh	584,031	623,673	644,194	669,962	696,760
	R$	70.8	73.3	77.0	80.2	80.2
CCEE	MWh
	R$
TOTAL	MWh	584,031	623,673	644,194	669,962	696,760	0
	R$	70.8	73.3	77.0	80.2	80.2	0

Partnership

Generation

SPC/Consortium / Object			Enterprise	Partnership		Energy		Concession
	Assured	Participation	Value			Generated (*)
	Energy - MW	%	R$ million	Partners	%	2nd qrt/10	1st sem/2010	Begining	Duration (years)
EAPSA - Enerigia Águas da Pedra S.A. UHE Dardanelos	261MW (installed capacity) 154.9 MW (assured energy)	24.5	760	Neoenergia	51	Under construction	Under construction	3/7/2007	35
				Chesf	24.5
AMAPARI ENERGIA S.A. UTE Serra do Navio e PCH Capivara	UTE Serra do Navio 23.30 MW (install power **) 21 MW (assured energy ***)	49	84.7	MPX Energia S.A	51	UTE Serra do Navio 38,811.17 MWh	UTE Serra do Navio 69401,93 MWh	20/5/2008	29
	PCH Capivara 29.8 Mw (installed capacity)		210			Viability study	Viability study	20/5/2008	29
Brasventos Miassaba 3 Geradora de Energia S.A.	50.4MW (install capacity)	24.5	245	Furnas	24.5	Award and homologation notice of auction held on February 25, 2010. Aneel did not comply and has not announced a new date	Award and homologation notice of auction held on February 25, 2010. Aneel did not comply and has not announced a new date	20/04/2010 (anticipated)	35
				J. Marucelli	10
				Miassaba	31
				Bioenergy	10
Brasventos Eolo Geradora de Energia S.A.	48.6MW (install capacity)	24.5	229.4	Furnas	24.5	Award and homologation notice of auction held on February 25, 2010. Aneel did not comply and has not announced a new date	Award and homologation notice of auction held on February 25, 2010. Aneel did not comply and has not announced a new date	20/04/2010 (anticipated)	35
				J. Malucelli	10
				EOLO	31
				Bioenergy	10
Rei dos Ventos 3 Geradora de Energia S.A.	48.6MW (install capacity)	24.5	233.6	Furnas	24.5	Award and homologation notice of auction held on February 25, 2010. Aneel did not comply and has not announced a new date	Award and homologation notice of auction held on February 25, 2010. Aneel did not comply and has not announced a new date	20/04/2010 (anticipated)	35
				J. Malucelli	10
				EOLO	31
				Bioenergy	10

Transmission

SPE/Consortium			Enterprise	Partnership		In operation		Concession
	Object	Participation	Value
		%	R$ million	Partners	%	Yes	No	Begining	Duration (years)
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	TL Coxipó-Cuiabá-Rondonópolis (MT), 230 KV with193 Km SE Seccionadora Cuiabá	49	116.0	Bimetal Indústria e Metalúrgica Ltda.	26.99	X		18/2/2004	30
				Alubar Cabos SA	10.76
				Linear Partic.e Incorporações Ltda	13.25
INTESA - Integração Transmissora de Energia S.A.	TL Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2 (TO / GO), 500KV with 695 Km	37	500.0	Fundo de Investimento em Participação Brasil Energia	51.00	X		27/4/2006	30
				Chesf	12.00
BRASNORTE Transmissora de Energia SA	TL Jauru - Juba – C2 (MT) and Maggi - Nova Mutum (MT), both 230 kV, SE Juba and SE Maggi - 230/138 kV with 402 Km	49.71	234.0	Transmissora Aliança de Energia Elétrica S.A.	38.67	X		17/3/2008	30
				Bimetal Indústria e Metalúrgia Ltda.	11.62
Manaus Transmissora de Energia S.A.	TL Oriximiná - Itacoatiara - Cariri (AM), 500kV, with 586 Km, SE Itacoatiara and SE Cariri	30	1.289.49	Chesf	19.50		X	16/10/2008	30
				Abengoa Concessões Brasil Holding S.A.	50.50
Porto Velho Transmissora de Energia S.A.	SE Coletora Porto Velho (RO)- 500/230 kV, 2 Estações Conversoras (Back-to-Back), 400 MW and TL Coletora Porto Velho – Porto Velho, C1/C2, 230 KV with 17,30 km.	24.5	517.7	Eletrosul	24.50		X	26/2/2009	30
				Abengoa Concessões Brasil Holding S.A.	25.50
				Construtora Andrade Gutierrez	25.50
Estação Transmissora de Energia S.A.	Estação Conversora 01 CA/CC, 500/±600 KV and Estação Inversora 01 CC/CA, ±600/500 kV (RO / SP)	24.5	1.428.5	Eletrosul	24.50		X	26/2/2009	30
				Abengoa Concessões Brasil Holding S.A.	51.00
Norte Brasil Transmissora de Energia S.A	TL Coletora Porto Velho (RO) – Araraquara (SP), ±600 KV with 2.375 Km	24.5	1.787.7	Eletrosul	24.50		X	26/2/2009	30
				Abengoa Concessões Brasil Holding S.A.	25.50
				Construtora Andrade Gutierrez	25.50
LINHA VERDE Transmissora de Energia S.A.	TL Porto Velho (RO) – Samuel (RO) – Ariquemes (RO) - Ji-Paraná (RO) - Pimenta Bueno (RO) – Vilhena (RO) – Jauru (MT) ,with 987 Km, 230 KV.	49	412.0	Abengoa Concessões Brasil Holding S.A.	25.50		X	19/11/2009	30
				CTEEP (Cia. de Transm. de Energia Elétrica Paulista)	25.50
RIO BRANCO Transmissora de Energia S.A.	TL Porto Velho (RO) – Abunã (RO) - Rio Branco (AC), with 487 Km, 230KV	49	238.0	Abengoa Concessões Brasil Holding S.A.	25.50		X	19/11/2009	30
				CTEEP (Cia. de Transm. de Energia Elétrica Paulista)	25.50
Transmissora MATOGROSSENSE de Energia S.A.	TL Jauru (MT) – Cuiabá (MT), with 348 Km and SE Jauru, 500KV	49	240.0	Alupar Investimento S.A.	31.00		X	19/11/2009	30
				Bimetal Indústria Metalúrgica Ltda	15.00
				CTEEP (Cia. de Transm. de Energia Elétrica Paulista)	5.00

Number of employees – 06/30/10

Composition of employees by tenure	Number of employees
(Years)
Up to 5	1,344
6 to 10	258
11 to15	49
16 to 20	38
21 to 25	1,069
over 25	1,112
Total	3,870

Department	Number of employees
Field	1,600
Administrative	2,270
Total	3,870

Complementary work force – 06/30/10

Contracted	Other (*)
615	29

(*) Employees from other companies of the Eletrobras System

Marketletter – June 2010

Balance Sheet for the period ended on June 30

(R$ thousand)

Assets	2010	2009 (reclassified)
Current Assets
Cash and banks	131,624	116,836
Concessionaires and affiliates	230,724	187,994
Debtors	61,755	58,725
Storage
- Nuclear fuel elements	324,634	284,067
- Stored goods	35,344	35,906
Actuarial assets	-	25,354
Tax credits	23,253	45,419
Other rights	9,245	25,102
	816,579	779,403
Non-Current Assets
Concessionaires and affiliates	91,710	91,710
Stored materials
- Uranium concentrate	123,584	111,949
- Nuclear fuel elements	85,001	161,424
- Stored goods	282,825	267,698
Service in course – nuclear fuel	237,374	175,177
Actuarial assets	-	89,743
Funding - decommissioning	88,604	53,250
Collaterals and linked deposits	11,558	6,601
Other rights	17,128	17,343
	937,784	974,895
Investments	1,265	1,265
Property, plant and equipment
Cost excluding depreciation and amortization	6,950,559	6,693,852
(-) Obligations linked to the concession	(153)	(1,452)
	6,950,406	6,692,400
Intangibles	32,495	27,146
	7,921,950	7,695,706
Total Assets	8,738,529	8,475,109

(R$ thousand)

Liabilities and Stockholders’ Equity	2010	2009 (reclassified)
Current Liabilities
Suppliers	102,111	134,568
Debt charges	1,711	18,572
Loans and financing	147,566	89,702
Taxes and social contributions	52,739	50,935
Fundação Real Grandeza (pension fund) – debt	28,071	25,354
Dividends	114,558	30,349
Income participation	31,626	25,788
Payment-roll obligations	15,583	11,365
Provisions for 13th months wages and vacations	54,010	50,494
Income tax and social contribution provision	5,883	9,899
Other obligations	14,026	5,840
	567,884	452,866
Non-Current Liabilities
Loans and Financing	3,246,948	2,919,522
Taxes and social contributions	63,861	78,766
Fundação Real Grandeza – debt	66,098	89,743
Nucleos – actuarial provision	172,584	106,603
Liability for decommissioning	232,111	231,602
Provision for legal contingencies	29,783	45,739
Income tax and social contribution provision	36,991	179,444
	3,848,376	3,651,419
Stockholders’ Equity
Social capital	3,296,032	3,296,032
Capital reserves	903,064	903,064
Income reserves	123,396	120,641
Losses for the period	(223)	51,087
	4,322,269	4,370,824
Total Liabilities and Stockholders’ Equity	8,738,529	8,475,109

Statement of Income for the period ended on June 30

(R$ thousand)

	2010	2009 (reclassified)
Operating Revenue
Supply of electric energy	927,415	756,836
Engineering service
Service rendered	268	-
	268	-
Deductions to operating revenue
Taxes and contributions on sales	(33,889)	(27,662)
Global Reversion Reserve	(23,880)	(18,945)
	(57,769)	(46,607)
Net Operating Revenue	869,914	710,229
Cost of electric energy service
Personnel	147,878	134,712
Material	10,380	17,532
Raw materials – fuel consumption	154,770	110,807
Third party services	28,941	63,960
Depreciation and amortization	104,592	90,826
Quota for decommissioning	16,516	20,024
Charges on the use of electric grid	26,156	23,938
Other costs	12,847	11,977
	502,080	473,776
Gross operating income	367,834	236,453
Operating Expense
Personnel	51,283	25,580
Third party services	27,752	17,947
Depreciation and amortization	4,085	2,547
Supervision tax - ANEEL	3,943	3,760
Taxes	1,725	5,024
Provision (reversion) for legal contigencies	(644)	2,593
Other operating expenses	10,772	6,893
	98,916	64,344
Result of service	268,918	172,109
Financial Revenue (Expense)
Debt charges	(191,719)	(176,939)
Adjustment of actuarial asset valuation	-	(11,612)
Currency variations – loans and financing and debt	30,771	23,801
Currency variations – liability for decommissioning	(17,554)	107,338
Monetary variation – loans and financing and debt	(99,722)	16,088
Adjustment of descommissioning to present value	17,265	(52,748)
Others	(2,127)	(6,687)
	(263,086)	(100,759)
Other expenses	(330)	(384)
Operating result	5,502	70,966
Social contribution – reversion	(1,517)	(5,240)
Income tax - reversion	(4,208)	(14,639)
Net income for the period	(223)	51,087
Net income per 1000 shares - R$	(0.02)	4.15

Cash Flow for the period ended on June 30

(R$ thousand)

Operating Activities	2010	2009 (reclassified)
Net income for the period	(223)	51,087
Adjustments in the concilliation of net income (loss) with cash generated
* Depreciation of permanent assets	108,677	93,373
* Property, plant and equipment discharges (residual value)	882	170
* Raw material consumption and stored material	165,709	128,713
* Monetary Variations – decommissioning	17,554	(107,338)
* Monetary Variations loans - Eletrobras	74,920	(57,919)
* Monetary Variations debt - Fundação Real Grandeza	4,348	446
* Monetary Variations – suppliers	(10,317)	17,584
* Debt charges – loans Eletrobras	188,833	173,418
* Debt charges - Fundação Real Grandeza	2,886	3,521
* Charges and monetary variation - decomissioning	(2,277)	8,518
* Evaluation adjustment of actuarial asset	-	11,612
* Income participation	15,258	12,454
* Income tax expenses and social contribution deferred	5,725	19,878
* Liability for decommissioning - expenses	-	-
* Liability for decommissioning - quote	16,516	20,024
* Adjustment to present value of the decommissioning liability	(17,265)	52,748
* Other adjustments	4,132	784
	575,358	429,073
Variation - (increase) and decrease in operating assets
* Concessionaires and affiliates - Furnas	5,748	4,333
* Stored materials	(133,824)	(116,728)
* Taxes to recover PASEP,COFINS, Income tax, Social Cont, and others	(6,042)	(24,638)
* Decommissioning Fund	(19,589)	(19,908)
* Amortization of accounts to receive- Furnas	-	257
* Other operating assets	(40,906)	(7,868)
	(194,613)	(164,552)
Variation – increase and (decrease) – in operating liabilities
* Suppliers	(167,313)	(74,326)
* Taxes (except Income tax and Social Contribution)	(21,916)	(14,213)
* Payment-roll obligations and vacation provision	7,725	7,823
* Income participation	3,280	6,134
* Other operating liabilities	5,151	20,202
	(173,073)	(54,380)
Resources from operating activities	207,672	210,141
Loans and Financing Activities
* Long-term loans and financing obtained - Eletrobras	110,767	55,379
* Financing payments on a short-term basis Eletrobras	(26,161)	(221)
* Payment of IOF and debt charges to Eletrobras	(69,143)	(51,753)
* Payment to Fundação Real Grandeza	(15,924)	(15,579)
Resources from loans and financing activities	(461)	(12,174)
Investment Activities
* Acquisition of property, plant and equipment assets	(146,976)	(200,858)
Resources applied in investment activities	(146,976)	(200,858)
Icrease in cash and cash equivalent	60,235	(2,891)
- Cash and cash equivalent – beginning of period	71,389	119,727
- Cash and cash equivalent – end of period	131,624	116,836
Increase in cash and cash equivalent	60,235	(2,891)

 R$ million

EBITDA		EBITDA Margin
2010	2009	2010	2009
377.6	265.5	43.4%	37.4%

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - GWh		Energy generated MWh		Beginning of operation	End of concession
		2nd qrt/10	1st sem/10	2nd qrt/10	1st sem/10
Angra I	657	726.3	3,214.7	1. 1,196,923.6	1. 2,537,950.9	01/1985	No concession
Angra II	1,350	2,192.9	9,706.3	2,640,746.0	5,518,920.2	09/2000	No cConcession

Energy sold

2nd qrt/10		1st sem/10
R$ million	MWh	R$ million	MWh
511.3	3,527,073.3	927.4	7,406,494.0

Additional Information on Nuclear Area

		2º tri/10		1st sem/10
Type	Unit	Quantity ELEMENTS C N	R$ million	Quantity ELEMENTS C N	R$ million
Substitution of Nuclear combustion elements Acquisition of uranium plus services Operacional expense consum	ELEMENTS ______________ R$ million ------------------------ R$ million >> KG URÂNIUM>>	_________________ - --------------------------- >>>>>>>>>>>>>>> >>>>>>>>>>>>>>>	Substituted ECN Value ----------------------- 67.5 -------------------------- 72.3 79,971 kg	0 ______________________ - >>>>>>>>>>>>>>>>>>>>> >>>>>>>>>>>>>>>>>>>>>	Substituted ECN Value ------------------------- 112.6 -------------------- 154.8 173,349 kg

Losses in generation - %

2nd qrt/10	1st sem/10
3	3

Average tariff – R$/MWh

2nd qrt/10	1st sem/10
144,98	125,22

Main investments – R$ million

Project	2nd qrt/10	1st sem/10
ANGRA 1	11.2	35.7
ANGRA 2	5.0	5.8
ANGRA 3	58.1	102.2
OUTROS	4.1	11.7
TOTAL	78.4	155.4

Loans and Financing – R$ million

Creditor	Balance on 06/30/10	Due date	Currency
	3,290.0		R$
Eletrobras	106.2	2015	Eur
	3,396.2		Total

Contract obligations on 06/30/10 – R$ million

Loans and Financing	2010	2011	2012	2013	2014	2015	After 2015
	22.9	160.6	130.3	128.0	101.0	93.7	2,759.7

Number of employees – 06/30/10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
642	444	228	5	341	739	2,399

Department	Number of employees
Field	2,108
Administrative	291

Complementary work force – 06/30/10

Other
15

Marketletter – June 2010

Balance Sheet for the period ended on June 30

(R$ thousand)

Assets	2010	2009
Current Assets
Cash and banks	19,390	3,079
Open-market transactions	253,133	85,118
Consumers, concessionaires and affiliates	99,206	85,812
Renegotiated energy credits	175,047	137,829
Debtors	8,710	18,490
Deactivations, sales of property and services in course	26,408	21,384
Taxes to compensate	61,561	48,843
Stored materials	26,396	27,346
Other credits	15,567	14,142
	685,418	442,043

Non-current Assets
Renegotiated energy credits	483,912	519,000
Taxes to compensate	19,520	5,105
Deferred income tax and social contribution	63,896	62,280
Other credits	26,666	19,003
	593,994	605,388

Investments
Participation in related companies	726,852	603,875
Others	3,316	3,309
	730,168	607,184
Property, plant and equipment, net
Transmission	2,405,527	2,006,471
Generation	828,768	434,111
Others	94,074	98,505
	3,328,369	2,539,087
Intangible net	94,944	109,807
	4,747,475	3,861,466
Total Assets	5,432,893	4,303,509

 (R$ thousand)

Liabilities and Stockholders’ Equity	2010	2009
Current Liabilities
Suppliers	41,003	47,604
Payment-roll	33,067	25,251
Loans and financing	89,747	115,687
Income participation	818	359
Taxes and social contributions	39,483	37,616
Deferred income tax and social contribution	59,516	46,862
Dividends	202,473	-
Estimated obligations	99,830	127,505
Provisions for contingencies	68,792	61,723
Complementary security fund	9,160	8,766
Research and development	21,331	16,642
Regulatory liabilities	60,667	-
Other liabilities	35,826	9,728
	761,713	497,743
Non-Current Liabilities
Loans and financing	1,316,831	684,119
Taxes and social contributions	146,339	149,311
Deferred income tax and social contribution	172,254	187,304
Privision for contingencies	-	31,314
Complementary security fund	24,160	28,663
Other liabilities	3,299	3,992
	1,662,883	1,084,703
Stockholders’ Equity
Social Capital	1,577,686	1,245,042
Capital Reserves	1,046,641	1,014,531
Adjustment of asset evaluation	1,197	-
Accumulated income	97,285	128,846
	2,722,809	2,388,419
Resources for capital increase	285,488	332,644
	3,008,297	2,721,063
Total Liabilities and Stockholders’ Equity	5,432,893	4,303,509

Statement of Income for the period ended on June 30

(R$ thousand)

	2010	2009
Operating Revenue
Revenue from the service of electric energy transmission	353,800	371,643
Revenue from energy commercialization	5,047	-
Revenue from services rendered to third parties	10,847	11,212
Other revenues	2,611	2,209
	372,305	385,064
Deductions from Operating Revenue
Global Reversion Reserve	(8,903)	(9,508)
Social contribution – COFINS	(19,915)	(19,973)
Social contribution – PIS/PASEP	(4,321)	(4,334)
Service tax – ICMS/ISS	(198)	(233)
Research and development	(3,307)	(3,448)
	(36,644)	(37,496)
Net Operating Revenue	335,661	347,568
Cost of service
Cost of service of electric energy transmission	(141,691)	(126,961)
Personnel	(66,325)	(64,579)
Material	(3,614)	(2,583)
Third party services	(12,030)	(9,853)
Electric energy purchased for resale	(7,847)	-
Depreciation and amortization	(51,259)	(47,378)
Provision for credits of questionable liquidation	1,183	23
Others	(1,799)	(2,591)
Cost of service rendered to third parties	(4,894)	(3,396)
Personnel	(2,741)	(2,319)
Material	(17)	(135)
Third party services	(2,125)	(927)
Others	(11)	(15)
	(146,585)	(130,357)
Gross Operating Income	189,076	217,211
Operating Expense
Administrative and general expenses	(81,182)	(63,249)
Personnel	(45,555)	(36,085)
Material	(947)	(861)
Third party services	(13,329)	(8,056)
Depreciation and amortization	(1,120)	(923)
Supervision tax – ANEEL	(1,967)	(1,638)
Reversion/Provision for contingencies	(4,688)	(7,780)
Special retirement complement / actuarial liability	(1,312)	(1,567)
Others	(12,264)	(6,339)
Result of Service	107,894	153,962
Shareholding participation result
Equity method	19,209	17,462
	19,209	17,462
Financial Revenue (Expense)
Income from financial applications	6,934	9,503
Income on renegotiated energy credits	74,566	31,525
Debt charges	(28,658)	(26,751)
Monetary variation – loans and financing	(16,046)	(10,349)
Charges on taxes and social contributions	(4,478)	(4,586)
Others	(21,190)	(15,333)
	11,128	(15,991)
Operating Income before result	138,231	155,433
Other Revenue	92	172
Other Expense	(406)	(2,590)
	(314)	(2,418)
Operational Income	137,917	153,015
Social Contribution	(10,915)	(12,356)
Income tax	(29,717)	(33,679)
Net income for the period	97,285	106,980
Net income per share – R$	1.99	2.19

Cash Flow for the period ended on June 30

(R$ thousand)

	2010	2009
Operating Activities
Net income for the period	137,917	153,015
Expenses (revenues) not affecting cash:
Depreciation and amortization	52,379	54,782
Amortization of investment fees	10,263	-
Monetary varitation	(18,104)	20,113
Financing charges	14,409	510
Equity method result	(19,209)	(17,462)
Present value adjustment	2,959	1,679
Losses in permanent assets	314	2,418
Provision for contigencies	7,505	6,140
Special retirement complement/ actuarial liability	1,354	1,562
Equity participation remuneration	(1,329)	-
Other	(1,183)	(80)
Sub-total	49,358	69,662
Variations of operating asset
Consumers, concessionaires and affiliates	(10,079)	(8,968)
Debtors	6,120	(9,732)
Deactivations, sales of assets and services in course	(3,996)	(1,810)
Taxes to compensate	(37,186)	3,916
Income tax and social contribution deferred	4,346	(4,456)
Stored materials	(89)	(717)
Investments	177,629	-
Property, plant and equipment	(344,293)	-
Other credits	(8,332)	45,605
Sub-total	(215,880)	23,838
Variations of operating liability
Suppliers	(27,947)	(14,454)
Loans and financing	215,007	-
Payment-roll	(3,297)	(2,181)
Income participation	(22,442)	(22,353)
Taxes and social contributions	531	(2,399)
Income tex and social contribution - deferred	8,298	(6,598)
Shareholders remuneration / interest on own capital	3	-
Estimated obligations	(7,599)	14,829
Complementary security fund	(160)	190
Research and development	2,461	499
Regulatory liabilities	60,667	-
Other liabilities	16,383	(13,906)
Sub-total	241,905	(46,373)
Operating activities cash	213,300	200,142
Financial charges paid	(37,074)	(25,831)
Financial charges receivable	4	11
Income tax and social contribution paid	(77,202)	(57,631)
Legal deposits	(5,812)	1,101
	93,216	117,792
Investment Activities
Loans and financing granted – receivable	87	87
Renegotiated energy credit - receivable	56,611	50,927
Property	(228,562)	(259,117)
Intangible	(4,165)	(115,068)
Equity participation	(207,092)	(274,774)
Write-off of fixed assets	1,866	2,859
Redemption of bonds	1,609	-
Dividends received	9,655	5,621
Total of Investment Activities	(369,991)	(589,465)
Financing Activities
Loans and financing obtained	228,912	73,618
Resources for capital increase	187,988	238,068
Loans and financing –principal payment	(22,470)	(11,727)
Shareholders remuneration payment	(587)	(142,390)
Special installment – Law 10,684/03	(9,317)	(9,317)
Complementary security fund payment	(4,029)	(4,170)
Total of Financing Activities	380,497	144,082
Increase (decrease) in cash and cash equivalent	103,722	(327,591)
Cash and cash equivalent – beginning of period	168,801	415,788
Cash and cash equivalent – end of period	272,523	88,197

 R$ million

EBITDA		EBITDA Margin
2010	2009	2010	2009
179.5	219.7	53.5%	53.2%

Market Data

Extension of transmission lines (km) – 06/30/10

Concession Area	Extension (km)	Tension	Operation	End of concession
Areia --Bateias	220.3	525	jun/00	7/7/2015
Areia --Campos Novos	176.3	525	sept/82	7/7/2015
Areia - -Curitiba	235.2	525	jun/00	7/7/2015
Areia --Ivaiporã	173.2	525	may/82	7/7/2015
Areia - -Segredo	57.8	525	aug/92	7/7/2015
Blumenau - -Curitiba	136.3	525	dec/83	7/7/2015
Campos Novos - -Machadinho	44.8	525	jan/02	7/7/2015
Campos Novos - -Caxias	203.3	525	dec/01	7/7/2015
Caxias - -Gravataí	78.8	525	dec/01	7/7/2015
Caxias - -Itá	256.0	525	feb/02	7/7/2015
Curitiba --Bateias	33.5	525	jun/00	7/7/2015
Itá – Nova Santa Rita	314.8	525	apr/06	7/7/2015
Gravataí – Nova Santa Rita	29.0	525	apr/06	7/7/2015
Itá - -Machadinho	64.6	525	jan/02	7/7/2015
Itá - -Salto Santiago	186.8	525	sept/87	7/7/2015
Ivaiporã - -Londrina	121.9	525	apr/88	7/7/2015
Ivaiporã - -Salto Santiago	167.0	525	may/82	7/7/2015
Ivaiporã ELETROSUL - Ivaiporã FURNAS	0.8	525	sept/82	7/7/2015
Ivaiporã ELETROSUL - Ivaiporã FURNAS	0.8	525	feb/92	7/7/2015
Ivaiporã ELETROSUL - Ivaiporã FURNAS	0.7	525	jun/04	7/7/2015
Salto Santiago --Salto Santiago	60.9	525	aug/92	7/7/2015
Salto Santiago --Segredo	2.1	525	jan/81	7/7/2015
Areia - -Gov. Bento Munhoz	10.7	525	sept/80	7/7/2015
Areia - -Gov. Bento Munhoz	10.9	525	aug/81	7/7/2015
Blumenau - Biguaçu	91.0	525	sept/06	3/3/2035
Biguaçu – Campos Novos	268.00	525	sept/06	3/3/2035
Sub-Total 525 kV	2,945.5
Anastácio - Dourados	210.9	230	aug/94	7/7/2015
Areia - Ponta Grossa Norte	181.6	230	oct/76	7/7/2015
Areia - Salto Osório	160.5	230	jan/77	7/7/2015
Areia - Salto Osório	160.3	230	dec/76	7/7/2015
Areia - São Mateus do Sul	129.0	230	jul/90	7/7/2015
Assis - Londrina COPEL	114.3	230	sept/81	7/7/2015
Biguaçu – Desterro	56.6	230	dec/08	7/7/2015
Biguaçu –Palhoça	20.4	230	oct/08	7/7/2015
Blumenau –Jorge Lacerda B	116.4	230	jun/79	7/7/2015
Biguaçu – Blumenau 2	129.5	230	jun/79	7/7/2015
Blumenau - Itajaí	37.6	230	jan/02	7/7/2015
Blumenau - Itajaí	37.6	230	mar/02	7/7/2015
Blumenau - Joinville	67.0	230	sept/79	7/7/2015
Blumenau - Joinville	72.9	230	apr/79	7/7/2015
Blumenau - Palhoça	133.9	230	jan/84	7/7/2015
Campo Mourão - Apucarana	114.5	230	feb/76	7/7/2015
Campo Mourão -Maringá	79.9	230	feb/76	7/7/2015
Campo Mourão -Salto Osório	181.2	230	feb/76	7/7/2015
Campo Mourão -Salto Osório	181.3	230	may/76	7/7/2015
Canoinhas -São Mateus do Sul	47.7	230	feb/88	7/7/2015
Cascavel -Cascavel D'Oeste	9.9	230	apr/01	7/7/2015
Cascavel D'Oeste -Guaíra	126.2	230	apr/01	7/7/2015
Caxias - Caxias 5	22.0	230	jun/09	7/7/2015
Curitiba -Joinville Norte	96.4	230	nov/76	7/7/2015
Joinville – Joinville Norte	5.3	230	nov/76	7/7/2015
Curitiba -Joinville	99.7	230	jun/77	7/7/2015
Curitiba -São Mateus do Sul	116.7	230	jul/90	7/7/2015
Dourados -Guaíra	226.5	230	nov/91	7/7/2015
Farroupilha -Caxias 5	17.9	230	oct/05	7/7/2015
Monte Claro – Passo Fundo	211.5	230	sept/04	7/7/2015
Farroupilha -Monte Claro	31.0	230	sept/04	7/7/2015
Farroupilha -Monte Claro2	31.0	230	sept/04	7/7/2015
Monte Claro – Nova Prata	30.9	230	sept/04	7/7/2015
Jorge Lacerda A -Jorge Lacerda	0.8	230	jul/79	7/7/2015
Jorge Lacerda - Palhoça -	121.3	230	aug/05	7/7/2015
Jorge Lacerda - Siderópolis	49.4	230	jun/79	7/7/2015
Jorge Lacerda - Siderópolis	47.3	230	aug/79	7/7/2015
Londrina(ESUL) - Assis	156.6	230	may/05	7/7/2015
Londrina(ESUL) - Maringá	95.1	230	may/05	7/7/2015
Londrina - Apucarana	40.4	230	apr/88	7/7/2015
Londrina ELETROSUL - Londrina COPEL	31.6	230	apr/88	7/7/2015
Atlândida 2 - Osório 2	36.0	230	may/07	7/7/2015
Passo Fundo - Nova Prata 2	199.1	230	nov/92	7/7/2015
Presidente Médice/Santa Cruz	237.4	230	Jan/10	16/3/2038
Passo Fundo - Xanxerê	79.3	230	may/75	7/7/2015
Passo Fundo - Xanxerê	79.2	230	nov/79	7/7/2015
Passo Fundo - Passo Fundo 1	0.45	230	mar/73	7/7/2015
Passo Fundo - Passo Fundo 2	0.45	230	may/73	7/7/2015
Salto Osório - Pato Branco	85.9	230	dec/79	7/7/2015
Salto Osório - Xanxerê	162.0	230	oct/75	7/7/2015
Salto Osório - Salto Osório	2.2	230	nov/75	7/7/2015
Siderópolis - Lajeado Grande	121.9	230	sept/03	7/7/2015
Lajeado Grande - Caxias 5	65.6	230	oct/05	7/7/2015
Xanxerê - Pato Branco	79.6	230	dec/79	7/7/2015
Joinville - Vega do Sul	44.9	230	nov/02	7/7/2015
Joinville - Vega do Sul	44.9	230	nov/02	7/7/2015
Gravataí 2- - Gravataí 3	3.5	230	nov/07	7/7/2015
Complexo Industrial Automotivo Gravataí -- Gravataí 3	3.5	230	dec/07	7/7/2015
Jorge Lacerda A - Jorge Lacerda B 2	1.0	230	oct/07	7/7/2015
Jorge Lacerda B - Jorge Lacerda C 1	0.5	230	feb/97	7/7/2015
Jorge Lacerda B - Jorge Lacerda C 2	0.5	230	feb/97	7/7/2015
Atlântida 2/Gravataí 3	102.0	230	nov/07	7/7/2015
Sub-Total 230 kV	5,150.5
Blumenau - -Ilhota	40.2	138	oct/88	7/7/2015
Campo Grande - Mimoso	108.3	138	oct/83	7/7/2015
Biguaçu – Camboriú – Morro do Boi	50.3	138	feb/02	7/7/2015
Biguaçu – Florianópolis	19.5	138	feb/02	7/7/2015
Campo Grande - Mimoso	108.3	138	sept/83	7/7/2015
Campo Grande - Mimoso	108.3	138	sept/83	7/7/2015
Dourados das Nações - Ivinhema	94.7	138	dec/83	7/7/2015
Eldorado - Guaíra	16.9	138	oct/83	7/7/2015
Florianópolis - Itajaí Fazenda	71.1	138	oct/90	7/7/2015
Florianópolis - Palhoça 1	9.6	138	nov/83	7/7/2015
Florianópolis - Palhoça 2	9.6	138	nov/83	7/7/2015
Gaspar - -Blumenau	20.7	138	oct/89	7/7/2015
Ilhota - Picarras	14.8	138	apr/94	7/7/2015
Ilhota - Itajaí 1	7.9	138	mar/02	7/7/2015
Ilhota - Itajaí 2	7.9	138	jan/02	7/7/2015
Ilhota - Joinville	75.8	138	jan/67	7/7/2015
Itajaí - Camboriú Morro do Boi	13.3	138	feb/02	7/7/2015
Itajaí - Itajaí Fazenda	5.4	138	mar/02	7/7/2015
Ivinhema - Porto Primavera	91.0	138	mar/82	7/7/2015
Jorge Lacerda A - Imbituba	45.7	138	oct/80	7/7/2015
Jorge Lacerda A - Palhoça	108.6	138	nov/83	7/7/2015
Joinville - Joinville Santa Catarina	11.0	138	oct/99	7/7/2015
Joinville Santa Catarina - Picarras	50.0	138	oct/99	7/7/2015
Jupiá - Mimoso	218.7	138	apr/92	7/7/2015
Jupiá - Mimoso	218.7	138	jan/82	7/7/2015
Jupiá - Mimoso	218.7	138	jan/82	7/7/2015
Palhoça - Imbituba	74.0	138	nov/83	7/7/2015
Anastácio - Aquidauana	11.1	138	nov/06	7/7/2015
Anastácio -Aquidauana	11.1	138	nov/06	7/7/2015
Sub-Total 138 kV	1,841.2
Conversora de Uruguaiana --Passo de Los Libres	12.5	132	sept/94	7/7/2015
Salto Osório - -Salto Santiago	56.2	69	oct/78	7/7/2015
Sub-Total (132 e 69 kV)	68.7
Total general	10,005.9

Main investments - R$ million

Project	2nd qrt/10	1st sem/10
Transmission
Expansion of South transmission system	30.3	55.9
Maintenance of electric energy transmission system	1.3	2.4
Generation
Installation of Hydro Complex São Bernardo	8.9	14.1
Installation of Hydro Complex São João	22.0	49.2
Installation of Hydro Plant Maua	48.5	103.4
Installation of Hydro Complex São Domingo	11.1	13.7
Installation of Hidro Complex Alto do Serra	0.4	0.8
Studies to increase the electric energy generation	0	0.2
Other	0.4	2.4
Total	123.0	242.1

New Investment

Generation

Project	State Venue	Total of Investment R$ million	Install Capacity - MW	Assured Energy - MW	Beginning operation	Beginning construction	End concession
PEU P. São João	RS	529.42	77.0	39.0	2011	2007	2041
PEU São Domingos	MS	323.92	48.0	36.9	2012	2009	2037
SHU Barra do Rio Chapéu SHU João Borges	SC SC	90.28 95.31	15.0 19.0	8.61 10.12	2011 2012	2008 2010	2034 2035

New Investment

Transmission

Project	State Venue	Total of Investment – R$ million	Extension of lines - KM	Beginning operation	End of concession
SE Xanxerê - Ampliação G – 230 kV	SC	15.4		anticipated 18/09/2010	07/07/2015
SE Siderópolis - Ampliação J – 230/69 kV	SC	6.8		anticipated 30/09/2011	07/07/2015
SE Joinville - Ampliação J – 230 kV	SC	5.4		anticipated 26/09/2011	07/07/2015
SE Xanxerê - Ampliação I – 230/138 kV	SC	14.5		anticipated 26/09/2011	07/07/2015
SE Dourados - Ampliação F – 230/138 kV	MS	3.1		anticipated 26/11/2011	07/07/2015
LT Itajaí Fazenda – Florianópolis – 138 kV	SC	6.8	3.6	anticipated 26/05/2011	07/07/2015
SE Canoinhas - Ampliação E - 230/138 kV 150 MVA	SC	13.0	3.6	anticipated 26/09/2011	07/07/2015
SE Biguaçu – Ampliação “D”525/230kV- 672MVA	SC	29.6		anticipated 19/02/2012	03/03/2035

Loans and Financing – R$ million

Creditor	Balance on 06/30/10	Due date	Currency
Eletrobras	728	December/2038	Real
BB - BNDES	679	January/2028	Real

Contract obligations on 06/30/10 – R$ million

Loans and Financing	2010	2011	2012	2013	2014	2015	After 2015
	89	51	117	109	104	104	833

Partnerships

Transmission

SPC/ Consortium	Object	Partic, %	Enterprise Value R$ million	Partnership		In operation
				Partners	%	Yes	No
Ártemis	TL (S. Santiago (PR)-Ivaporã-Cascavel (PR)) - 525 kV with 476 km	49.0	310	Cymi Holding S/A	51.0	X

Etau	TL (Campos Novos (SC) – Barra Grande (SC) – Lagoa Vermelha (RS) – Santa Marta (RS)) - 230 kV with 174 km	27.4	116	Transmissora Aliança	52.6	X
				CEEE	10.0	X
				DME Energética	10.0	X

Uirapuru	TL (Ivaiporã (PR) – Londrina (PR)) – 525 kV with 122 km	49.0	107	Cymi Holding S/A	51.0	X
RS Energia	TL (Campos Novos (SC) – Nova Santa Rita (RS)) – 525 kV with 260 km	100.0	252
						X
Norte Brasil	TL Coletora Porto Velho (RO) – Araraquara 2 (SP), CC, + 600 kV with 2.375 km	24.5	1,787.7	Eletronorte	24.5		X
				Abengoa Brasil	25.5
				Andrade Gutierrez	25.5
Estação	Estação Retificadora n. 1 CA/CC 500/+ 600kV – 3.150 MW	24.5	1,428.5	Eletronorte	24.5		X
				Abengoa Brasil	25.5
				Andrade Gutierrez	25.5
Porto Velho	TL ColectedPorto Velho – Porto Velho (RO) com 17,3 km. Substation Colected Porto Velho 500/230 kV. Two Converted stations CA/CC/CA Back to Back - 400 MW.	24.5	517.7	Eletronorte	24.5		X
				Abengoa Brasil	25.5
				Andrade Gutierrez	25.5

Generation

SPC/ Consortium	Object	Instaled Capacity	Guaranteed Energy MW	Partic, %	Project Value R$ million	Partnership		Beginning operation	Beginning construction	End concession
						Partners	%
ESBR Participações S/A	UHE JIRAU	3,300 MW	1,975.3 MW	20.0	10,000	SUEZ CHESF Camargo Corrêa	50.1 20.0 9.9	2013(1)	2009	2043
Consórcio Energético Cruzeiro do Sul	UHE Mauá	362 MW	197.7MW	49.0	1,215	COPEL	51.0	2011	2008	2042
Eólica Cerro Chato I S/A	Parque Eólico Coxilha Negra V	30 MW	11 MW	30.0	130	Wobben	10.0	2012(2)	2010	2045
Eólica Cerro Chato II S/A	Parque Eólico Coxilha Negra VI	30 MW	11 MW	30.0	130	Wobben	10.0	2012(2)	2010	2045
Eólica Cerro Chato III S/A	Parque Eólico Coxilha Negra VII	30 MW	11 MW	30.0	130	Wobben	10.0	2012(2)	2010	2045

(1) Anticipated for 2012.

(2) Anticipated for 2011.

Number of employees – 06/30/10

Composition of employees by tenure (years)

Up to 5	6 to10	11 to 15	16 to20	21 to25	over 25	Total
461	281	83	3	450	345	1,623

Department	Number of employees
Field	851
Investment	167
Administrative	605

Complementary work force – 06/30/10

Other (*)
07

(*) Employees from other companies of the Eletrobras System

Marketletter – June 2010

Balance Sheet for the period ended on June 30

(R$ thousand)

Assets	2010	2009
Current Assets
Cash and banks	5,966	9,892
Open-market applications	86,129	12,637
Concessionaires	26,961	22,796
Taxes to recover	7,655	7,175
Acquisition of fuel to be recovered - Energetic development account - CDE	9,674	8,392
(-) Provision for credits of questionable liquidation	(183)	(183)
Stored materials	45,564	34,264
Expenses paid in advance	222	223
Other credits	2,344	1,810
	184,332	97,006
Non-Current Assets
Taxes to recover	3,249	3,744
Deposits linked to legal suits	5,642	5,677
	8,891	9,421
Property, plant and equipment
In service-net	216,373	177,742
In course	1,111,901	799,905
	1,328,274	977,647
Intangibles
In service – net	2,147	3,540
In course - net	165	-
	2,312	3,540
	1,330,586	981,187
Total Assets	1,523,809	1,087,614

(R$ thousand)

Liabilities and Stockholders’ Equity	2010	2009
Current Liabilities
Suppliers	136,372	70,661
Payment-roll	3,508	3,102
Taxes and social contributions	11,387	6,914
Loans and financing	67,186	8,833
Consumer charges to be collected	1,522	2,460
Estimated obligations	5,265	4,570
Provision for early retirement	597	879
Provision for contingencies	11,004	8,912
Provision for research and development	3,993	2,867
Others	881	597
	241,715	109,795
Non-Current Liabilities
Debt charges	-	15,545
Loans and financing	791,977	664,481
Provision for early retirement	627	1,018
Early retirement plan	-	603
	792,604	681,647

Stockholders’ Equity
Social Capital	868,721	868,721
Capital Reserves	4,436	4,436
Resources for capital increase	218,850	-
Accrued losses	(602,426)	(576,894)
Shares held in treasury	(91)	(91)
	489,490	296,172
Total Liabilities and Stockholders’ Equity	1,523,809	1,087,614

Statement of Income for the period ended on June 30

(R$ thousand)

Gross Operating Revenue	2010	2009
Supply of electric energy	118,922	103,053
Other operating revenues	24	10
	118,946	103,063
Deductions to Operating Revenue
Consumer charges	(4,030)	(4,096)
Tax and social contribution	(9,298)	(7,075)
	(13,328)	(11,171)
Net Operating Revenue	105,618	91,892
Operating cost
Personnel	(29,347)	(30,305)
Material	(4,021)	(6,809)
Third party services	(13,770)	(14,700)
Raw material for production of electric energy	(48,740)	(48,857)
(-) Expense recuperation – fuel subvention	47,358	47,510
Electric energy purchased for resale	(84,597)	(64,304)
Charges on the use of electric grid	(12,135)	(4,960)
Depreciation and amortization	(19,550)	(22,254)
Other expenses	(574)	(719)
	(165,376)	(145,398)
Other revenues	398	481
Other expenses	(88)	(48)
Other revenues and expenses	310	433
Financing revenues
Income from financial investments	861	1,026
Monetary variation	-	2
Interest and penalties	293	544
Others	230	-
	1,384	1,572
Financing expenses
Debt charges	(180)	(2,170)
Other financial expenses	(203)	(163)
	(383)	(2,333)
Financing result	1,001	(761)
Operating result	(58,447)	(53,834)
Loss for the period	(58,447)	(53,834)
Loss per 1,000 shares	(51.86)	(47.77)

Cash Flow for the period ended on June 30

(R$ thousand)

	2010	2009
Operating Activities
Net income (loss) for the period	(58,447)	(53,834)
Depreciation and amortization	19,733	22,178
Intangible amortization	-	697
Cost of discharge of permanent assets	244	33
Open-market revenues	(861)	(1,026)
Monetary variation and interest - expenses	28,208	16
	47,324	21,910
Variations:
(Increase) / decrease in open-market	(75,253)	24,562
(Increase) / decrease in receivables	(2,700)	392
(Increase) / decrease in stored equipment	976	848
(Increase) / decrease in refundable taxes	(575)	2,225
(Increase) / decrease in law suit deposits	(275)	284
(Increase) / decrease in other assets	(6,280)	(3,621)
(Increase) / decrease in suppliers	48,639	(16,210)
(Increase) / decrease in wages and social contributions	(746)	(1,048)
(Increase) / decrease in payable taxes	848	(668)
(Increase) / decrease in other liabilities	(4,569)	(3,419)
(Increase) / decrease in provisions for contingencies	(2,224)	(1,137)
(Increase) / decrease in actuarial liabilities	(314)	(2,051)
	(42,473)	157
Operating activities – net cash	(53,596)	(31,767)
Investment Activities
Acquisition of property, plant and equipment asset	(194,225)	(75,233)
Acquisition of intangible asset	(28)	(12)
Investment Activities – net cash	(194,253)	(75,245)
Financing activities
Resourse for cpital increase	180,000	-
Incoming loans	80,226	114,721
Loans and financing - amortization	(30,971)	-
Financing activities- net cash	229,255	114,721
	(18,594)	7,709
Initial cash balance (Availabilities and financial applications)	5,966	9,892
Final cash balance (Availabilities and financial applications)	24,560	2,183
	(18,594)	7,709

 R$ million

EBITDA		EBITDA Margin
2010	2009	2010	2009
(40.2)	(31.3)	(38.1%)	(34.0%)

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - MW	Energy generated - MWh		Beginning operation	End concession
			2nd qrt/10	1st sem/10
P. Médici (Candiota)	446	251.500	248,384.566	448,589.126	01/1974	07/07/2015
S. Jerônimo (Candiota)	20	12.600	7,273.228	19,482.112	04/1953	07/07/2015
Nutepa (Candiota)	24	6.100	-	-	02/1968	07/07/2015

Electric energy purchased for resale

	2nd qrt/10		1st sem/10
	R$ million	MWh	R$ million	MWh
Eletrobras System	44	726,538.000	76	1,392,518.000
Other	8	185,492.407	14	464,752.485
Total	52	912,030.407	90	1,857,270.485

Energy sold

Type of sale	2nd qrt/10		1st sem/10
	R$ million	MWh	R$ million	MWh
Through auction and initial contracts	64	1,094,093.218	118	1,981,870.439

Fuel for production of electric energy

		2nd qrt/10		1st sem/10
Type	Metric unit	Quantity	R$ million	Quantity	R$ million
Coal	Ton	326,643.818	19,044,646.690	615,498.965	34,443,035.510
Fuel Oil	Kg	6,060,160.000	6,490,703.890	13,498,840.000	14,102,089.280
Diesel	L	27,989.000	46,344.470	117,209.000	194,367.43

TOTAL

		6,414,792.818	25,581,695.050	14,231,547.965	48,739,492.220

Losses in generation – %

2nd qrt/10	1st sem/10
4.21	4.28

Average tariff – R$/MWh

2nd qrt/10	1st sem/10
59.32	60.09

Main investments - R$ million

Project	2nd qrt/10	1st sem/10
Generation	88	191
Maintenance of electric energy generation system	4	5

Installation of Thermal Power Unit  Candiota III

	73	162

Adjustment for overhauling Presidente Médici Thermal Unit

	11	24

New Investiment Generation
Project	State Venue	Total of Investment – R$ million	Install Capacity MW	Assured Energy MW	Beginning operation	End of concession
Candiota III (Fase C)	RS	1,027	350	303.5	20/9/2010	2024

Loans and financing – R$ million

Creditor	03/31/2010	Due data	Currency
ECR 280/06 281M	275	12/20/2021	USD
ECR 280/06 149M	138	12/20/2016	USD
ECR 280/07 A	62	12/20/2021	R$
ECF 2796/2009	50	11/20/2016	R$
ECF 2763/2009	4	11/20/2011	R$

Contract obligations on 06/30/10 – R$ million

Loans and Financing	2010	2011	2012	2013	2014	2015	After 2015
	32	71	78	78	78	99	425

Energy Purchase Agreement	2010	2011	2012	2013	2014	2015	2015 - 2024
R$ million	356	658	667	615	646	6692	356

Number of employees – on 06/30/10

Employees	Directors	Attachés
641	03	10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over25	Total
203	69	31	02	275	61	641

Department	Number of employees
Field	508
Administrative	133

Complementary work force – on 06/30/10

Contracted	Quantity
Drivers	14
Security Services	138
Janitorial and receptionist services	66
Total	218

Marketletter – June 2010	Distribution Companies

The table below represents the main indices of the distribution companies in the first semester of 2010:

                                                                                                                                                 R$ million

	Net Operating		Result of		Income/ Loss for		EBITDA		EBITDA
Company	Revenue		Service		the period				Margin
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Amazonas Energia	545.9	491.0	(156.2)	491.0	(143.2)	(446.3)	(100.2)	(332.11)	(18.4%)	(67.6%)
Distribuição Acre	90.4	93.2	(3.8)	10.4	(6.8)	4.1	0.4	16.94	0.5%	18.2%
Distribuição Alagoas	305.9	336.3	(35.7)	45.8	(25.2)	19.4	(23)	61.23	(7.6%)	18.2%
Distribuição Piauí	304.5	279.6	45.1	38.5	23.3	(2.2)	45.1	38.48	14.8%	13.8%
Distribuição Rondônia	240.7	271.9	(21.5)	(7.4)	(10.8)	(19.3)	(9.8)	3.16	(4.1%)	1.2%
Distribuição Roraima	60.2	68.0	(7.2)	(18.9)	(15.1)	(17.5)	(4.5)	(16.78)	(7.6%)	(24.7%)

	Current Ratio		Total Liquidity Ratio (1)		Total Debt Ratio (2)		Debt Equity Ratio		Net Profit Margin (3)		Return on Equity		Ebitda / Share
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Amazonas Energia	1.11517	0.63956	1.11791	0.58384	0.53965	0.92198	1.17227	11.81654	(0.26234)	(0.90908)	(0.05937)	(1.45076)	(0.05726)	(0.13945)
Distribuição Acre	0.91224	1.48339	0.40703	0.92609	0.76971	0.57958	3.34236	1.37856	(0.07562)	0.04401	(0.06936)	0.04670	0.00001	0.00032
Distribuição Alagoas	1.16364	1.61297	0.87345	0.55420	0.62639	0.82362	1.67657	4.66956	(0.08246)	0.05780	(0.08006)	0.13179	(0.06586)	0.17330
Distribuição Piauí	1.59287	1.14448	0.56611	0.39574	0.99651	1.37845	285.63122	(3.64239)	0.07637	(0.00790)	8.26991	0.00884	0.00172	0.00147
Distribuição Rondônia	1.35053	0.90618	0.84002	0.46754	0.70172	1.19285	2.35253	(6.18539)	(0.045033)	(0.07117)	(0.03860)	0.17480	(0.00002)	0.00000
Distribuição Roraima	0.40547	0.60924	0.55340	0.58600	0.98199	0.82594	54.52978	4.74517	(0.25132)	(0.25655)	(2.93249)	(0.39903)	(0.01687)	(0.06230)

(1) (Current Assets + Long-term assets) / (Current liabilities + Non-current liabilities)

(2) (Current liabilities + Non-current liabilities) / Total assets

(3) Net income / Net operational revenues

Marketletter – June 2010

Balance Sheet for the period ended on June 30

(R$ thousand)

Assets	2010	2009 (reclassified)
Current Assets
Cash and banks	133,494	78,894
Consumers and concessionaires	442,878	500,331
Provision for credits of questionable liquidation	(177,396)	(179,848)
Debtors	30,824	38,881
Taxes and social contributions to compensate	12,849	6,097
Stored materials	122,935	75,593
Regulatory assets	309,158	313,792
Refunding of fuel	814,098	-
Other credits	965	10,742
	1,689,805	844,482
Non-Current Assets
Associated, Subsidiaries, Holding co,	18	404
Taxes and social contributions to compensate	1,378,527	1,224,880
Deposits linked to legal suits	40,289	42,016
Debtors	7,497	10,662
Regulatory taxes	35,890	-
Other credits	9,070	-
	1,471,291	1,277,962
Investment	7,670	7,670
Property, plant and equipment	2,052,146	1,800,968
Intangible	18,911	11,901
	3,550,018	3,098,501
Total Assets	5,239,823	3,942,983

Liabilities and Stockholders’ Equity	2010	2009 (reclassified)
Current Liabilities
Suppliers	1,241,172	840,988
Payment-roll	3,820	5,823
Debt charges	-	655
Loans and Financing	40,922	256,273
Regulatory taxes	6,252	5,011
Taxes and social contributions	56,352	55,111
Estimated obligations	22,665	34,651
Regulatory liabilities	54,430	15,431
Installments	71,191	68,635
Other payable accounts	18,481	37,833
	1,515,285	1,320,411
Non-Current Liabilities
Loans and financing	366,924	1,190,031
Provisions for Contingencies	102,365	129,000
Fuel consumption account – CCC	702,860	804,189
Taxes and social contributions	-	1,920
Installments	116,822	174,360
Others	23,424	15,424
	1,312,395	2,314,924
Stockholders’ Equity
Social Capital	2,381,558	2,381,558
Accumulated losses	(1,918,774)	(2,073,910)
	462,784	307,648
Resources for capital increase	1,949,359	-
	2,412,143	307,648
Total Liabilities and Stockholders’ Equity	5,239,823	3,942,983

Statement of Income for the period ended on June 30

(R$ thousand)

	2010	2009
Operating Revenue
Supply of electric energy	304,322	384,792
Gross supply of electric energy	364,084	236,402
Revenue of use of electric energy	124,977	98,929
Other operating revenues	4,694	5,974
	798,077	726,097
Deductions to Operating Revenue
Charge fuel comsuption account - CCC	(22,398)	(9,773)
Global Reversion Reserve	(18,185)	(16,406)
Charge Research and Development and Energetic Efficiency Project	(3,621)	(4,883)
Tax and social contributions	(207,981)	(204,074)
	(252,185)	(235,136)
Net operating revenue	545,892	490,961
Operating expense
Personnel	(126,581)	(122,571)
Material	(18,104)	(13,569)
Third party services	(109,382)	(76,409)
Fuel for production of electric energy	(1,080,547)	(690,481)
Expense recovery – Fuel purchased	882,659	449,985
Expense recovery – Fuel purchased – Isol – Law 12,111/09	233,350	-
Financial compensation for use of hydro resources	(2,020)	(3,663)
Electric energy purchased for resale	(242,562)	(255,402)
Depreciation and amortization	(55,993)	(58,069)
Provision/operacional provision reversion	88,279	(30,927)
Rentals	(62,697)	(64,424)
Others	(208,532)	(15,605)
	(702,130)	(881,135)
Result of Service	(156,238)	(390,174)
Financial Revenue (Expense)
Arrears on energy sold	14,549	12,369
Monetary variation – asset	-	1,922
Monetary variation – liability	(12)	(21)
Debt charges	(15,689)	(72,707)
Others	13,232	2,122
	12,080	(56,315)
Other revenues (expenses)	948	167
Operating Result	(143,210)	(446,322)
Loss before income tax and social contribution	(143,210)	(446,322)
Loss for the period	(143,210)	(446,322)
Loss per share – R$	(0.08)	(0.25)

  R$ million

EBITDA		EBITDA Margin
2010	2009	2010	2009
(100.2)	(332.1)	(18.4%)	(67.6%)

Market Data

Energy generated

Plant	Installed Capacity - MVA	Energy generated – MWh		Beginning operation	End concession
		2nd qrt/10	1st sem/10
PARINTINS	25.1	22,226.5	43,471	23/12/1965	Undefined
ITACOATIARA	37.5	23,342.3	48,590	03/09/1966	Undefined
MANACAPURU	25.3	24,246.5	47,594	28/01/1967	Undefined
BARREIRINHA	3.7	2,087.8	4,160	13/06/1967	Undefined
COARI	26.1	15,705.4	31,201	29/09/1967	Undefined
MAUÉS	12.8	7,550.2	15,105	13/12/1967	Undefined
HUMAITÁ	13.1	9,733.0	18,572	22/07/2968	Undefined
URUCARÁ	5.5	2,729.7	5,384	17/06/1968	Undefined
BENJAMIN CONSTANT	7.3	4,072.3	8,111	25/08/1968	Undefined
TEFÉ	20.8	14,152.6	28,365	30/08/1968	Undefined
MANICORÉ	6.5	5,046.6	9,814	15/05/1969	Undefined
AUTAZES	6.5	4,371.5	8,387	20/06/1969	Undefined
CODAJÁS	7.5	3,692.8	7,283	19/09/1969	Undefined
EIRUNEPÉ	10.0	4,448.0	8,787	26/09/1969	Undefined
NOVA OLINDA DO NORTE	5.9	3,949.1	7,696	15/10/1969	Undefined
ATALAIA DO NORTE	1.5	1,148.9	2,304	04/03/1970	Undefined
BARCELOS	4.8	3,014.9	6,233	21/07/1970	Undefined
LÁBREA	6.9	5,312.4	10,266	17/08/1970	Undefined
SÃO PAULO DE OLIVENÇA	3.7	2,003.5	3,989	05/01/1971	Undefined
SANTO ANTÔNIO DO IÇÁ	3.1	2,426.4	4,815	06/01/1971	Undefined
CARAUARI	7.0	3,934.2	7,721	07/01/1971	Undefined
FONTE BOA	4.4	3,032.1	6,162	07/01/1971	Undefined
BOCA DO ACRE	11.1	5,545.7	10,902	22/02/1971	Undefined
SÃO GABRIEL DA CACHOEIRA	10.8	6,276.2	12,824	11/03/1971	Undefined
ITAPIRANGA	3.1	1,788.1	3,453	12/10/1971	Undefined
ANORI	4.3	2,378.5	4,446	13/10/1971	Undefined
SILVES	2.6	1,023.4	2,008	13/10/1971	Undefined
AUGUSTO MONTENEGRO	0.4	102.2	209	13/10/1971	Undefined
NHAMUNDÁ	2.5	1,928.2	3,728	06/11/1971	Undefined
TABATINGA	15.2	11,602.3	23,050	06/11/1971	Undefined
NOVO ARIPUANÃ	5.3	3,290.5	6,354	01/06/1972	Undefined
BORBA	7.0	3,752.6	7,342	01/05/1972	Undefined
SANTA ISABEL DO RIO NEGRO	3.0	1,418.9	2,838	26/10/1972	Undefined
JUTAÍ	3.2	2,201.9	4,354	01/05/1972	Undefined
NOVO AIRÃO	4.0	2,411.6	4,833	08/07/1973	Undefined
IPIXUNA	2.7	1,203.6	2,344	25/07/1973	Undefined
ENVIRA	3.9	1,840.6	3,667	31/08/1973	Undefined
CUCUÍ	0.6	170.2	345	15/10/1973	Undefined
JAPURÁ	0.2	69.5	138	25/10/1973	Undefined
MARAÃ	2.3	1,335.4	2,687	25/10/1973	Undefined
JURUÁ	2.8	964.9	1,887	23/10/1973	Undefined
TAPAUÁ	3.8	2,486.9	4,820	15/12/1973	Undefined
CANUTAMA	2.9	1,283.8	2,526	18/12/1973	Undefined
PAUINI	2.4	1,431.2	2,786	09/09/1974	Undefined
CAREIRO	2.1	1,820.8	3,577	11/09/1974	Undefined
AMATURÁ	1.8	925.1	1,824	04/11/1974	Undefined
ESTIRÃO DO EQUADOR	0.4	135.8	260	20/12/1974	Undefined
PALMEIRAS	0.4	113.6	216	23/12/1974	Undefined
IPIRANGA	0.4	128.1	251	01/01/1975	Undefined
VILA BITTENCOURT	0.4	170.4	338	24/12/1975	Undefined
IAUARETÊ	1.0	422.0	725	01/04/1975	Undefined
SÃO SEBASTIÃO DO UATUMÃ	3.3	1,279.8	2,696	01/04/1975	Undefined
TONANTINS	2.4	1,619.0	3,213	01/04/1975	Undefined
ALVARÃES	2.2	1,394.1	2,791	05/05/1975	Undefined
BERURI	3.0	1,751.5	3,635	24/12/1975	Undefined
CAAPIRANGA	1.8	1,083.7	2,143	20/01/1975	Undefined
UARINI	2.1	1,286.9	2,556	04/02/1976	Undefined
URUCURITUBA	3.3	1,547.2	3,019	20/01/1975	Undefined
PEDRAS	0.6	234.3	452	15/08/12976	Undefined
ANAMÃ	1.7	1,002.9	1,983	01/01/1976	Undefined
ITAMARATI	2.2	836.0	1,596	20/02/1976	Undefined
CASTANHO	13.7	8,081.8	15,491	20/12/1979	Undefined
RIO PRETO DA EVA	4.8	5,771.7	11,308	10/06/2004	Undefined
LIMOEIRO	2.1	803.2	1,607	12/11/1982	Undefined
BOA VISTA DO RAMOS	3.0	1,793.8	3,494	11/03/1986	Undefined
MANAQUIRI	1.8	1,754.5	3,417	19/06/1984	Undefined
CAVIANA	0.4	234.4	420	14/07/1986	Undefined
CAMPINAS	0.4	138.8	263	15/07/1986	Undefined
CAIAMBÉ	0.5	228.4	500	02/08/1976	Undefined
MURITUBA	0.2	72.1	136	04/08/1986	Undefined
APUÍ	5.4	3,342.6	6,458	25/09/1986	Undefined
MOCAMBO	0.9	261.9	525	06/03/1’987	Undefined
BELÉM DO SOLIMÕES	0.8	264.3	547	12/03/1987	Undefined
ITAPEAÇÚ	0.9	274.2	541	06/03/1987	Undefined
CABORÍ	0.8	267.5	516	02/09/1992	Undefined
CAMETÁ	0.6	265.7	510	28/09/1992	Undefined
SACAMBÚ	0.4	182.3	332	23/12/1992	Undefined
NOVO REMANSO	1.7	1,763.3	3,448	16/08/1998	Undefined
TUIUÉ	0.7	196.5	359	05/09/1998	Undefined
JACARÉ	0.4	192.4	391	23/08/1998	Undefined
NOVO CÉU	0.9	678.5	1,254	26/08/1998	Undefined
ZÉ AÇÚ	0.2	86.3	168	24/09/1998	Undefined
VILA AMAZÔNIA	0.7	309.9	587	24/09/1998	Undefined
AXINIM	0.4	158.0	390	01/10/1998	Undefined
VILA URUCURITUBA	0.4	119.4	243	15/05/1999	Undefined
ARARA	0.2	122.3	242	14/04/2000	Undefined
FEIJOAL	0.7	171.8	372	18/02/2000	Undefined
LINDOIA	0.5	511.4	1,014	01/07/2000	Undefined
MOURA	0.7	107.4	223	14/04/2004	Undefined
BETÂNIA	0.2	173.0	294	17/07/2006	Undefined
VILA DE MATUPÍ	0.9	846.8	1,574	10/08/2006	Undefined
SANTA RITA WELL	0.9	269.9	529	26/11/2006	Undefined
PARAUÁ	0.3	177.3	321	13/09/2003	Undefined
SANTANA	0.2	76.8	77	27/07/2005	Undefined
SUCUNDURI	0.5	74.4	74	09/10/2006	Undefined
BELO MONTE	0.1	48.7	49	09/10/2006	Undefined
VILA DE ALTEROSA	0.1	60.8	61	09/10/2006	Undefined
AUXILIADORA	0.3	62.1	62	09/10/2006	Undefined
UHE Balbina	250	186,125	403,399	01/1989	01/03/2027
UTE Aparecida	198	151,262	339,976	02/1984	Undefined
UTE Mauá	452.8	518,914	1,027,808	04/1973	Undefined
UTE Electron(*)	120	81,610	154,257	06/2005	Undefined
UT CO**	17.6	6,457	12,902	13/08/2008	Undefined
UT AS**	41.6	20,430	40,729	11/2/2008	Undefined
UT FO**	90.6	154,562	217,393	16/08/2008	Undefined
Total	1,586.5	1,387,788	2,727,087

* Unit belongs to Eletrobras Eletronorte,

Electric energy purchased for resale

	2nd qrt/10	1st sem/10
MWh	647,875	1,297,254
R$ million	122.6	242.6

Energy sold

	2nd qrt/10		1st sem/10
Distribution	R$ million	MWh	R$ million	MWh
Residencial	114.3	522,392	224.3	622,522
Industrial	123.8	668,414	236.8	794,055
Commercial	91.2	380,376	176.2	450,587
Rural	2.5	17,648	4.5	21,083
Public authority	43.3	174,281	79.3	205,519
Public Ilumination	5.3	48,427	11.3	58,022
Public Service	13.0	82,168	25.0	97,293
Total	393.4	1,893,706	757.4	2,249,081

Fuel for production of electric energy

		2° tri/10		1st sem/10
Type	Metric unit	Quantity	R$ million	Quantity	R$ million
Óil	liter	385,655	556.5	836,071	1,080.5

Losses  - %

2nd qrt/10		1st qrt/10
Technical	Technical	Técnica	Comercial
2.00	38.10	2.15	40.20

Extension of transmission line – 06/30/10

Item	Line	Tension level Kv	Extension Km	Date of energization
1	MNSJ-LT4-01	69.0	7.337	4-fev-01
2	MNMU-LT4-01	69.0	11.932	13-out-91
3	MNDI-LT4-01	69.0	4.684	13-out-91
4	MNDI-LT4-02	69.0	4.684	11-nov-06
5	MNVO-LT4-01	69.0	1.160	13-out-91
6	MNVO-LT4-02	69.0	1.160	13-out-91
7	MNCC-LT4-01	69.0	5.796	26-jul-92
8	MNSG-LT4-01	69.0	6.418	28-set-97
9	MNSG-LT4-02	69.0	7.230	12-out-97
10	MNFL-LT4-01	69.0	4.438	11-fev-89
11	MNFL-LT4-02	69.0	4.494	18-nov-01
12	MNFL-LT4-03	69.0	4.842	2-dez-07
13	MNCD-LT4-01	69.0	7.463	1-jan-96
14	MNSO-LT4-01	69.0	9.516	19-mar-05
15	FLRE-LT04-01	69.0	1.466	30-nov-08
16	REPN-LT04-01	69.0	4.515	30-nov-08
17	FLPN-LT4-01	69.0	5.993	2-dez-07
18	ADPN-LT4-01	69.0	8.663	15-jul-83
19	ADSG-LT4-01	69.0	3.788	2-fev-97
20	ADCC-LT4-01	69.0	3.994	23-mar-05
21	ADEP-LI4-01	69.0	0.153	23-nov-99
22	MUDI-LT4-01	69.0	7.637	30-abr-77
23	MUDI-LT4-02	69.0	5.541	12-abr-99
24	MUDD-LT4-01	69.0	4.122	29-nov-97
25	MUDD-LT4-02	69.0	4.107	7-mar-04
26	MUCC-LT4-01	69.0	9.388	6-fev-05
27	MUCD-LT4-01	69.0	17.194	20-ago-06
28	MUMG-LT4-01	69.0	0.533	22-fev-04
29	MUEP-LI4-01	69.0	0.200	7-mar-04
30	MGSJ-LT4-01	69.0	8.882	9-mar-04
31	MGCE-LI4-01	69.0	6.058	9-jul-04
32	MUMG-LT4-02	69.0	0.226	29-fev-04
33	ETMU-LT4-01	69.0	0.358	1-jan-81
34	DICE-LT4-01	69.0	2.065	17-mar-96
35	DDCC-LT4-01	69.0	7.428	29-nov-97
36	SGCC-LT4-01	69.0	4.005	2-fev-97
37	SOSV-LT4-01	69.0	5.326	19-mar-05
38	PSIB-LI4-01	69.0	18.048	17-jun-06

Item	Line	Tension level Kv	Extension Km	Date of energization
1	BACR-LT6-01	230.0	158.513	6-nov-06
2	MNCR-LT6-01	230.0	22.704	6-nov-06
3	RTFG-LI6-01	230.0	0.129	13-set-98
4	BAMN-LT6-02	230.0	180.344	9-mai-89
5	BABA-LT6-01	230.0	0.590	20-fev-89
6	BABA-LT6-02	230.0	0.635	15-mar-89
7	BABA-LT6-03	230.0	0.635	24-abr-89
8	BABA-LT6-04	230.0	0.680	13-set-89
9	BABA-LT6-05	230.0	0.680	24-jul-89

DEC- Duration of interruptions - in hours

2nd qrt/10	1st qrt/10
14.77	15.20

FEC – Frequency of interruptions – Number of outages

2nd qrt/10	1st qrt/10
12.71	14.48

TMA – Average response time – in minutes

2nd qrt/10	1st qrt/10
119.12	139.30

Average tariff – R$/MWh

2nd qrt/10	1st qrt/10
336.32	338.37

Main investments - R$ million

Project	2nd qrt/10	1st qrt/10
Distribution	58.0	99.6
Generation	26.1	55.5
Others	12.0	21.2
Total	96.1	176.3

Loans and Financing – R$ million

Creditor	06/30/10	Due date	Currency
Eletrobras	408	03/2019	REAL

Energy Purchase Agreement

	2010	2011	2012	2013	2014	2015	After 2015 (2016-2018)
R$	914,142,698.65	1,013,953,833.76	1,063,932,345.26	1,112,247,328.18	1,168,070,893.48	1,226,238,779+08	4,067,597,058.05
MWh	2,816,693.95	2,816,693.95	2,889,784.15	2,893,450.91	1,908,322.22	2,926,068.64	8,915,921.77

Contract obligations - 31/12/2010– R$ million

Loans and Financing	2011	2012	2013	2014	2015	Após 2015
	91	83	82	56	32	64

Default – more than  120 days – on 06/30/10 – R$

Class	Total
Industrial	73,314,872.43
Residencial	19,980,484.00
Commercial	22,332,770.00
Other	39,388,168.42
Total	155,016,294.85

Number of employees – 06/30/10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
889	101	271	331	422	280	2,294

Department	Number of employees
Field	1,937
Administrative	357

Complementary work force – 06/30/10

Contracted	Other
1.542	19

Marketletter – June 2010

Balance Sheet for the period ended on June 30

(R$ thousand)

Assets	2010	2009
Current Assets
Cash and banks	12,604	12,747
Consumers	86,798	72,174
Provision for credits of questionable liquidation	(40,112)	(30,423)
Stored materials	2,607	3,215
Taxes to recover	5,124	3,884
Acquisition of fuel on account of Fuel consumption account - CCC	40,045	4,335
Expenses paid in advance	8,879	7,696
Low-income social tariff	1,709	806
Other credits	8,557	9,271
	126,211	83,705
Non-Current Assets
Long-term assets
Taxes to recover	2,001	880
Legal deposits	5,597	5,656
Affiliates, controlled and holding co’s	-	21,323
Other credits	363	567
	7,961	28,426
Investments	838	838
Property, plant and equipment	289,010	93,860
Intangible	4,237	2,082
	302,046	125,206
Total Assets	428,257	208,911

(R$ thousand)

Liabilities and Stockholders’ Equity	2010	2009
Current Liabilities
Suppliers	65,493	20,112
Taxes and social contributions	7,964	6,766
Loans and financing	39,716	8,789
Estimated obligations	1,708	1,615
Regulatory Charges	1,444	438
Complementary security fund	977	-
Investments program	13,162	10,580
Provisions for contingencies	430	4,017
Other	7,459	4,111
	138,353	56,428
Non-Current Liabilities
Long-term Liabilities
Loans and financing	16,838	31,872
Fuel consumption account - CCC and Sales Taxes on Fuel	32,717	32,717
Transferred goods from Eletronorte	136,490	-
Complementary security fund	5,189	-
Other	47	63
	191,281	64,652
Stockholders’ Equity
Social Capital	64,590	64,590
Capital Reserve	4,277	4,277
Accumulated Results	(150,811)	(126,699)
	(81,944)	(57,832)
Resources for capital increase	180,567	145,663
	98,623	87,831
Total Liabilities and Stockholders’ Equity	428,257	208,911

Statement of Income for the period ended on June 30

(R$ thousand)

	2010	2009
Operating Revenue
Supply of electric energy	131,119	126,409
Other revenues	12,003	11,763
	143,122	138,172
Deductions to Operating Revenue
ICMS tax	(29,634)	(27,930)
Social contribution - COFINS	(10,930)	(10,736)
Social contribution - PASEP-PIS	(2,417)	(2,331)
Global Reversion Reserve	(2,974)	(824)
Energetic Efficiency Project - PEE	(490)	(453)
Fuel consumption account - CCC	(2,897)	(2,240)
Research and Development	(427)	(453)
	(52,675)	(44,967)
Net Operating Revenue	90,447	93,205
Cost of electric energy service
Cost with energy
Electric energy purchased for resale	(52,587)	(44,638)
Cost of operation
Personnel	(1,961)	(1,582)
Material	(103)	(95)
Third party services	(5,885)	(5,681)
Raw material for production of electric energy	(43,293)	(41,176)
Recovery of expenses – raw material consumed under Fuel consumption account - CCC/ Energetic development account - CDE	38,238	36,450
Depreciation/Amortization	(4,270)	(6,491)
Credit losses of ICMS	(997)	(1,243)
Others	431	(226)
	(70,427)	(64,682)
Gross Operating Income	20,020	28,523
Operating Expenses
Expenses with sales	(15,306)	(12,295)
Administrative and general expenses	(8,558)	(5,778)
Other		(4)
	(23,864)	(18,077)
Result of Service	(3,844)	10,446
Financial Result
Financial revenues	657	712
Financial expenses	(2,415)	(5,168)
Result before income tax and social contribution	(5,602)	5,990
Income tax and social contribution provision		(1,888)
Result before participation	(5,602)	4,102
Employees	(1,238)
Net income (loss) for the period	(6,840)	4,102
Net income (loss) per shares	(0.13)	0.08

    R$ million

EBITDA		EBITDA Margin
2010	2009	2010	2009
0.4	16.94	0.5%	18.2%

Market Data

Electric energy purchased for resale

	2nd qrt/10	1st sem/10
MWh Eletrobras System Other	226,628 168,572 58,056	447,445 334,422 113,023
R$ milhões	25	52
Eletrobras System	19	41
Other	6	11

Energy sold

	2nd qrt/10		1st sem/10
Distribution	R$ million	MWh	R$ million	MWh
State utilities	17	36,526	16	71,453
Industrial	8	8,994	4	16,770
Residential	48	75,631	26	148,390
Commercial	34	35,373	16	69,122
Other	36	12,959	9	25,493
Total	143	169,483	71	331,228

Fuel for production of electric energy

		2nd qrt/10		1st sem/10
Type	Metric unit	Quantity	R$ million	Quantity	R$ million
DIESEL	L	8,978,744	21	17,711,041	43

Losses  - %

2nd qrt/10		1st sem/10
Technical	Commercial	Technical	Commercial
11.86	13.36	11.86	14.11

DEC- Duration of interruptions - in hours

2nd qrt/10	1st sem/10
8.05	21.63

FEC – Frequency of interruptions – Number of outages

2nd qrt/10	1st sem/10
10.55	23.24

TMA – Average response time – in minutes

2nd qrt/10	1st sem/10
274.79	439.68

Extension of distribution lines (km)

Tension

AT+BT urban	AT+BT rural
1,808.74	12,644.96

Average tariff – R$/MWh

2nd qrt/10	1st sem/10
316.71	319.13

Main investments - R$ million

Project	2nd qrt/10	1st sem/10
Distribution	13	25
Installation of urban distribution system	1	2
Luz para todos (Light for All)	11	21
Maintenance of energy distribution system	1	2
Maintenance of isolated system		0
Other	38	75
Maintenance of assets and property	3	6
Maintenance of vehicles and machinery	1	1
Maintenance of info assets	4	7
Total	59	114

Loans and Financing – R$ million

Creditor	Balance on 06/30/10	Due date	Currency
Eletrobras	56	As of 2010	R$

Loans and	2010	2011	2012	2013	2014	2015	After 2014
Financing	12	10	9	8	7	5	5

Energy Purchase Agreement	2010	2011	2012	2013	2014	2015	After 2015
MWh	917,745	983,192	1,049,375	1,118,178	1,184,898	1,220,898	6,364,491
R$ million	114.40	114.45	122.16	130.17	137.93	140.91	524.48

Default – more than  120 days – on 06/30/10

Class	R$ million
Industrial	1
Residential	8
Commercial	3
Other	34
Total	42

Number of employees – 06/30/10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	Over 25	Total
96	6	0	0	69	93	264

Department	Number of employees
Field	112
Administrative	152

Complementary work force – 06/30/10

Contracted	Other (*)
2	3

(*) Employees from others companies of the Eletrobras System

Marketletter – June 2010

Balance Sheet for the period ended on June, 30

(R$ thousand)

	2010	2009
Assets
Current Assets

Cash and banks	15,793	31,229
Consumers and concessionaires	401,721	388,562
Program for reduction of electric energy consumption	4,466	4,498
Tariff charges	903	970
Free energy	7,101	8,986
Debtors	11,424	5,992
Taxes and social contributions to compensate	4,293	9,689
Social tariff for low-income consumers	18,071	10,728
(-) Provision for credits of questionable liquidation	(231,067)	(140,606)
Stored materials	7,819	3,969
Other credits	20,564	10,347
Regulatory assets	33,582	43,128
	294,670	377,492
Non-Current Assets
Consumers	122,189	112,432
Taxes and social contributions to compensate	3,013	3,025
(-) Provision for credits of questionable liquidation	(11,196)	(3,405)
Collaterals and tied deposits	1,849	9,883
Deposits linked to litogations	34,206	25,914
Others	12,341	8,356
Regulatory assets	4,257	8,017
	166,659	164,222
Investments	168	168
Property, plant and equipment - net	375,520	293,970
Intangible	6,179	414
	548,526	458,774
Total Assets	843,196	836,266

(R$ thousand)

Liabilities	2010	2009
Current Liabilities

Suppliers	47,964	44,852
Program for the reduction of electric energy consumption	2,410	2,414
Tariff charges	548	624
Payment-roll	5,024	4,466
Taxes and social contributions	27,474	70,858
Loans and financing	65,816	53,982
Employees benefits	18,853	-
Regulatory liabilities	13,026	16,399
Provision for vacations and social charges	9,500	10,129
Regulatory taxes	4,303	2,763
Program for energy efficiency	23,689	6,518
Others	34,624	21,030
	253,231	234,035
Non-Current Liabilities

Taxes and social contributions	14,228	17,865
Loans and financing	154,602	361,940
Provision for contingencies	79,850	31,871
Program for the reduction of electric energy consumption	6,996	22,610
Other obligations	19,261	20,444
	274,937	454,730
Stockholders’ Equity

Social Capital	218,393	218,393
Accrued losses	(432,136)	(310,461)
	(213,743)	(92,068)
Resources for capital increase	528,771	239,569
Net Liabilities (Uncovered liability) plus Resources for capital increase	315,028	147,501
Total Liabilities	843,196	836,266

Statement of Income for the period ended on June, 30

(R$ thousand)

	2010	2009
Operating Revenue
Supply and gross supply of electric energy	322,101	357,674
Social tariff for low-income consumers	27,135	32,332
Electric grid availability revenue	81,190	79,484
Other revenues	3,842	2,614
	434,268	472,104
Deductions to Operating Revenue
ICMS tax on sale of electric energy	(83,817)	(91,346)
Social contribution - COFINS	(21,470)	(23,286)
Social contribution - PASEP	(4,726)	(5,056)
Global Reversion Reserve	(2,322)	(2,163)
Consumer charge - Energetic Efficiency Project - PEE	(1,520)	(1,676)
Consumer charge - Energetic development account - CDE	(2,634)	(2,131)
Consumer charge - Fuel consumption account - CCC	(10,346)	(8,436)
Consumer charge –Research and Development	(1,520)	(1,669)
Others	(62)	(41)
	(128,417)	(135,804)
Net Operating Revenue	305,851	336,300
Cost of electric energy service
Cost with energy
Electric energy purchased for resale	(158,772)	(136,582)
Charge on the use of transmission grid	(24,305)	(22,881)
	(183,077)	(159,463)
Cost of operation
Personnel	(50,674)	(37,288)
Material	(857)	(2,353)
Third party services	(13,882)	(10,396)
Depreciation and amortization	(12,394)	(15,460)
Others	(2,437)	(2,086)
	(80,244)	(67,583)
Total cost services rendered	(263,321)	(227,046)
Gross Income	42,530	109,254
Operating Expenses
Expenses with sales	(50,828)	(36,619)
Administrative and general expenses	(27,367)	(26,865)
Other Revenues (Expenses) net	(331)	(584)
	(78,526)	(64,068)
Operating Result	(35,996)	45,186
Financing result	10,776	(15,346)
Result before taxes	(25,220)	29,840
Provision for social contribution on net income	-	(2,823)
Provision for income tax	-	(7,578)
Net income (loss) for the period	(25,220)	19,439
Shares in circulation at the end of the period (in thousands)	353,327	353,327
Net income (loss) per share – R$	(0.0714)	0.0550

  R$ million

EBITDA		EBITDA Margin
2010	2009	2010	2009
(23)	61.23	(7.6%)	18.2%

Market Data

Electric energy purchased for resale

	2nd qrt/10	1st sem/10
MWh	927,913	1,910,203
Eletrobras	552,367	1,146,122
Other	375,546	764,081
R$ million	77,285	158,772
Eletrobras	41,091	87,499
Other	36,194	71,273

Energy sold

	2nd qrt/10		1st sem/10
Distribution	R$ million	MWh	R$ million	MWh
Residential	68	240,991	135	472,276
Industrial	22	118,757	43	232,197
Commercial	42	138,315	82	269,970
Rural	2	24,752	10	78,768
Government	10	35,067	19	66,411
Public illumination	5	33,855	11	67,977
Public service	7	43,570	15	85,462
Total	156	635,307	315	1,273,061

Losses  - %

2nd qrt/10		1st sem/10
Technical	Commercial	Technical	Commercial
8.80	22.91	8.80	22.90

DEC- Duration of interruptions - in hours

2nd qrt/10	1st sem/10
5.3919	11.0996

FEC – Frequency of interruptions – Number of outages

2nd qrt/10	1st sem/10
3.1972	7.2236

TMA – Average response time – in minutes

2nd qrt/10	1st sem/10
143	133

Average tariff – R$/MWh

2nd qrt/10	1st sem/10
253.87	250.30

Main investments - R$ million

Project	2nd qrt/10	1st sem/10
Distribution
Citizen energy	17	28
Northeastern region energy	7	14
Other	1	3
Total	25	45

Loans and Financing – R$ million

Creditor	Balance on 06/30/10	Due date	Currency
ELETROBRAS	166	2021	REAL
FACEAL	32	2015	REAL
BNDES	1	2013	REAL
BIC BANCO	15	2010	REAL
BANCO DO BRASIL	5	2010	REAL
LLOYDS BANK	1	2024	DÓLAR

Contract obligations on 06/30/10 – R$ million

Loans and Financing	2010	2011	2012	2013	2014	2015	After 2015
Local currency	65	33	31	29	24	11	26
Foreign currency	-	-	-	-	-	-	1

Energy Purchase Agreement	2010	2011	2012	2013	2014	2015	After 2015
MWh	3,931,845	4,019,366	4,124,886	4,336,777	4,373,247	4,413,787	4,413,787
R$ thousand	326,343	333,607	342,365	359,952	362,979	366,344	366,344

Default – more than 120 days – on 06/30/10

Class	R$ million
Residential	7
Industrial	55
Commercial	15
Rural	27
Government	7
Public ilumination	13
Other	3
Total	127

Number of employees – 06/30/10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
453	-	-	108	215	396	1,172

Department	Number of employees
Field	762
Administrative	410

Marketletter – June 2010

Balance Sheet for the period ended on June, 30

(thousand R$)

Assets	2010	2009
Current Assets
Cash and banks	11,352	9,155
Open-market applications	49,346	30,757
Consumers	325,701	324,059
Provision for credits of questionable liquidation	(208,252)	(173,517)
Electric energy credits - installments	113,942	68,662
Non-managerial tariff values to compensate	54,061	6,853
Low-income consumption – subsidies to receive	20,087	17,222
Taxes to compensate	9,439	5,979
Stored materials	12,721	9,842
Other credits	9,380	6,224
	397,777	305,236
Non-Current Assets
Electric energy credits - installments	28,194	2,182
Provision for credits of questionable liquidation	(869)	-
Emergency program for reduction of electric energy consumption	178	178
Taxes to compensate	3,644	3,538
Legal deposits	24,830	49,099
Others	940	127
	56,917	55,124
Investments	146	146
Property, plant and equipment	342,694	294,235
Intangible	8,473	5,864
	351,313	300,245
	408,230	355,369
Total Assets	806,007	660,605

Liabilities and Stockholders Equity	2010	2009
Current Liabilities
Suppliers	64,429	69,087
Free energy	2,113	2,243
Payment-roll	6,017	5,537
Loans and financing	80,340	73,100
Regulatory taxes	22,855	33,177
Private security fund	10,017	8,459
Taxes and contributions	30,328	22,788
Extraordinary installment	1,648	15,604
Estimated obligations	12,482	15,909
Provision for contingencies		18,858
Other payable accounts	19,495	1,940
	249,724	266,702
Non-Current Liabilities
Free energy	26,508	20,426
Loans and financing	350,213	527,560
Private security fund	86,706	94,532
Provision for contingencies	57,321	-
Regulatory taxes	15,051	-
Extraordinary installment	12,441	-
Other payable accounts	5,231	1,388
	553,471	643,906
Stockholders Equity
Social Capital	375,023	375,023
Capital Reserves	31,536	31,536
Accumulated losses	(1,228,357)	(1,162,112)
	(821,798)	(755,553)
Resources for capital increase	824,610	505,550
	2,812	(250,003)
Total Liabilities and Stockholders Equity	806,007	660,605

Statement of Income for the period ended on June, 30

(R$)

Operating Revenue	2010	2009
Supply of electric energy	443,135	386,457
Use of grid and short-term energy	9,479	16,988
Other revenues	5,410	5,616
	458,024	409,061
Deductions to Operating Revenue
Service tax - ICMS	(92,610)	(77,887)
Social contribution - COFINS	(33,774)	(32,204)
Social contribution - PIS/PASEP	(7,343)	(7,000)
Global Reversion Reserve	(3,373)	(1,981)
Consumer charge	(16,421)	(10,375)
ISS	(3)	(32)
	(153,524)	(129,479)
Net Operating Revenue	304,500	279,582
Cost with electric energy
Cost with electric energy	(138,616)	(127,402)
Cost with operation	(59,732)	(52,481)
	(198,348)	(179,883)
Gross Operating Result	106,152	99,699
Operating Expenses
Expenses with sales	(29,985)	(37,835)
Administrative and general expenses	(30,363)	(22,362)
Other operating expenses	(718)	(1,027)
	(61,066)	(61,224)
Operating result	45,086	38,475
Financing result
Income from financial applications	3,389	1,219
Arrears – energy sold	7,379	4,018
Debt charges	(16,218)	(28,911)
Debt monetary variation	(19,726)	(13,641)
Other	3,345	(3,369)
	(21,831)	(40,684)
	23,255	(2,209)
Loss for the period	23,255	(2,209)
Loss per share	0.00089	(0.00008)

  R$ million

EBITDA		EBITDA Margin
2010	2009	2010	2009
45,1	32,48	14,8%	13,8%

Market Data

Electric energy purchased for resale

	2nd/2010	1st sem/2010
MWh	816,965	1,625,010
R$ million	63,575	138,616

Energy sold

	2nd/2010		1st sem/2010
Distribution to	R$ million	MWh	R$ million	MWh
State utilities	36,100	105,712	69,994	204,398
Industrial	17,810	15,378	35,704	120,737
Residential	117,902	239,881	232,712	475,173
Commercial	51,019	157,632	98,992	217,907
Other	3,045	20,770	5,733	41,649
Total	225,876	539,372	443,135	1,059,864

Losses  - %

2nd/2010		1st sem/2010
Technical	Commercial	Technical	Commercial
12.4	19.29	12.42	19.56

DEC- Duration of interruptions - in hours

2nd/2010	1st sem/2010
9.39	22.05

FEC – Frequency of interruptions – Number of outages

2nd/2010	1st sem/2010
7.33	16.27

TMA – Average response time – in minutes

2nd/2010	1st sem/2010
254	229

Extension of distribution lines (km) – 06/30/10

AT + BT urban	AT + BT rural
12,647	33,080

Average tariff – R$/MWh

2nd/2010	1st sem/2010
310.82	310.99

Main Investments - R$ million

Project	2nd/2010	1st sem/2010
Transmission	2.40	4.69
Light for all	43.84	83.05
Distribution	3.12	7.93
Other	0.66	2.33
Total	50.02	98.00

Loans and Financing – R$ million

Creditor	Balance on 06/30/10	Due date	Currency
ELETROBRAS	334,894	2017	RGR/FINEL
B BRASIL/ROL	3,851	2014	IGPM
BB-MORGAN	7,545	2024	DÓLAR

Contract obligations on 06/30/10

Loans and Financing– R$ million	2010	2011	2012	2013	2014	After 2015
	-	36,740	55,116	73,486	91,858	93,013

Energy Purcahse Agreement	2010	2011	2012	2013	2014	2015	After 2015
MWh	3,467,685	4,040,605	4,523,977	3,088,899	2,599,428	2,035,284	35,866,965
R$	263,396,685.66	348,191,258.08	478,330,783.87	410,712,334.16	358,331,163.13	296,846,170.34	5,231,196,793.71

Default – more than  120 days – on 06/30/10

Class	R$ million
Industrial	29,771
Residential	5,182
Commercial	16,143
Other	104,224
Total	155,320

Number of employees – 06/30/10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
324	0	1	14	246	749	1,334

Department	Number of employees
Field	688
Administrative	646

Complementary work force – 06/30/10

Contracted	Other
1.210	6

 (*) Employees from others companies of the Eletrobras System

Marketletter – June 2010

Balance Sheet for the period ended on June, 30

(R$ thousand)

Assets	2010	2009
Current Assets
Cash and banks	11,503	1,535
Open-market applications	94,211	0
Light for All Project – related funds	28	27
Consumers	194,833	171,916
Electric energy credits in installments	33,583	29,021
Debtors	5,416	2,205
(-) Provision for credits of questionable liquidation	(102,314)	(73,599)
Services in course	7,178	11,843
Taxes to compensate	9,626	9,344
Stored materials	5,871	6,976
Low-income social tariff	1,820	1,232
Regulatory assets	88,976	17,596
Expenses paid in advance	2,015	2,093
Sales/Expenses to be reimbursed	1,317	1,294
Other credits	2,225	5,296
	356,288	186,779
Non-Current Assets
Consumers	10,217	11,449
Electric energy credits in installments	50,130	67,827
Collaterals and linked deposits	4,650	20,957
Taxes to compensate	2,276	7,609
Transfered goods to Amazonas Energia	5,795	0
Goods for sale	9,758	9,758
CCC	99,178	0
Expenses paid in advance	11,038	13,045
Other credits	5,747	2,650
Investments	1,833	1,836
Property, plant and equipment - net	380,488	249,221
Intangible	4,282	2,783
	585,392	387,135
Total Assets	941,680	573,914

 (R$ thousand)

Liabilities and Stockholders’ Equity	2010	2009
Current Liabilities
Suppliers	162,162	46,522
Pay-roll	2,174	1,570
Taxes to collect	19,797	22,516
Loans and financing	8,674	78,794
Provision for Contingencies	16,498	-
Estimated obligations	8,323	7,474
Regulatory liabilities	959	-
Compensation account of the variation of values of items of Part “A” - CVA	18,251	18,285
Regulatory taxes	6,984	18,249
CCC – Diesel reimbursement	5,237	3,252
Others	14,755	9,455
	263,814	206,117
Non-Current Liabilities
Loans and financing	94,792	396,995
Provision for Contingencies	14,714	15,635
Refund CCC acount	36,790	36,570
Taxes to colleted	3,463	3,803
Purchase of energy – Interconected transmission system	99,178	-
Purchase of goods from Eletronorte	114,512	-
Regulatory taxes	19,277	11,219
CCC – Refund of oil for specific uses	14,254	14,254
	396,980	478,476

Stockholders’ Equity (not covered)
Social Capital	362,732	362,732
Capital Reserves	48,439	47,957
Accrued losses	(1,248,145)	(1,241,078)
	(836,974)	(830,389)
Resources for capital increase	1,117,860	719,710
	280,886	(110,679)
Total Liabilities and Stockholders’ Equity	941,680	573,914

 Statement of Income for the period ended on June, 30

(R$ thousand)

	2010	2009
Operating Revenue
Supply of electric energy	358,757	378,956
Other revenues	2,544	2,605
	361,301	381,561
Deductions to Operating Revenue
ICMS tax	(56,611)	(59,796)
Social contribution - COFINS	(27,255)	(32,649)
Social contribution - PASEP-PIS	(5,917)	(7,088)
Global Reversion Reserve	(3,130)	(1,749)
ISS	-	(41)
Fuel consumption account - CCC	(9,254)	(5,752)
CDE	(9,003)	-
Proinfa	(6,080)	-
Research and Development – Law 12.111/2009 – Federal Government	(937)	-
Energetic Efficiency Project - PEE	(1,189)	(1,316)
Research and Development	(1,189)	(1,316)
	(120,565)	(109,707)
Net Operating Revenue	240,736	271,854
Cost of electric energy service
Cost with energy
Electric energy purchased for resale	(142,209)	(169,644)
Cost of operation
Personnel	(9,287)	(6,993)
Material	(1,067)	(1,352)
Third party services	(17,813)	(16,094)
Raw material for production of electric energy	(51,862)	(54,270)
Recovery of expenses – CCC	51,862	47,018
Depreciation/Amortization	(11,689)	(10,578)
Others	(539)	(271)
	(40,395)	(42,540)
Cost of third party services	(182,604)	(212,184)
Operating Income	58,132	59,670
Operating Expenses
Expenses with sales	(35,349)	(31,191)
Administrative and general expenses	(44,257)	(35,896)
	(79,606)	(67,087)
Result of Service	(21,474)	(7,417)
Operating Result
Other revenues	1,500	55
Other expenses	(572)	(68)
	928	(13)
Financial Revenues (Expenses)
Income from financial applications	3,850	190
Arrears on energy sold	9,088	12,950
Debt charges	(4,571)	(27,935)
Monetary variations	1,963	4,744
Others	(625)	(1,866)
Financing result	9,705	(11,917)
Net income for the period	(10,841)	(19,347)

R$ million

EBITDA		EBITDA Margin
2010	2009	2010	2009
(9.8)	3.16	(4.1%)	1.2%

Market Data

Electric energy purchased for resale

	2nd qrt/10	1st sem/10
Eletrobras System
MWh	594,883	1,120,782
R$ million	26.84	79.24
Other
MWh	183,260	378,760
R$ million	42.48	62.97

Energy sold

	2nd qrt/10		1st sem/10
Distribution	R$ million	MWh	R$ million	MWh
State utilities	4.3	20,796	8.5	41,542
Industrial	32.4	100,772	60.0	187,575
Residential	77.2	194,001	145.1	373,898
Commercial	46.5	119,381	87.8	227,364
Other	33.0	106,185	62.6	203,167
Non-invoiced income	5.1	0	-5.2	0
Total	198.5	541,135	358.8	1,033,546

Fuel for production of electric energy

		2nd qrt/10		1st sem/10
Type	Metric unit	Quantity	R$ million	Quantity	R$ million
Diesel	M3	17,037	27.54	32,044	51.85

Total  losses  - %

2nd qrt/10	1st sem/10
Commercial
30.06	30.67

DEC- Duration of interruptions - in hours

2nd qrt/10	1st sem/10
6.29	13.93

FEC – Frequency of interruptions – Number of outages

2nd qrt/10	1st sem/10
5.94	14.49

TMA – Average response time – in minutes

2nd qrt/10	1st sem/10
148.40	152.70

Extension of distribution lines (km) – 06/30/10

Voltage (kV)

138kv	69kv	34,5kv	13,8kv Urb,	13,8kv Rural	Total
359	339	548	11,655	27,100	40,001

Average tariff – R$/MWh

2nd qrt/10	1st sem/10
295.51	292.41

Main investments - R$ million

Project	2nd qrt/10	1st sem/10
Distribution	36.67	65.61
Expansion Rural of the distribution Light for all	31.25	51.80
Expansion RD Urban distribution	1.39	1.91
Maintenance of the distribution system	2.82	9.02
Maintenance of transmission system	0.00	0.02
Isolated system - energy	0.00	0.00
Modernization – Distribution and Comercialization System	0.55	1.88
Expansion of the Distribution System	0.66	0.97
Infrastructure and suport	1.04	1.53
Maintenance of real estate	0.15	0.42
Maintenance of real estate. vehicles. machinery and equipment	0.27	0.41
Maintenance of info assets	0.62	0.70
Prodution	0.00	0.02
Maintenance of generation system	0.00	0.02
Total	37.71	67.15

Loans and Financing – R$ million

Creditor	Balance on 06/30/10	Due date	Currency
Eletrobras	102.41	2025	REAL

Contract obligations on 06/30/10 – R$ million

Loans and Financing	2010	2011	2012	2013	2014	2015	After 2015
		15.78	15.72	15.70	11.51	8.99	34.71

Energy Purchase Agreement	2010	2011	2012	2013	2014	2015	After 2015
MWh	2,921,395	3,186,896	3,459,387	3,638,122	3,990,539	4,159,078	18,855,115
R$ million	358.63	391.22	424.67	446.62	489.88	510.57	2,314.65

Default – more than  120 days – on 06/30/10

Class	R$ million
Industrial	7.70
Residential	5.40
Commercial	4.39
Other	88.94
Total	106.43

Number of employees – 06/30/10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
258	2	21	45	260	149	735

Department	Number of employees
Field	369
Administrative	366

Complementary work force – 06/30/10

Contracted	Other (*)
1,143	4

(*) Employees from others companies of  theEletrobras System

Marketletter – June 2010

Balance Sheet for the period ended on June 30

(R$ thousand)

Assets	2010	2009
Current Assets
Cash and banks	18,001	4,609
Consumers and Concessionaire	110,166	157,930
Provision for credits of questionable liquidation	(56,423)	(104,921)
Debtors	2,633	2,596
Stored materials	1,785	1,862
ICMS tax to recover	-	7,334
Others Credits	3,768	3,473
	79,930	72,883
Non- Current Assets
Long-term asset
ICMS tax to recover	-	36,014
Consumers and concessionaire	67,094	11,395
Other credits	8,537	1,332
	75,631	48,741
Property, plant and equipment	129,105	128,909
Intangible	1,590	755
	206,326	178,405
Total Assets	286,256	251,288

Liabilities and Stockholders’ Equity	2010	2009
Current Liabilities
Suppliers	154,219	91,667
Payment-roll	3,012	567
Regulatory taxes	2,518	548
Taxes and social contributions	2,225	1,773
Estimated obligations	346	5,073
Provisions for contingencies	9,404	6,020
Research and Development / energy efficiency	3,356	2,296
Associated and Subsidiaries or Holding co	7,403	8,559
Other payable accounts	14,648	3,127
	197,131	119,630

Non-Current Liabilities
Associated and Subsidiaries or Holding co	79,372	83,572
Research and Development / energy efficiency	4,598	4,347
	83,970	87,919

Stockholders’ Equity
Social Capital	320,743	320,743
Accrued losses	(315,588)	(277,004)
	5,155	43,739
Total Liabilities and Stockholders’ Equity	286,256	251,288

Statement of Income for the period ended on June 30

(R$ thousand)

	2010	2009
Operating Revenue
Supply of electric energy	66,024	83,397
Gross supply of electric energy	5,348	2,919
Use of distribution grid	6,811	6,245
Other operating revenues	934	1,420
	79,117	93,981
Deductions to Operating Revenue
ICMS on the sale of energy	(7,821)	(13,983)
Social contribution - PIS/PASEP	(1,353)	(1,549)
Social contribution - COFINS	(6,095)	(7,135)
Service tax - ISS	(25)	(23)
Global Reversion Reserve	(1,393)	(916)
Charge on program for energy efficiency	(301)	(340)
Charge on Fuel consumption account - CCC	(1,677)	(1,665)
Charge on Research and Development	(301)	(340)
	(18,966)	(25,951)
Net Operating Revenue	60,151	68,030
Cost of electric energy service
Electric energy purchased for resale	(26,696)	(40,142)
Cost of operation
Personnel	(7,766)	(9,543)
Material	(84)	(176)
Third party services	(375)	(579)
Depreciation and amortization	(2,699)	(2,159)
Others	(99)	(65)
	(37,719)	(52,664)
Gross income	22,432	15,366
Operating income (expenses)
Sales expenses	(17,745)	(15,845)
General and administrative expense	(11,044)	(13,276)
Other operating income (expenses), net	(886)	(5,186)
	(29,675)	(34,307)
Operating loss before financing result	(7,243)	(18,941)
Other income (expenses)	(118)	-
Financing result
Income from financial applications	32	52
Monetary variation – asset	9,782	8,061
Monetary variation – liability	(13,517)	(3,185)
Debt charges	(2,470)	(3,199)
Others	(1,583)	(241)
	(7,756)	1,488
Loss for the period	(15,117)	(17,453)

R$ million

EBITDA		EBITDA Margin
2010	2009	2010	2009
(4.5)	(16.78)	(7.6%)	(24.7%)

Market Data

Electric energy purchased for resale

	2nd qrt/10	1st sem/10
MWh	56,212.461	218,160.242
R$ million	8.39	32.75

Energy sold

	2nd qrt/10		1st sem/10
Class	R$ million	MWh	R$ million s	MWh
State utilities	4,550,034	22,739	8,736,224	43,570
Industrial	787,045	3,519	1,540,104	6,878
Residential	19,066,254	59,530	37,280,387	115,959
Commercial	7,823,335	27,316	15,082,135	52,430
Other	1,329,962	7,172	2,728,086	14,751
Total	33,556,630	120,277	65,366,938	233,589

DEC- Duration of interruptions - in hours

2nd qrt/10	1st sem/10
1.11	7.02

FEC – Frequency of interruptions – Number of outages

2nd qrt/10	1st sem/10
2.24	9.41

TMA – Average response time – in minutes

2nd qrt/10	1st sem/10
74.76	62.08

Extension of distribution lines (km) – 06/30/10

km	Voltage (kV)
922.624	127V ou 220V
1,040.39	13.8kV
70.27	69kV

Average tariff – R$/MWh

2nd qrt/10	1st sem/10
278.96	279.86

Main Investments - R$ million

Project	2nd qrt/10	1st sem/10
Distribuition
Maintenance of energy distribution system	0.20	0.24
Maintenance of energy distribution and commercialization system	0.26	0.36
Outros
Maintenance and adjustment of real estate	0.04	0.14
Maintenance and adjustment of property. vehicles and equipment	0.04	0.04
Total	0.54	0.78

Loans and Financing – R$ million

Creditor	Balance on 06/30/10	Date Due	Currency
Eletrobras – RES 0676/03	8.13	04.30.2015	R$
Eletrobras – ECF 1554/97	7.23	04.30.2015	R$
Eletrobras – RES 0898/03	1.66	05.30.2015	R$
Eletrobras – RES 2516/05	0.28	10.30.2014	R$
Eletrobras – RES 2554/05	0.22	10.30.2014	R$
Eletrobras Eletronorte	25.02	11.30.2013	R$

Contract obligations on 06/30/10 – R$ million

Loans and Financing	2010	2011	2012	2013	2014	2015	After 2015
Eletrobras	1.79	2.07	3.06	3.37	3.71	3.31	0
Eletronorte	2.6	6.79	7.50	7.57	0	0	0

Energy Purchase Agreement	2010	2011	2012	2013	2014	2015	After 2015
MWh	612,020	645,979	737,715	774,327	806,008	3,541,831
R$ million	140.74	163.4	205.26	237.90	271.37	1,528.42

Default – more than  180 days – on 06/30/10

Class	R$ million
Industrial	0.19
Residential	2.19
Commercial	0.34
Other	56.78
Total	59.50

Number of employees – on 06/30/10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
108	85	0	0	75	26	294

Department	Number of employees
Field	146
Administrative	148

Complementary work force – 06/30/10

Contracted	Other
01	01

Marketletter – June 2010	Participation Companies

Eletropar has a minority participation of 49% in the share capital of Eletronet SA - Eletronet and acts as representative of the interests of the utilities controlled by Eletrobras at Eletronet, with the responsibility of passing through the business earnings to these companies, Eletropar is paid for these administration services and is reimbursed for expenses incurred on account of services redered.

Marketletter – June 2010

Balance Sheet for the period ended on June 30
(R$ thousand)

Assets	2010	2009
Current Assets
Cash and banks	42,853	23,745
Return on investments	4,649	4,749
Fiscal assets to recover	368	842
Sundry credits	782	686
Other	243	275
	48,895	30,297
Non-current assets
Investments	83,103	83,430
Property, plant and equipment
Furniture and utensils	206	186
(-) Accumulated depreciation	(157)	(144)
	49	42
Intangible	1	2
	83,153	83,474
TOTAL ASSETS	132,047	113,771

	2010	2009
LIABILITIES AND STOCKHOLDERS EQUITY
CURRENT LIABILITIES
Shareholders remuneration	805	803
Payable accounts - Eletrobras	588	499
Tax obligations	63	46
Estimated obligations	13	13
Other	50	6
	1,519	1,367

STOCKHOLDERS EQUITY
Social Capital	55,769	55,769
Income reserve	569	533
Accrued losses	11,905	(6,183)
	68,243	50,120
Advance Payment for Capital Increase	62,285	62,285
	130,528	112,404
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	132,047	113,771

Statement of Income for the period ended on June 30
(R$ thousand)

	2010	2009
Operating Revenues
Dividends	11,006	11,424
Interest on own capital	-	834
Equity participation	1,757	1,618
	12,763	13,876
Operating Expenses
Personnel/fees	1,059	1,197
Materials and Products	45	46
Traveling expenses, transportation, training	27	25
Third party services	222	199
Publicity	198	253
Taxes and contributions	76	77
Rent, Condominium Installments and Municipal Taxes	32	31
Operacional provision	673	7,375
Other	38	53
	2,369	9,256
Operating Result BEFORE FINANCING RESULT	10,394	4,620
FINANCIAL REVENUES (EXPENSES)
Financing revenues	1,757	1,477
Financing expenses	(69)	(437)
FINANCIAL RESULT	1,688	1,040
Operacional result	12,082	5,660
Income before income tax and social contribution	12,082	5,660
Income tax and social contribution	(177)	(6)
Net income for the period	11,905	5,654
Net income per share	R$ 1.145696	R$ 0.544133

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2010

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.